FedEx®

ANNUAL REPORT
2025

We Are Innovators. We Are Leaders.

We Are FedEx.

To our FedEx stockholders,

Frederick W. Smith meant a great deal to this company, the business community, his beloved family, and me personally. Fred was more than a business leader. He was a visionary who helped revolutionize the delivery industry and global commerce. He was a man who led with integrity and inspired others. His belief in people, his relentless pursuit of excellence, and his commitment to connect people with possibilities built one of the world's most successful companies over the last five decades, and his legacy will be felt for decades to come.

It is difficult to put into words the tremendous loss felt by all who knew Fred Smith, but he was a man grounded by a mission. He would tell us to stay focused on the business and keep marching forward, and so we will do just that.

Throughout our history, the FedEx team has delivered many things. The most extraordinary is change. We define value by progress, considering not only our daily contributions but also how we advance the world. As the company that pioneered express delivery and built the network that connects the globe, we understand that progress is only possible through change. That is why we continuously innovate and pursue what's next to deliver greater value and a brighter future for the people and communities we serve.

Delivering in FY25

FY25 was our first year operating as one FedEx. I am incredibly proud of how the team collectively responded to a very rapidly evolving market and was determined to make a difference each and every day. In our new structure, we overcame headwinds — including the expiration of our U.S. Postal Service contract, two fewer operating days, and volatility and uncertainty related to global trade policy — to deliver year-over-year growth in revenue and adjusted earnings per share.

We significantly reduced our CapEx in FY25 by approximately $1.1 billion, for a total of $4.1 billion, compared to $5.2 billion in FY24. This marks our lowest capital spending over the past 10 years. Our CapEx as a percentage of revenue was 4.6%, the lowest level since FedEx Corporation was established in 1998.

Reducing CapEx was an important factor in returning approximately $4.3 billion back to our stockholders, exceeding our $3.8 billion commitment. These results come as we continue to make progress on the previously announced spin-off for FedEx Freight.

In FY26, we will continue building momentum to deliver a brighter future for FedEx and our customers.

Hitting our stride with DRIVE

Nearly three years ago, we announced DRIVE to support our ongoing transformation. This was a major step in adopting a new framework and way of working to generate greater rigor in execution and enhance our ability to adapt to rapidly changing market conditions.

As a part of this announcement, we committed to delivering $4 billion in structural cost reduction by FY25, over the FY23 base. In the last two years we achieved our targets of $1.8 billion in FY24 and $2.2 billion in FY25 — reaching our overall objective. With the proven success of this new way of working, we will continue to use and expand this framework to achieve additional value in the years to come.

Winning with technology and advancing transformation

FedEx connects 99% of the world's commerce, and technology is the enabler to revolutionizing supply chains for the future. Technology unlocks new ways to find growth, to improve the experience for our customers, and to continue optimizing our own operations.

Through our transformation, we made tremendous progress with Network 2.0 in FY25, as we began optimizing larger and more densely populated markets. We exited the year having implemented Network 2.0 optimization in approximately 290 locations and completed the implementation in Canada.

In addition to optimizing our own physical network, the team has done an incredible job working closely with our customers and helping them navigate an increasingly complex trade landscape. We leveraged the flexibility of our network, optimized by Tricolor, to rapidly align our global capacity to match demand shifts in a very dynamic market. FedEx has always innovated to solve customer problems, and today, we are using data, artificial intelligence, and machine learning in bold, new ways to deliver outstanding experiences.

At the same time, our biggest game changer remains every FedEx team member. Their commitment to delivering the Purple Promise to make every FedEx experience outstanding allows us to exceed customer expectations, expand into new markets, and differentiate FedEx.

A vision with value

For over 50 years, FedEx has helped move the world forward. We remain dedicated to making it better and brighter for all. Our vision to make supply chains smarter for everyone amplifies our fundamental strengths — our unmatched global network, our legacy of innovation, and our renowned culture — to advance growth and progress now and in the future.

Throughout our history, FedEx has never waited for change; we create it. This spirit drives us to usher in a new era of global commerce — one enhanced by technology, defined through collaboration, and shaped with a steadfast commitment to delivering greater value in the world.

Sincerely,

RAJ SUBRAMANIAM
President & CEO, FedEx Corporation

See "Forward-Looking Statements" and "Risk Factors" on pages 21-34 in the FY25 FedEx Corporation Annual Report on Form 10-K, included herein, for a discussion of potential risks and uncertainties that could materially affect our future performance.

 

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

       For the fiscal year ended May 31, 2025.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

       For the transition period from _____ to _____.

Commission file number 1-15829

FedEx Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**62-1721435**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
942 South Shady Grove Road, Memphis, Tennessee	**38120**
(Address of Principal Executive Offices)	*(ZIP Code)*

Registrant's telephone number, including area code: **(901) 818-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.10 per share	**FDX**	**New York Stock Exchange**
0.450% Notes due 2025	**FDX 25A**	**New York Stock Exchange**
1.625% Notes due 2027	**FDX 27**	**New York Stock Exchange**
0.450% Notes due 2029	**FDX 29A**	**New York Stock Exchange**
1.300% Notes due 2031	**FDX 31**	**New York Stock Exchange**
0.950% Notes due 2033	**FDX 33**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the Registrant, computed by reference to the closing price as of the last business day of the Registrant's most recently completed second fiscal quarter, November 30, 2024, was approximately $66.8 billion. The Registrant has no non-voting stock.

As of July 17, 2025, 235,899,098 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the 2025 annual meeting of stockholders to be held on September 29, 2025 are incorporated by reference in response to Part III of this Report.

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FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K (this "Annual Report"), including (but not limited to) those contained in "Item 1. Business"; "Item 1A. Risk Factors"; "Item 1C. Cybersecurity"; "Item 2. Properties"; "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities"; the "Trends Affecting Our Business," "Business Optimization Costs," "Income Taxes," "Outlook," "Reportable Segments," "Liquidity Outlook," and "Critical Accounting Estimates" sections of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition"; and the "Description of Business Segments and Summary of Significant Accounting Policies," "Goodwill and Other Intangible Assets," "Long-Term Debt and Other Financing Arrangements," "Leases," "Income Taxes," "Retirement Plans," "Business Segments and Disaggregated Revenue," "Commitments," and "Contingencies" notes to the consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance, and business. Forward-looking statements include those preceded by, followed by, or that include the words "will," "may," "could," "would," "should," "believes," "expects," "forecasts," "anticipates," "plans," "estimates," "targets," "projects," "intends," or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other Securities and Exchange Commission ("SEC") filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

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TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

FedEx Corporation ("FedEx") was incorporated in Delaware on October 2, 1997 to serve as the parent holding company and provide strategic direction to the FedEx portfolio of companies. FedEx provides customers and businesses worldwide with a broad portfolio of transportation, e-commerce, and business services, offering integrated business solutions utilizing its flexible, efficient, and intelligent global network.

Our website is located at fedex.com. Detailed information about our services, e-commerce tools and solutions, and corporate responsibility initiatives can be found on our website. In addition, we make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to such reports available, free of charge, through our website, as soon as reasonably practicable on the day they are filed with or furnished to the SEC. The Investor Relations page of our website, investors.fedex.com, contains a significant amount of information about FedEx, including our SEC filings and financial and other information for investors. The information that we post on the Investor Relations page of our website could be deemed to be material information. We encourage investors, the media, and others interested in FedEx to visit this website from time to time, as information is updated and new information is posted. The information on our website, however, is not incorporated by reference in, and does not form part of, this Annual Report.

In connection with our one FedEx consolidation plan, on June 1, 2024, FedEx Ground Package System, Inc. ("FedEx Ground") and FedEx Corporate Services, Inc. were merged into Federal Express Corporation ("Federal Express"), becoming a single company operating a unified, fully integrated air-ground express network under the respected FedEx brand. FedEx Freight, Inc. ("FedEx Freight") provides less-than-truckload ("LTL") freight transportation services as a separate subsidiary. Beginning in the first quarter of 2025, Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Additionally, the results of FedEx Custom Critical, Inc. ("FedEx Custom Critical") are included in the FedEx Freight segment instead of the Federal Express segment in 2025. For more information, please see "Business Segments" below. For financial information concerning our reportable segments, refer to "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Additionally, the FedEx Dataworks, Inc. ("FedEx Dataworks") operating segment is focused on creating solutions to transform the digital and physical experiences of our customers and team members. The FedEx Office and Print Services, Inc. ("FedEx Office") operating segment provides document and business services and retail access to our package transportation businesses and the FedEx Logistics, Inc. ("FedEx Logistics") operating segment provides customs brokerage and global ocean and air freight forwarding, as well as integrated supply chain management solutions through FedEx Supply Chain Distribution System, Inc. ("FedEx Supply Chain"). FedEx Dataworks, FedEx Office, and FedEx Logistics are included in "Corporate, other, and eliminations" in our segment reporting. For more information about FedEx Dataworks, FedEx Office, and FedEx Logistics, please see "FedEx Dataworks Operating Segment," "FedEx Office Operating Segment," and "FedEx Logistics Operating Segment" under "Business Segments" below.

In December 2024, we announced that FedEx's Board of Directors decided to pursue a full separation of FedEx Freight through the capital markets, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to FedEx stockholders, is expected to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026.

Except as otherwise specified, any reference to a year in this Annual Report indicates our fiscal year May 31, 2025 or ended May 31 of the year referenced, and comparisons are to the corresponding period of the prior year. In January 2025, the Board of Directors approved a change in FedEx's fiscal year end from May 31 to December 31. The fiscal year change will be effective for the period beginning June 1, 2026.

Strategy

The collective FedEx brand gives us our competitive edge. Further, our strategy allows us to manage our business as a portfolio, in the long-term best interest of the enterprise. As a result, we base decisions on capital investment and service additions or enhancements upon achieving the highest overall long-term return on invested capital for our business as a whole. We focus on making appropriate investments in the technology and assets necessary to optimize our long-term earnings performance and cash flow. Our business strategy also provides flexibility in structuring our network to align with varying macroeconomic conditions and customer demand for the market segments in which the customer operates, allowing us to leverage and manage change. Volatility, uncertainty, and innovation have become the norms in the global transportation market, and we are able to use our flexibility to accommodate changing conditions in the global economy.

For more than 50 years, we built networks that have created a differentiated and unmatched portfolio of services while continuously evolving to meet the changing needs of our customers and the market. With the significant growth of e-commerce and as our service mix continues to shift to deferred services, we are continuing to evolve to improve our operational efficiency and enhance profitability through one FedEx, Network 2.0 (our multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada), DRIVE (our comprehensive program to improve long-term profitability), and Tricolor (the redesign of the Federal Express international air network as part of the DRIVE program to improve efficiency and asset utilization). We are building a simplified experience to better serve our customers with enhanced capabilities and transforming to operate with more flexibility, efficiency, and intelligence.

The DRIVE program includes a business optimization plan to drive efficiency among our transportation segments, lower our overhead and support costs, and transform our digital capabilities. We have commenced our plan to consolidate our sortation facilities and equipment, reduce pickup-and-delivery routes, and optimize our enterprise linehaul network by moving beyond discrete collaboration to an end-to-end optimized network through Network 2.0. As of May 31, 2025, we had implemented Network 2.0 optimization in approximately 290 locations in the U.S. and Canada. Using a market-by-market approach, service providers will handle the pickup and delivery of Federal Express packages in some locations while employee couriers will handle others. See "Business Segments" below, "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information on one FedEx, Network 2.0, DRIVE, and Tricolor.

Innovation inspired our start at FedEx over 50 years ago, and it is fueling our future as we combine logistics with digital intelligence. Leveraging the capabilities of FedEx Dataworks, developments in data and technology, including artificial intelligence and machine learning, are facilitating the execution of our DRIVE transformation by creating new opportunities to improve our operational efficiency. See "Business Segments" below for more information. The size and scale of our global network gives us key insights into global supply chains and trends. This foundation provides an immense amount of data we can use to build better insights, improve the customer experience, and differentiate our service offerings. To fully harness the power of this data, FedEx Dataworks is focused on putting our data into context and using it to enhance the efficiency of the FedEx network and the end-to-end experience of our customers by making supply chains smarter for everyone.

In September 2024, we launched fdx, a fully integrated data-driven commerce platform that connects the entire customer journey. See "Federal Express Segment — Customer-Driven Technology — E-Commerce and Digital Solutions" below for more information. In early 2025, we formed a new enterprise-wide Data & Technology team, which is focused on initiatives to streamline the technology used during the package delivery lifecycle; establish global standards across pickup-and-delivery, linehaul, sort, and clearance operations; and improve digital products and experiences for the FedEx enterprise and our customers.

"Safety Above All" is the first and foremost value in every aspect of our business. We are committed to making our workplaces and communities safer for our team members, customers, and the public. This philosophy is embedded in our day-to-day work through rigorous policies, continual education and engagement, and investments in technology designed to prevent accidents.

Through our global transportation, information technology, and retail networks, we help to facilitate an ongoing and unprecedented expansion of customer access — to goods, services, and information. We believe it would be extremely difficult, costly, and time-consuming to replicate our global network, which reflects decades of investment, innovation, and expertise, includes the world's largest all-cargo air fleet, and connects more than 99% of the world's gross domestic product. We continue to position our company and team members to facilitate and capitalize on this access and to achieve stronger long-term growth, productivity, and profitability.

Business Segments

The following describes in more detail the operations of each of our principal operating segments:

Federal Express Segment

Overview

Federal Express pioneered the express transportation industry over 50 years ago in 1973 and remains the industry leader today, providing a range of rapid, reliable, time- and day-definite delivery services to more than 220 countries and territories through an integrated air-ground express network.

As of May 31, 2025, Federal Express employed approximately 440,000 employees and had approximately 63,000 drop-off locations (including FedEx Office stores and FedEx OnSite locations, such as over 15,000 Walgreens and Dollar General stores), nearly 700 aircraft, and over 175,000 motorized vehicles in its global network. Federal Express contracts with approximately 5,700 independent small businesses to conduct certain linehaul and pickup-and-delivery operations. See "Operations" below for information regarding the consolidation of these operations into the surface operations of Federal Express. Federal Express also provides cross-border enablement and technology solutions and e-commerce transportation solutions.

U.S. and Canadian Services

Federal Express offers a wide range of U.S. and Canadian domestic shipping services for packages and freight. Federal Express offers three U.S. domestic overnight package delivery services (FedEx First Overnight, FedEx Priority Overnight, and FedEx Standard Overnight) and three U.S. domestic deferred package delivery services (FedEx 2Day, FedEx 2Day AM, and FedEx Express Saver). FedEx SameDay service is available 365 days a year throughout all 50 states for urgent shipments up to 150 pounds. Federal Express also offers U.S. express overnight and deferred freight services to handle the needs of the time-definite freight market.

Federal Express is also a leading provider of day-definite business and residential delivery services for packages weighing up to 150 pounds. Federal Express service reaches 100% of the continental U.S. population and nearly 100% of the Canadian population. Federal Express offers day-definite residential delivery service to 99% of the U.S. population on Saturdays and to nearly two-thirds of the U.S. population on Sundays. Federal Express offers day-definite delivery service on Saturdays to over 40% of the Canadian population with FedEx Priority Overnight, FedEx Standard Overnight, and FedEx 2Day services. Federal Express also offers an economy service that is available for the consolidation and delivery of high volumes of low-weight, less time-sensitive business-to-consumer packages to any residential address in the U.S.

International Services

Federal Express offers a wide range of international shipping services for delivery of packages and freight, connecting markets that generate more than 99% of the world's gross domestic product. FedEx international package services include a money-back guarantee. Federal Express's unmatched air route authorities and extensive transportation infrastructure, combined with leading-edge information technologies, make it the world's largest express transportation company.

International express and deferred package delivery is available to more than 220 countries and territories, with a variety of time-definite services to meet distinct customer needs. FedEx International Economy provides time-definite delivery typically in two to five business days. FedEx International First provides time-definite delivery to select postal codes in more than 25 countries and territories, with delivery to select U.S. ZIP Codes as early as 8:00 a.m. from more than 90 countries, delivery by 10:00 a.m. in one business day from the U.S. to Canada, and delivery by 11:00 a.m. in one business day from the U.S. to Mexico. Our FedEx International Priority service provides end-of-day time-definite delivery in one to three business days to more than 220 countries and territories, and our FedEx International Priority Express service provides midday time-definite delivery in one to three business days to more than 25 countries and territories. Federal Express also offers domestic pickup-and-delivery services within certain non-U.S. countries, including France, the United Kingdom, Australia, Brazil, Italy, Canada, Mexico, Poland, India, China, and in Southern Africa. In addition, Federal Express offers comprehensive international express and deferred freight services, real-time tracking, and advanced customs clearance. FedEx International Connect Plus, an e-commerce service currently available from nearly 60 origin countries to over 190 destination countries, provides day-definite delivery typically within two to five business days.

Operations

Federal Express's largest sorting facility, located in Memphis, serves as the center of the company's multiple hub-and-spoke system and worldwide air network. A second national air hub facility is located in Indianapolis. We are making investments over multiple years in our facilities to expand and modernize our Indianapolis hub and modernize our Memphis hub. In addition to these national air hubs, Federal Express operates regional air hubs in Fort Worth, Newark, Oakland, and Greensboro and major metropolitan sorting facilities at airports in Chicago, Los Angeles, and Atlanta.

Facilities at airports in Anchorage, Paris, Cologne, Guangzhou, and Osaka serve as sorting facilities for express package and freight traffic moving to and from Asia, Europe, and North America. Additional major sorting and freight handling facilities are located at Narita Airport in Tokyo and Stansted Airport outside London. The facilities in Paris, Cologne, Guangzhou, and Osaka are also designed to serve as regional air hubs for their respective market areas. A facility in Miami serves our South Florida, Latin American, and Caribbean markets. A central air hub near Liege, Belgium connects specific large European markets. In addition to its worldwide air network, Federal Express operates road networks in North America, Europe, the Middle East, Asia, Australia, and South America. Federal Express's unique European road network connects more than 45 countries and territories through 27 transit hubs and more than 550 stations.

With the significant growth of e-commerce, and as our service mix continues to shift to deferred services, we are fundamentally redesigning our international air network to operate more efficiently. The redesigned network continues to deploy FedEx-owned aircraft in the delivery of International Priority parcel shipments using our existing hub-and-spoke model. Additionally, a portion of our owned aircraft fleet has been retimed to operate off-cycle, allowing us to build density, decongest hubs, and connect our global surface networks. Finally, we are leveraging our global partner network as an adaptive capacity layer, particularly on imbalanced trade lanes, to move e-commerce and deferred volumes.

Throughout its worldwide network, Federal Express operates city stations and employs a staff of customer service agents, cargo handlers, and couriers who pick up and deliver shipments in the station's service area. In some international areas, independent agents

("Global Service Participants") have been selected to complete deliveries and to pick up packages. For more information about our sorting and handling facilities, see "Item 2. Properties" of this Annual Report under the caption "Federal Express Segment."

Federal Express also operates a highly flexible surface network of approximately 720 legacy FedEx Ground and 530 legacy FedEx Express facilities, as of May 31, 2025, that support its U.S. and Canada surface operations. Through Network 2.0, the multi-year effort to improve the efficiency with which we pick up, transport, and deliver packages in the U.S. and Canada, these operations are being consolidated. We have completed implementation of Network 2.0 in Canada and implemented Network 2.0 at approximately 130 locations in the U.S. Under Network 2.0, Federal Express continues to utilize both its employee couriers and service providers in U.S. surface operations using a market-by-market approach. See "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information on Network 2.0.

Federal Express continues to maximize the use of existing U.S. surface facilities through Network 2.0. Many of these facilities utilize advanced automated unloading and sorting technology to streamline the handling of millions of packages daily. This technology includes a yard management system in many facilities which interacts with GPS tags on trailers to automatically notify the control center when a trailer arrives and departs. Using overhead laser and six-sided camera-based bar code scan technology, hub conveyors electronically guide packages to their appropriate destination chute where they are loaded for transport to their respective destination stations for local delivery.

Through collaboration with FedEx Dataworks, Federal Express is also implementing dynamic scheduling tools at many U.S. surface facilities to match sort staffing with volumes and is introducing capabilities to allow certain packages to bypass station sortation and proceed directly to vehicles, which helps to maximize station capacity. In addition, dock modernization efforts enabled by FedEx Dataworks, including a network operating plan that uses machine learning and algorithms to develop more detailed and accurate volume forecasts, are enhancing productivity at these facilities in furtherance of our DRIVE initiatives. Federal Express is also testing autonomous, driverless technologies in the handling of large, non-conveyable packages, as well as robotic product sortation systems to sort small packages.

Federal Express offers service providers advanced route optimization technology supported by the capabilities of FedEx Dataworks that includes near real-time data that service providers may use to plan efficient delivery routes and vehicle mix. To promote safe operations, service providers contracting with Federal Express agree to use certain safety-related vehicle technologies and satisfy certain driver standards. Additionally, software systems and internet-based applications are deployed to offer customers new ways to connect internal package data with external delivery information. Federal Express provides shipment tracing and proof-of-delivery signature functionality through the FedEx website, fedex.com. For additional information regarding FedEx e-commerce tools and solutions, including FedEx Delivery Manager and FedEx Returns Technology, see "Customer-Driven Technology — E-Commerce Solutions" below.

Pricing

Federal Express periodically publishes updates to the list prices for the majority of its services in its Service Guides. In general, shipping rates are based on the service selected, origin, destination, weight, size, any ancillary service charge, and whether the customer charged the shipment to a FedEx account. On January 6, 2025, a 5.9% average list price increase was implemented in the U.S. for domestic and international services. List prices also increased for contractual services and in international markets at this time.

Federal Express implements and adjusts demand surcharges from time to time based on assessments of shipment volume and capacity in our network. For U.S. domestic services, demand surcharges historically have applied to shipments that exceed certain length, girth, and weight thresholds or require additional handling; to residential packages for customers meeting a certain volume threshold; and to FedEx Ground Economy shipments. Demand surcharges on U.S. domestic services initially implemented in 2020 remained in effect for the first half of 2024. Higher surcharges were applied during the 2024 holiday shipping season, after which time the U.S. domestic demand surcharges were suspended. Demand surcharges on international services initially implemented in 2020 were reduced for select lanes in September 2023, October 2023, and January 2024 and remained in effect for the Middle East, Indian Subcontinent, and African region until June 3, 2024, and for all other international markets until April 29, 2024. The surcharges were reinstated for select international lanes in August 2024, with subsequent rate changes during the remainder of 2025. The surcharges were ended on May 31, 2025, except for shipments inbound to Israel and Canada, which continue until further notice. A demand surcharge on U.S. to Canada international ground services was implemented beginning in June 2025.

Federal Express has an indexed fuel surcharge for U.S. domestic and U.S. outbound shipments and for shipments originating internationally, where legally and contractually possible, which is adjusted on a weekly basis. The fuel surcharge is based on a weekly fuel price from roughly two weeks prior to the week in which it is assessed. Effective September 2, 2024, February 10, 2025, and June 9, 2025, the tables used to determine fuel surcharges for U.S. domestic services were updated. The tables used to determine fuel surcharges for international services were updated in July 2024, October 2024, and June 2025. See the "Results of Operations and Outlook — Consolidated Results — Fuel" section of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information.

Retail Access Network

FedEx Office offers retail access to Federal Express shipping services at all of its retail locations. Federal Express also has alliances with certain other retailers to provide in-store drop-off sites, including at more than 15,000 Walgreens and Dollar General stores. Our unstaffed FedEx Drop Boxes provide customers the opportunity to drop off packages in office buildings, shopping centers, and corporate or industrial parks. Federal Express has a total of approximately 63,000 drop-off locations.

Fuel Supplies and Costs

During 2025, Federal Express purchased jet fuel from various suppliers under contracts that vary in length and which provide for estimated amounts of fuel to be delivered. The fuel represented by these contracts is purchased at market prices. We do not have any jet fuel hedging contracts. See "Pricing" above.

The following table sets forth Federal Express's costs for jet fuel and its percentage of FedEx Corporation consolidated revenues for the last five fiscal years:

Fiscal Year		Total Jet Fuel Costs (in millions)	Percentage of Consolidated Revenue
2025	$	2,832	3.2 %
2024		3,598	4.1
2023		4,515	5.0
2022		3,867	4.1
2021		2,065	2.5

Most of Federal Express's vehicle fuel needs are satisfied by retail purchases with various discounts.

Competition

As described in "Item 1A. Risk Factors" of this Annual Report, the U.S. domestic and international package and the U.S. domestic freight and international freight markets are both highly competitive and sensitive to price and service, especially in periods of little or no macroeconomic growth. The ability to compete effectively depends upon price, frequency, reliability, capacity and speed of scheduled service, ability to track packages, extent of geographic coverage, innovative service offerings, and the fit within the customer's overall supply chain.

Competitors within the U.S. include other package delivery concerns, principally United Parcel Service, Inc. ("UPS"), passenger airlines offering express package services, regional delivery companies, air freight forwarders, and the USPS. Federal Express's principal international competitors are DHL, UPS, DPD (a subsidiary of France's La Poste's GeoPost), General Logistics Systems (a Royal Mail-owned parcel delivery group), foreign postal authorities, passenger airlines, air freight forwarders, regional carriers, and all-cargo airlines. Federal Express also competes with startup companies that combine technology with crowdsourcing to focus on local market needs. In addition, some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors and delivery service providers for deliveries, and may be considered competitors in addition to customers. For example, Amazon.com has established a network of hubs, aircraft, and vehicles, recently began offering an LTL freight service for inbound shipments to its distribution facilities, and has expressed an intention to offer its internal delivery capabilities broadly to third parties. Many of Federal Express's international competitors are government-owned, -controlled, or -subsidized carriers, which may have greater resources, lower costs, less profit sensitivity, and more favorable operating conditions than Federal Express. For more information, see "Item 1A. Risk Factors" of this Annual Report.

Employees and Service Providers

Rajesh Subramaniam is the President and Chief Executive Officer of Federal Express, John A. Smith is the Chief Operating Officer – United States and Canada, and Richard W. Smith is the Chief Operating Officer – International and Chief Executive Officer – Airline. As of May 31, 2025, Federal Express employed approximately 237,000 permanent full-time and approximately 203,000 permanent part-time employees. In addition, Federal Express contracts with approximately 5,700 independent small businesses to conduct certain linehaul and pickup-and-delivery operations.

The pilots at Federal Express, who are a small number of its total employees, are represented by the Air Line Pilots Association, International ("ALPA") and are employed under a collective bargaining agreement that took effect in November 2015. The collective bargaining agreement became amendable in November 2021. Bargaining for a successor agreement began in May 2021, and in November 2022 the National Mediation Board ("NMB") began actively mediating the negotiations. In July 2023, Federal Express's pilots failed to ratify the tentative successor agreement that was approved by ALPA's FedEx Master Executive Council the prior month. Bargaining for a successor agreement continues. In April 2024, the NMB rejected ALPA's request for a proffer of arbitration.

Federal Express will continue to bargain in good faith and the ongoing bargaining process has no effect on our operations. In addition to our pilots, certain of Federal Express's non-U.S. employees are unionized. FedEx believes its employee relations are excellent. See "Item 1A. Risk Factors" of this Annual Report for more information.

Customer-Driven Technology

FedEx is a world leader in technology, and late FedEx founder and long-time Chairman and Chief Executive Officer Frederick W. Smith's vision that "the information about a package is as important as the delivery of the package itself" remains at the core of our comprehensive technology strategy. We strive to build technology solutions that will solve our customers' business problems with simplicity, convenience, speed, and reliability. Additionally, FedEx stands at the nexus of digital and physical networks, a crucial intersection for the success of e-commerce and time-sensitive deliveries. We continue to expand our e-commerce convenience network and explore innovative alternatives to help customers and businesses deliver. During 2025, we continued to advance a major information technology transition from traditional mainframe computing to cloud-based systems, which is delivering significant benefits in terms of flexibility, security, speed to market, and resiliency. See "FedEx Dataworks Operating Segment" below for more information on the solutions we are creating to enhance the end-to-end experience of our customers by making supply chains smarter for everyone.

Shipping Management and Precision Tracking

The fedex.com website is widely recognized for its speed, ease of use, and customer-focused features. The advanced tracking capability within FedEx Tracking provides customers with a consolidated view of inbound and outbound shipments. Additionally, an advanced machine learning and artificial intelligence model developed by FedEx Dataworks has enhanced tracking capabilities on fedex.com, delivering greater estimated delivery date accuracy, including updates for early or delayed shipments. FedEx Virtual Assistant on fedex.com is an artificial-intelligence-enabled service that provides answers to customer shipping questions, allowing our customer service representatives and sales professionals to focus on higher-value customer interactions.

SenseAware Mobile, a FedEx innovation currently available in over 130 countries worldwide, allows customers to stay connected to their critical shipments by providing real-time updates regarding current location, temperature, relative humidity, barometric pressure readings, light exposure, shock events, tilt beyond a certain angle, and healthcare subsampling. Additionally, FedEx SenseAware ID is a lightweight sensor-based logistics device that delivers a new level of precision tracking. The enhanced location visibility provided by FedEx SenseAware ID is creating opportunities for FedEx customers to reimagine their supply chains through real-time updates on a package's location within the Federal Express network.

FedEx Mobile is a suite of solutions including the FedEx mobile application, FedEx mobile website, and SMS text messaging. The FedEx Mobile app provides convenience for recipients to track packages and access FedEx Delivery Manager to customize home deliveries. Shippers can easily get rates and estimated delivery times and swiftly create a shipping label. All users can quickly find the nearest FedEx location for Hold at Location or drop-off. It is available on Android™ and Apple devices. The FedEx Mobile app has expanded to more than 220 countries and territories and 40 languages.

FedEx Surround is a visibility platform that allows customers to view and manage shipments in one place. The tool provides global visibility into shipments with package-level insights in near real-time. Advanced features include predictive delay notifications, weather advisories, and customizable views and reports and intervention capability.

In 2023, FedEx announced the launch of Picture Proof of Delivery for express and ground residential deliveries in the U.S. and Canada that are released without a signature. The capability has since expanded to 60 countries globally.

Additionally, our FedEx Ship Manager suite of solutions offers a wide range of options to help our customers manage their parcel and LTL shipping and associated processes.

E-Commerce and Digital Solutions

FedEx Delivery Manager allows our U.S. residential customers to customize home deliveries to fit their schedule by providing a range of options to schedule dates, locations, and times of delivery. Additionally, FedEx Returns Technology, a comprehensive solution for returns management, provides high-volume merchants and e-tailers complete visibility into returns and an easy way to track shipments, manage inventory, analyze returns trends, and make more informed decisions based on shoppers' returns behaviors. In 2025, FedEx announced the launch of FedEx Easy Returns, a cost-effective way to combine customer returns into one shipment.

The FedEx retail convenience network also utilizes third-party retailers to receive and hold packages for FedEx customers. The U.S. retail convenience network has grown to include over 15,000 Walgreens and Dollar General stores in addition to our approximately 2,000 FedEx Office locations and over 600 FedEx Ship Centers. In addition to allowing for an easy returns and drop-off experience for shoppers, the retail convenience network is well positioned to serve as a "buy online, pickup in store" network for small and medium merchants without brick-and-mortar locations. We have also added FedEx Returns Technology at Walgreens locations, which allows for in-store printing of return shipping labels and eliminates the need to include a return label in every package.

We have expanded e-commerce delivery options for retailers with FedEx Extra Hours, a service that enables participating retailers to fulfill e-commerce orders into the evening and receive late pickups by Federal Express, with next-day local delivery and two-day shipping to any address in the continental U.S. FedEx Extra Hours, which is currently available to select customers, allows retailers to extend evening order cutoff times by five to eight hours, with some as late as midnight, depending on their current order fulfillment process.

In September 2024, FedEx launched fdx, a fully integrated data-driven commerce platform that connects the entire customer journey. Enabled by FedEx Dataworks and by providing data and insights that improve visibility and connected capabilities across the customer journey, fdx will help merchants make more strategic logistics decisions from point of demand to delivery and returns. In May 2025, we launched a platform-based trade clearance solution to help our customers and other stakeholders navigate increasing operational complexities amid changing global trade policy.

My FedEx Rewards allows businesses in the U.S. to earn rewards for their loyalty in shipping and printing with FedEx.

See "The Environment" below for information about our FedEx® Sustainability Insights tool, which gives customers and suppliers access to estimated CO2e emission data associated with FedEx shipments.

Autonomous Solutions

FedEx is exploring the use of autonomous delivery technology within its operations. In 2022, we began a pilot program with Aurora Innovation, Inc. ("Aurora") and PACCAR Inc. ("PACCAR") to test Aurora's autonomous driving technology in PACCAR autonomous vehicle platform-equipped trucks within FedEx linehaul operations.

Marketing

The FedEx brand name symbolizes outstanding service, reliability, and speed. Emphasis is continually placed on promoting and protecting the FedEx brand, one of our most important assets. As a result, FedEx is one of the most widely recognized brands in the world. In addition to television, print, and digital advertising, we promote the FedEx brand through sponsorships and special events. For example, FedEx sponsors:

- The Union of European Football Associations (UEFA) Champions League, which is broadcast in over 200 countries and territories worldwide.

- The season-long FedExCup competition on the PGA Tour, and the FedEx St. Jude Championship, a PGA Tour event that has raised millions of dollars for St. Jude Children's Research Hospital and is one of three annual FedExCup playoff events.

- FedExForum in Memphis, the arena in which the NBA's Memphis Grizzlies and the University of Memphis men's basketball team play their respective home games.

Additionally, FedEx is the "Official Delivery Service Sponsor" and "Official Office Services Provider" of the NFL, through which we conduct events and other activities to promote the FedEx brand, such as the "FedEx Air & Ground" NFL Players of the Week and Players of the Year Awards.

Information Security

FedEx has a team of highly qualified professionals dedicated to securing information about our customers' shipments and protecting our customers', vendors', and employees' privacy, and we strive to provide a safe, secure online environment for our customers. We are committed to compliance with applicable information security laws, regulations, and industry standards. For more information, see "Item 1A. Risk Factors" and "Item 1C. Cybersecurity" of this Annual Report.

FedEx Freight Segment

FedEx Freight

Overview
FedEx Freight is a leading North American provider of LTL freight services, offering choice, simplicity, and reliability to meet the needs of LTL shippers — FedEx Freight Priority, when speed is critical to meet a customer's supply chain needs; FedEx Freight Economy, when a customer can trade time for cost savings; and FedEx Freight Direct, a service to meet the needs of the growing e-commerce market for delivery of big and bulky products to or through the door for residences and businesses. Through one comprehensive network of service centers and advanced information systems, FedEx Freight provides service to virtually every U.S. ZIP Code (including Alaska and Hawaii) with industry-leading transit times. FedEx Freight Priority has the fastest published transit times of any nationwide LTL service. FedEx Freight Priority Plus adds even more speed to time-sensitive shipments even if the shipment is in transit, offering the fastest delivery option available through FedEx Freight with early-morning, after-hours, and Saturday delivery available. FedEx Freight also offers additional services to meet specific customer needs. Volume Services offers

three different service options that allow customers to balance their budget and delivery timeline for larger LTL shipments — Truckload Exempt (TLX), Truckload Service (TLS), and Exclusive Use (EXCL). Retail Flex is available for delivery to major retailers with key benefits that go beyond standard LTL services, ensuring on-time deliveries to avoid late fees and providing accountability for handling units to reduce incomplete shipments and chargebacks.

Internationally, FedEx Freight Canada offers FedEx Freight Priority service, serving most points in Canada, as well as FedEx Freight Priority and FedEx Freight Economy service between the U.S. and Canada. Additionally, FedEx Freight A.M. Delivery offers freight delivery by 10:30 a.m. within and between the U.S. and Canada. FedEx Freight Direct, FedEx Freight Priority Plus and FedEx Freight Volume Services are available within and between Canada and the U.S. FedEx Freight Mexico offers FedEx Freight Priority to deliver cross-border and intra-Mexico LTL shipments door-to-door. Customers receive support from the FedEx Freight International Services team to monitor LTL freight shipments, review customer paperwork, and follow up to avoid shipping delays when shipments are crossing borders. In addition to North America, FedEx Freight offers service to, from, and within Puerto Rico and to the U.S. Virgin Islands via alliances.

Through its many service offerings, FedEx Freight can match customers' time-critical needs with industry-leading transit times. FedEx Automation solutions make freight shipping easier and provide customers easy access to their account information. Customers can also process domestic and cross-border LTL shipments to and from Canada and Mexico, as well as intra-Canada and -Mexico shipments, through FedEx Ship Manager at fedex.com, FedEx Ship Manager Software, FedEx Web Services, FedEx API, FedEx Compatible, and LTL Select. LTL Select is a free cloud-based, multi-carrier transportation management system that provides customers with visibility into all available carriers and their pricing in one location, as well as the ability to book service and make payments. FedEx Freight uses radio frequency identification technology and customized software to improve shipment visibility on its docks and enhance custodial control at the handling unit level.

FedEx Freight Direct has four delivery service levels to meet customer needs, with basic and basic by appointment to-the-door services and standard through-the-door service available to nearly 100% of the U.S. population. Premium through-the-door service with packaging removal is available to 90% of the U.S. population. The services include flexible delivery windows, end-to-end visibility, proactive notifications, and returns services with flexible pickup windows and label-less options.

As of May 31, 2025, the FedEx Freight segment was operating nearly 30,000 motorized vehicles from a network of approximately 355 service centers and had approximately 40,000 employees, none of whom are unionized. John A. Smith is the President of FedEx Freight, which is based in Memphis, Tennessee. FedEx Freight's primary competitors are XPO, Inc., Old Dominion Freight Line, Inc., ABF Freight (an ArcBest company), SAIA, Inc., and TFI International Inc.

In December 2024, we announced that FedEx's Board of Directors decided to pursue a full separation of FedEx Freight through the capital markets, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to FedEx stockholders, is expected to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. See "Item 1A. Risk Factors — Strategic Risks — The planned spin-off of FedEx Freight may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial and strategic benefits." for more information.

Pricing

FedEx Freight periodically publishes updates to the list prices for the majority of its services in its 100 Rules Tariff. In general, shipping rates are based on the service selected, origin, destination, weight, class, any ancillary service charge, and whether the customer charged the shipment to a FedEx account. On January 6, 2025, FedEx Freight implemented a 5.9% average list price increase for customers who use FXF PZONE and FXF EZONE rates and a 6.9% average list price increase for customers who use FXF 1000 and FXF 501. These increases apply for shipments within the U.S. and between the contiguous U.S. and Canada.

FedEx Freight implements and adjusts demand surcharges from time-to-time based on assessments of shipment volume and capacity in our network. Beginning in July 2021, FedEx Freight implemented a demand surcharge applying to specific delivery points within the U.S. The demand surcharge has been adjusted periodically since implementation. Effective November 15, 2021, FedEx Freight increased applicable length surcharges. Effective January 17, 2022, FedEx Freight added a surcharge that applies when a pickup is performed and no shipment is tendered to the carrier. Effective January 16, 2023, FedEx Freight changed the extreme length surcharge to a tier-based length structure. The company continues to explore ways to modernize freight pricing including through dimension-in-motion technology, which more accurately captures freight profile and improves its ability to cost and price shipments.

FedEx Freight has an indexed fuel surcharge, which is adjusted on a weekly basis. The fuel surcharge is based on a weekly fuel price from two days prior to the day in which it is assessed. Effective August 26, 2024, and June 9, 2025, the tables used to determine fuel surcharges at FedEx Freight were updated. See the "Results of Operations and Outlook — Consolidated Results — Fuel" section of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" for more information.

FedEx Custom Critical

FedEx Custom Critical provides a range of expedited, time-specific freight-shipping services throughout the U.S., Canada, and Mexico. Among its services are Surface Expedite, providing exclusive-use shipping and time-definite services; Air Expedite, offering an array of expedited air solutions to meet customers' critical delivery times; and White Glove Services, for shipments that require extra care in handling, temperature control, or specialized security. Service from FedEx Custom Critical is available 24 hours a day, 365 days a year. FedEx Custom Critical continuously monitors shipments through an integrated proprietary shipment-control system, including two-way satellite communications on exclusive-use shipments.

FedEx Dataworks Operating Segment

The FedEx Dataworks operating segment is focused on putting our data into context and using it to enhance the efficiency of the FedEx network and our customers' supply chains, as well as the end-to-end experience of our customers. The size and scale of our global network gives us a bird's-eye view of global supply chains and trends and provides an immense amount of data. As the digital twin of our physical network and a key enabler of our DRIVE transformation, FedEx Dataworks leverages this information to allow us to work differently through a more technology-enabled, data-driven approach. See "Federal Express Segment — Operations" above for information regarding how FedEx Dataworks is enabling the transformation of our physical network.

FedEx Dataworks is working to centralize data onto a single enterprise platform. By adopting this single platform — where machine learning models are reusable and self-learning — we are able to solve problems and deliver value to stakeholders at speed, scale, and with the right economics. This enterprise data platform serves as the foundation for our data science and machine learning practice and houses a common set of models and insights that can be reused across different use cases. Focusing on design principles that embrace simplification, our teams are working to enhance efficiencies and value across our operational portfolio.

FedEx Dataworks is based in Memphis, Tennessee. As of May 31, 2025, FedEx Dataworks had approximately 700 employees. FedEx Dataworks is an operating segment that is included in "Corporate, other, and eliminations" in our segment reporting.

FedEx Office Operating Segment

As of May 31, 2025, FedEx Office operated approximately 2,000 customer-facing stores and manages the relationship and strategy for all on-site, owned, and third-party retail channel locations, providing convenient access to shipping expertise with reliable service.

The FedEx Office brick-and-mortar network features retail stores, FedEx Office locations inside Walmart stores, manufacturing plants, and on-site business centers at colleges and universities, hotels, convention centers, corporate campuses, and healthcare campuses. Many of these locations are open later in the evenings to accommodate urgent printing projects and delivery drop-offs.

FedEx Office has designed a suite of printing and shipping management solutions that are flexible and scalable, allowing customers to meet their unique printing and shipping needs. The network provides an adaptable cost model helping to save time, labor, and overhead by freeing up resources and avoiding fixed costs associated with large-scale printing and e-commerce parcel volumes. This is especially valuable to our enterprise customers looking to outsource their print supply chain. Services include digital printing, professional finishing, document creation, design solutions, direct mail, signs and graphics, custom-branded boxes, copying, computer rental, free Wi-Fi, corporate print solutions, shredding, expedited U.S. passport processing and renewal through a collaboration with a registered U.S. passport agency, and fully digital notarization services through FedEx Office Online Notary.

With the FedEx Office Print On Demand solution, customers can use their laptops or mobile devices to design their print needs or access their personal cloud accounts, and print directly to any FedEx Office location in the U.S., or have their order delivered right to their door. Customers also have the flexibility of using FedEx Office's Print & Go solutions to print at self-serve locations from USBs, the cloud, or through email. Print & Go solutions allow customers to access files using popular cloud providers Google Drive™, Box, Microsoft OneDrive®, and from FedEx Office's own My Online Documents, making printing easy.

FedEx Office has prioritized e-commerce and digital offerings as a growth opportunity for the enterprise/large, medium, and small business customers we serve. FedEx Office has partnered with a content and creative design platform to form a digital design-to-print marketplace offering millions of images and illustrations, an extensive library of templates, and a simple drag-and-drop interface to create custom business materials from fedex.com on any device, with next-day printing on many requests available at FedEx Office stores. Additionally, FedEx Office has partnered with a leading marketing solutions company to introduce an online branded promotional products marketplace that allows businesses to customize and purchase high-quality promotional products. FedEx Office has also made investments in new machines and technology, enhancing capabilities in narrow format color, grand format, large format, color management, enhanced finishing, and other technologies.

FedEx Office provides convenient access to the full range of Federal Express shipping services for infrequent shippers and FedEx account holders. Customers may have their Federal Express packages delivered to any FedEx Office customer-facing location nationwide through the Hold at FedEx Location service, free of charge, and may redirect packages to these locations through Redirect to Hold or AutoRedirect to Hold services. FedEx Office offers the Ship and Go kiosk, a convenient self-serve shipping kiosk in approximately 1,300 locations. The Ship and Go kiosk allows customers to generate a label via a mobile label or QR code and drop off packages in a secure drop bin for a seamless and efficient customer experience. FedEx Office facilitates e-commerce and returns through FedEx Returns Technology, which allows for in-store printing of return shipping labels. Through FedEx Consolidated Returns, shoppers who purchased from participating merchants can drop off the items they wish to return with no box or label required at a FedEx Office location. For information regarding FedEx Consolidated Returns, see "Federal Express Segment — Customer-Driven Technology — E-Commerce and Digital Solutions."

FedEx Office also offers packing services, and packing supplies and boxes are included in its retail offerings. By allowing customers to have items professionally packed by specially trained FedEx Office team members and then shipped, FedEx Office offers a complete "pack-and-ship" solution. FedEx Office also offers FedEx Pack Plus, which includes custom box building capabilities and techniques; a robust assortment of specialty boxes; and additional packing supplies, equipment, and tools to serve our customers' needs.

Almost all FedEx Office locations provide local pickup-and-delivery service for print jobs completed by FedEx Office. A FedEx courier picks up a customer's print job at the customer's location and then returns the finished product to the customer. Options and services vary by location.

Brian D. Philips is the President of FedEx Office, which is based in Plano, Texas. As of May 31, 2025, FedEx Office had approximately 12,000 employees. FedEx Office is an operating segment that is included in "Corporate, other, and eliminations" in our segment reporting.

FedEx Logistics Operating Segment

The FedEx Logistics operating segment plays a key role within the FedEx portfolio with a comprehensive suite of integrated logistics solutions, providing air and ocean cargo transportation, specialty transportation, customs brokerage, and trade management tools and data, as well as third party logistics and supply chain solutions through FedEx Supply Chain. FedEx Logistics has the unique ability to leverage the power of the FedEx transportation networks as well as its global network of service providers. Additionally, FedEx Logistics provides international trade advisory services.

Patrick Moebel is the President of FedEx Logistics, which is based in Memphis, Tennessee. Scott M. Temple is the President of FedEx Supply Chain, which is based in Pittsburgh, Pennsylvania. As of May 31, 2025, the FedEx Logistics organization (including FedEx Supply Chain) had approximately 17,000 employees. FedEx Supply Chain has a small number of employees who are members of unions. FedEx Logistics is an operating segment that is included in "Corporate, other, and eliminations" in our segment reporting.

FedEx Logistics provides international trade services, specializing in customs brokerage, global ocean and air freight forwarding, and managed transportation. Additionally, FedEx Logistics provides customs clearance services at its major U.S. air hub facilities and border customs clearance for U.S. surface operations, and FedEx Logistics also offers global door-to-door air charter solutions collaborating with Federal Express and U.S. import door-to-door less-than-container-load ocean solutions collaborating with FedEx Freight.

As trade throughout the world grows, so does the FedEx Logistics solutions portfolio. As of May 31, 2025, FedEx Logistics operated approximately 115 offices and facilities in 34 countries and territories throughout North America and in Africa, Asia-Pacific, Europe, India, Latin America, the Middle East, and Australia/New Zealand. FedEx Logistics maintains a network of air and ocean freight-forwarding service providers and has entered into strategic alliances to provide services in certain countries in which it does not have owned offices.

FedEx Logistics offers customized trade solutions that enable improved compliance practices through FedEx Trade Solutions.

FedEx Supply Chain

FedEx Supply Chain is a supply chain solutions provider specializing in Product Lifecycle Logistics® for technology, retail, consumer and industrial goods, and healthcare industries. With approximately 11,500 employees at nearly 150 facilities as of May 31, 2025, FedEx Supply Chain provides a comprehensive range of integrated logistics services to enable growth, minimize cost, mitigate supply chain risk, and improve customer services. Service offerings include inbound logistics, warehousing and distribution, fulfillment, contract packaging and product configuration, systems integration, returns process and disposition, test, repair, refurbishment, and product liquidation.

FedEx Fulfillment is an e-commerce solution that helps small and medium-sized businesses fulfill orders from multiple channels, including websites and online marketplaces, and manage inventory for their retail stores. The FedEx Fulfillment platform is designed to be an easy-to-use and all-in-one logistics solution through which customers have complete visibility into their products, giving them an easy way to track items, manage inventory, analyze trends, and make more informed decisions by better understanding shoppers' spending behaviors.

Seasonality

For information on the seasonality of our business, see the "Results of Operations and Outlook — Consolidated Results — Seasonality of Business" section of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report.

Trademarks

Federal Express owns numerous trademarks and intellectual property rights relating to the "FedEx" trademark. Those trademarks, service marks, and trade names are essential to our worldwide business, and include FedEx, FedEx Express, FedEx Ground, FedEx Freight, FedEx Office, FedEx Logistics, FedEx Dataworks, FedEx Trade Networks Transport & Brokerage, FedEx Supply Chain, FedEx Custom Critical, and ShopRunner. Federal Express licenses the use of certain trademarks to support our business, and takes active measures to enforce its intellectual property rights where appropriate.

Regulation

Air. Under the Federal Aviation Act of 1958, as amended (the "Federal Aviation Act"), both the U.S. Department of Transportation ("DOT") and the Federal Aviation Administration ("FAA") exercise regulatory authority over Federal Express's air operations.

The FAA's regulatory authority relates primarily to operational aspects of air transportation, including aircraft standards and maintenance, as well as personnel and ground facilities, which may from time to time affect the ability of Federal Express to operate its aircraft in the most efficient manner. Federal Express holds an air carrier certificate granted by the FAA pursuant to Part 119 of the federal aviation regulations. This certificate is of unlimited duration and remains in effect so long as Federal Express maintains its standards of safety and meets the operational requirements of the regulations.

The DOT's authority relates primarily to economic aspects of air transportation. The DOT's jurisdiction extends to aviation route authority and to other regulatory matters, including the transfer of route authority between carriers. Federal Express holds various certificates issued by the DOT authorizing the company to engage in U.S. and international air transportation of property and mail on a worldwide basis. These certificates remain in effect as we maintain our economic fitness to perform all-cargo services following the one FedEx consolidation.

Under the Aviation and Transportation Security Act of 2001, as amended, the Transportation Security Administration ("TSA"), an agency within the Department of Homeland Security, has responsibility for aviation security. The TSA requires Federal Express to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static, but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. It is reasonably possible that these rules or other future security requirements could impose material costs on us.

Federal Express participates in the Civil Reserve Air Fleet ("CRAF") program. Under this program, the U.S. Department of Defense may requisition for military use certain of Federal Express's wide-bodied aircraft in the event of a declared need, including a national emergency. Federal Express would be compensated for the operation of any aircraft requisitioned under the CRAF program at standard contract rates established each year in the normal course of awarding contracts. Through its participation in the CRAF program, Federal Express is entitled to bid on peacetime military cargo charter business. Federal Express, together with a consortium of other carriers, currently contracts with the U.S. government for such charter flights.

See "Item 1A. Risk Factors" of this Annual Report for discussion of regulations related to pilots, including the proposed pilot flight and duty time regulations, that could affect our business.

Ground. The ground transportation performed by employees and service providers of Federal Express is integral to its air transportation services. The enactment of the Federal Aviation Administration Authorization Act of 1994 abrogated the authority of states to regulate the rates, routes, or services of intermodal all-cargo air carriers and most motor carriers. States may now only exercise jurisdiction over safety and insurance. Federal Express is registered in those states that require registration.

The interstate operations of Federal Express that utilize service providers to conduct certain linehaul operations, as well as the interstate operations of FedEx Freight and FedEx Custom Critical, are currently regulated by the DOT and the Federal Motor Carrier Safety Administration, which retain limited oversight authority over motor carriers. Federal legislation preempts regulation by the states of rates, routes, and services in interstate freight transportation.

Like other interstate motor carriers, our operations are subject to certain DOT safety requirements governing interstate operations. In addition, vehicle weight and dimensions remain subject to both federal and state regulations.

International. Federal Express's international authority permits it to carry cargo and mail from points in its U.S. route system to numerous points throughout the world. The DOT regulates international routes and practices and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. The right of a U.S. carrier to serve foreign points is subject to the DOT's approval and generally requires a bilateral agreement between the U.S. and the foreign government. In addition, the carrier must then be granted the permission of such foreign government to provide specific flights and services. The regulatory environment for global aviation rights may from time to time impair the ability of Federal Express to operate its air network in the most efficient manner, and efficient operations often utilize open skies provisions of aviation agreements. Additionally, global air cargo carriers, such as Federal Express, are subject to current and potential additional aviation security regulation by U.S. and foreign governments.

Our operations outside of the U.S., such as Federal Express's international domestic operations, are also subject to current and potential regulations, including certain postal regulations and licensing requirements, that restrict, make difficult, and sometimes prohibit, the ability of foreign-owned companies such as Federal Express to compete effectively in parts of the international domestic transportation and logistics market.

Environmental.

Noise: Pursuant to the Federal Aviation Act, the FAA, with the assistance of the U.S. Environmental Protection Agency ("EPA"), is authorized to establish standards governing aircraft noise. Federal Express's aircraft fleet is in compliance with current FAA noise standards. Although the Airport Noise and Capacity Act of 1990 established a National Noise Policy that enables certain airport operators to implement noise abatement programs, it created an opportunity for Federal Express to plan for noise reduction and better respond to local noise constraints. Additionally, certain U.S. airport operators have implemented local noise regulations, and certain foreign jurisdictions impose noise-based limitations on airline operations. Neither the National Noise Policy nor any domestic or foreign local noise regulations have a material effect in any of Federal Express's significant markets.

Greenhouse Gas Emissions: Views about climate change, including the effect of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions, including our aircraft and vehicle engine emissions. Increasingly, state and local governments are also considering GHG regulatory requirements. Compliance with such regulation and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change. In 2016, the International Civil Aviation Organization ("ICAO") formally adopted a global, market-based emissions offset program known as the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA") in lieu of a patchwork of country-level requirements to address emissions from international flights. This program established a goal for the aviation industry to achieve carbon neutral growth in international aviation beginning in calendar 2021. Any growth above a global industry emissions baseline would need to be addressed using either eligible carbon offset credits or qualifying sustainable aviation fuel ("SAF") purchases. As a result of the COVID-19 pandemic's effect on international aviation, during the pilot phase of the CORSIA program (from calendar 2021 to calendar 2023), flight activity did not exceed the baseline, so airlines had no offsetting obligations. During the subsequent first phase of the program, which runs from calendar 2024 to calendar 2026, flight activity is rebounding, and emissions are expected to exceed the baseline. The U.S. agreed to participate but has not fully implemented CORSIA to date. In the interim, we continue to voluntarily report our emissions data to the FAA.

Other ICAO member states are moving forward with implementing CORSIA and have taken additional action to reduce aircraft GHG emissions. For example, both the EU and the United Kingdom have implemented regulations to include aviation in the Emissions Trading Scheme ("ETS"). For the EU, under these regulations any airline with flights originating or landing in the European Economic Area ("EEA") is subject to the ETS. Beginning in calendar 2012, airlines including Federal Express were required to purchase emissions allowances or, alternatively, purchase qualifying SAF if they exceeded the number of free allowances allocated under the ETS. While the current scope of ETS has been limited to apply only to flights within the EEA through calendar 2026, the EU adopted legislation in 2023 requiring that a study be conducted in July 2026 reassessing whether the European Commission should propose to expand the scope of ETS to include international flights from the EEA based on CORSIA implementation and performance.

We expect compliance with CORSIA and the ETS to increase FedEx operating expenses. The amount of such increase will ultimately depend on a number of factors, including CORSIA and ETS program elements still under development or reconsideration, the number of our flights subject to CORSIA and the ETS, the fuel efficiency of our fleet, the average growth of the aviation sector, our ability to utilize SAF in the future and the price of such fuels, the availability of free allowances (which will be eliminated entirely by the end of calendar 2026), and the price of eligible emission units, offsets, or allowances required to be purchased by FedEx.

Additionally, in 2017, ICAO adopted new carbon dioxide emissions standards that would apply not only to new aircraft types as of calendar 2020, but also to new deliveries of currently in-production aircraft types from calendar 2023. ICAO established a production cutoff date of January 1, 2028 for aircraft that do not comply with these standards. The standards are considered to be especially stringent for larger aircraft weighing over 60 tons. In 2021, the EPA adopted its own aircraft and aircraft engine GHG emissions standards, which are aligned with the 2017 ICAO emissions standards, and the FAA finalized its own conforming rulemaking to implement the standards through its aircraft certification process which went into effect on in April 2024. In the past, the U.S. Congress has also considered bills that would regulate GHG emissions, and some form of federal climate change legislation is possible in the future. In January 2025, the U.S. again withdrew from the Paris climate accord, an agreement among 197 countries to reduce

GHG emissions. The effect of the withdrawal on future U.S. policy regarding GHG emissions and on other GHG regulation is uncertain.

Additionally, the extent to which other countries implement that agreement could have an adverse direct or indirect effect on our business. Starting in January 2025, we are required to monitor and report the non-carbon dioxide aviation effects for certain routes in the European Union as part of the expanded scope of the ETS. In January 2027, we will be required to monitor and report non-carbon dioxide effects for all flight activity involving an airport located in the EEA. While the requirement currently is only to report and verify the non-carbon dioxide emissions, we may be required to comply with additional reporting obligations in the future. See "Item 1A. Risk Factors — Environmental, Climate, and Weather Risks — We may be affected by global climate change or by legal, regulatory, or market responses to such change" for information on disclosure requirements regarding GHG emissions and other environmental matters.

Sustainable Aviation Fuels: On October 18, 2023, the EU adopted its RefuelEU regulation requiring fuel producers at certain EU airports to supply a minimum percentage of blended SAF to aircraft operators beginning January 1, 2025. The mandate requires that, beginning in calendar 2025, two percent of the jet fuel supplied in certain EU airports must qualify as SAF, and the percentage increases incrementally to 70% in calendar 2050. Fuel suppliers have incorporated a SAF fee into future uptake agreements for their compliance or production costs related to the Refuel EU regulation. As part of the RefuelEU requirements, beginning January 1, 2025, we are required to submit a verified compliance report on actual fuel uplift at EU covered airports, SAF purchases, and economic fuel tankering. A similar mandate went into effect in the United Kingdom on January 1, 2025. We continue to monitor the introduction of fuel mandates in other countries and regions across the world.

Hazardous Substances: U.S. federal and state authorities continue to adopt legislation and regulations restricting the use of certain per- and polyfluoroalkyl substances ("PFAS"). PFAS are used in a wide variety of consumer and industrial products, including the firefighting foams approved for use by the FAA to extinguish fuel-based fires at airports and refineries. In April 2025, the EPA announced its strategic plans to comprehensively address PFAS in air emissions, water, land, waste, and manufactured and imported products. Certain states have adopted laws banning the manufacture, sale, distribution, and/or use of firefighting foams with intentionally added PFAS. The EPA rule designating certain PFAS as "hazardous substances" under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") became effective July 2024. The EPA rule could subject airlines and refineries to potential liability for cleanup of historical PFAS contamination. We could incur remediation costs for currently and formerly operated facilities. While the impact of these federal and state laws and regulations on our business and operations cannot currently be predicted, we remain committed to transitioning to PFAS-free materials for fire suppression in accordance with the framework outlined by the FAA in May 2023.

Vehicle Emissions Regulations: The Clean Air Act grants the EPA and, through the preemption waiver process, the state of California the authority to set vehicle emission standards. In October 2023, the California Air Resources Board's ("CARB") Advanced Clean Fleets ("ACF") rule requiring subject companies to add an increasing percentage of medium and heavy duty zero emission trucks became effective. The U.S. president signed congressional resolutions preventing California from implementing its ACF rule and its stricter emission standards for heavy-duty vehicles in June 2025. In response, California filed a lawsuit challenging the president's authority to prevent implementation of the program and standards. We will continue to monitor federal and state actions on vehicle emissions regulations for impacts to our operations.

We are also subject to other U.S. and international environmental laws and regulations relating to, among other things, the shipment of dangerous goods, the management of underground storage tanks, the discharge of effluents from our properties and equipment, and contingency planning for spills of petroleum products. Additionally, certain contractual and lease agreements governing regulated substances could trigger investigation and remediation obligations if sites become affected. Federal Express has an environmental management system based on International Standardization 14001 designed to maintain compliance with these regulations and minimize our operational environmental footprint and certified all U.S. airport locations in 2022.

Export Controls. In recent years, the U.S. government has increased the number of companies and persons subject to U.S. export control regulations. Such regulations can restrict the types of items that FedEx customers are permitted to ship to certain entities, and in some instances may prohibit FedEx from serving certain entities altogether. Violations of these regulations can result in significant monetary and other penalties. For example, the Export Control Reform Act of 2018 (the "ECRA") and the International Emergency Economic Powers Act (the "IEEPA"), and their implementing regulations, the Export Administration Regulations and Office of Foreign Asset Control regulations, may hold carriers such as FedEx strictly liable for violations without requiring evidence that the carriers had knowledge of any violations. Violations of the ECRA and IEEPA can result in criminal penalties of up to $1 million and civil penalties up to $378,000 (or twice the value of the transaction) per individual violation. FedEx continues to invest in improvements and updates to its export control compliance programs. However, the heightened focus on export controls by the U.S. government increases FedEx's exposure to potential regulatory penalties and could result in higher compliance costs.

Customs Clearance, Customs Brokerage, and Freight Forwarding. Our customs clearance activities, including customs brokerage, are subject to regulation by U.S. Customs and Border Protection and other partner government agencies (for example, the Food and

Drug Administration) that regulate the importation and exportation of specific products. Our freight forwarding activities are regulated by the Transportation Security Administration within the Department of Homeland Security, the U.S. Federal Maritime Commission (ocean freight forwarding), and the Department of Transportation (air freight forwarding). Our offshore operations are subject to similar regulation by the regulatory authorities of foreign jurisdictions.

Labor. All U.S. employees at Federal Express are covered by the Railway Labor Act of 1926, as amended (the "RLA"), while labor relations within the U.S. at our other companies are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). Under the RLA, groups that wish to unionize must do so across nationwide classes of employees. The RLA also requires mandatory government-led mediation of contract disputes supervised by the National Mediation Board ("NMB") before a union can strike or an employer can replace employees or impose contract terms. This part of the RLA helps minimize the risk of strikes that would shut down large portions of the nation's economy. Under the NLRA, employees can unionize in small localized groups, and government-led mediation is not a required step in the negotiation process.

The RLA was originally passed to govern railroad and express carrier labor negotiations. As transportation systems evolved, the law expanded to cover airlines, which are now the dominant national transportation systems. As an express air carrier with an integrated air/ground network, Federal Express and its employees have been covered by the RLA since the founding of the company. The purpose of the RLA is to provide employees a process by which to unionize (if they choose) and engage in collective bargaining while also protecting the nation's transportation networks from damaging work stoppages and delays. Specifically, the RLA ensures that an entire transportation system, such as at Federal Express, cannot be shut down by the actions of a local segment of the network.

The U.S. Congress has, in the past, considered adopting changes in labor laws that would make it easier for unions to organize units of our employees. For example, there is always a possibility that Congress could remove most Federal Express employees from the jurisdiction of the RLA, thereby exposing the Federal Express network to sporadic labor disputes and the risk that small groups of employees could disrupt the entire air/ground express network. This jurisdiction could be challenged in connection with our one FedEx consolidation and Network 2.0. In addition, the NMB and the National Labor Relations Board ("NLRB") have and may continue to take actions that could make it easier for our employees, and employees of service providers contracting with Federal Express to conduct certain linehaul and pickup-and-delivery operations, to organize under the RLA or NLRA. For a description of these and other potential labor law changes, see "Item 1A. Risk Factors" of this Annual Report.

Data Protection. There has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the U.S. (at both the state and federal level) and internationally. For more information, see "Item 1A. Risk Factors" of this Annual Report.

Reputation and Responsibility

FedEx is one of the most trusted and respected companies in the world, and the FedEx brand name is a powerful sales and marketing tool. Among the many reputation awards we received during 2025, FedEx ranked 20th overall on FORTUNE magazine's "World's Most Admired Companies" list — the 25th consecutive year FedEx has ranked among the top 20 on the prestigious list. We also retained our position as the highest ranked delivery company on the overall "World's Most Admired Companies" list. Additionally in 2025, Ethisphere, a global leader in defining and advancing the standards of ethical business practices, named FedEx as one of the "World's Most Ethical Companies[®]" for the third consecutive year. Along with a strong reputation among customers and the general public, FedEx is widely acknowledged as a great place to work. For example, in 2025, FedEx was named a finalist for the "Top Companies for Women to Work in Transportation" by Redefining the Road, the official magazine of the Women in Trucking Association, and was also recognized as one of Forbes' "America's Best Employers 2025."

The success of our efforts is built on our sound corporate responsibility practices, which are aligned with our strategic focus. Our 2025 Corporate Responsibility Report is available at *fedex.com/en-us/sustainability/reports.html*. This report details progress toward our sustainability strategies, goals, and initiatives and our approach toward industry leadership in sustainability to support our strategy and values. Information in our Corporate Responsibility Report is not incorporated by reference in, and does not form part of, this Annual Report.

We remain committed to helping lift local economies by investing in people and communities where we live and work. In the U.S., this includes seeking diverse suppliers and strengthening our supply chain by sourcing from small, minority-, and women-owned businesses. We have a history of supporting diverse and inclusive nonprofit and community empowerment organizations to create greater economic opportunity, help amplify diverse voices, and provide access to leadership, educational, and employment opportunities that inspire people to succeed.

Human Resource Management

Our Culture

At FedEx, our unified culture has enabled us to drive progress and innovation for over 50 years. At the foundation of our culture is our People-Service-Profit philosophy—the belief that creating an environment where people are valued and have an opportunity to succeed leads to exceptional service, which generates the profitability to fund our future and reward our people. Our team members span geographies and backgrounds yet we are united by a common goal—the Purple Promise, which is our commitment to make every FedEx experience outstanding. The Compensation and Human Resources Committee of our Board of Directors reviews and discusses with management our key human resource management strategies and programs.

Our culture is a strategic asset and a key enabler. Our five culture values—take care of each other, commit to do good, own outstanding, drive business results, and create what's next—are attributes that inspire confidence and commitment from team members, global communities, customers, and stockholders. We are a global team of innovators and collaborators, committed to bringing our People-Service-Profit philosophy to life by:

- Prioritizing safety.

- Taking care of our team members.

- Embracing inclusion so everyone feels appreciated, valued, and provided opportunities to grow within the company.

- Delivering excellence and value for our customers and stockholders.

- Acting with integrity in all that we do.

- Supporting our communities.

- Helping shape a better world.

- Growing profitably to reinvest in our team members and business.

Following the one FedEx consolidation, we are continuing to harmonize our human resource structures across the enterprise to improve team collaboration and enable more effective sharing of knowledge, resources, and strategies.

Health and Safety

The health, safety, and well-being of our team members and service providers are top priorities. We foster safety within our operations, on the road, and in surrounding communities to help reduce the frequency and severity of accidents and injuries. Our business decisions are informed by our "Safety Above All" philosophy, which is integrated in our health and safety policies, technology investments, risk evaluation processes, training programs, and awards. The Governance, Safety, and Public Policy Committee of our Board of Directors oversees our safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives.

Equality, Opportunity, and Diversity

FedEx is—and has been since its founding in 1971—committed to equality, opportunity, and diversity and the belief that when we give everyone the opportunity to grow and advance in their careers, our team members thrive and FedEx prospers. Equality, opportunity, and diversity are interwoven across our four strategic pillars: Our People; Our Education and Engagement; Our Communities, Customers, and Suppliers; and Our Story. Each international region at FedEx has councils that leverage the unique perspectives of our team members and embed culture, equality, opportunity, and diversity across business operations. We also offer a variety of Employee Resource Groups, which are open to all FedEx employees and provide a unique blend of social, educational, and professional opportunities that support personal and professional growth and business objectives. Consolidated EEO-1 Reports can be found at *fedex.com/en-us/sustainability/reports.html*.

Quality of Life

We promote the health, safety, and well-being of our people through integrated benefit offerings that apply to everyday life, both inside and outside of work. Our comprehensive benefits include healthcare coverage, well-being programs, basic and supplemental life and accidental death and dismemberment insurance, paid sick leave, paid time off, and parental leave for all eligible full- and part-time employees. Our teams also analyze survey data at the local, national, and enterprise levels and conduct routine peer benchmarking and internal pay equity analyses to incorporate best practices, keep abreast of regulatory developments, and develop competitive offerings.

In the U.S., we cover approximately 70% of the total eligible health costs at the plan level for approximately 350,000 enrolled employees and dependents. These health benefits include flexible medical, behavioral, dental, vision, and pharmacy coverage, in addition to mental health services. We are dedicated to supporting the mental health of our employees. Our Employee Assistance Program offers free, confidential counseling and mental health services 24/7 to both U.S. employees and their household members, regardless of their enrollment in our medical plan, and we are in the process of expanding this program globally. We frequently communicate with employees on how to access these resources to promote their use across the enterprise.

Learning and Development

We are committed to helping our team members grow and develop their careers at FedEx and constantly adapt our offerings to meet current company needs and prepare capabilities we anticipate needing in the future. As part of the core new employee orientation, all new hires are required to learn about safety, security, compliance, and sustainability as applied to the responsibilities of their respective roles. Additionally, the FedEx Learning Center houses easily accessible online courses available to all team members and allows us to track progress on employee learning goals. We also implement programs and initiatives for our executives that focus on leadership skills, succession planning, and fostering institutional knowledge to facilitate engagement, career growth, and strong leadership.

Through our Learning inspired by FedEx (LiFE) program, in collaboration with the University of Memphis, we offer free, online degree opportunities across 30 associates' and bachelors' programs. Our Education for Life program also offers discounted or debt-free college at several schools in the U.S. to promote higher education and personal development. FedEx maintains a robust performance management process to support ongoing dialogue and career growth for our team members.

Talent Acquisition, Engagement, and Turnover

FedEx uses effective recruiting processes to attract top-tier candidates. Our hiring strategy is data-driven and centered around recruiting a unified, skilled workforce that meets our unique business needs. In addition to the development of our external talent pipeline, we are committed to providing opportunities to upskill current team members to ensure our workforce successfully meets our evolving business needs. Job-specific learning opportunities include our Driver Development program, which provides hands-on experience for team members to become professional tractor-trailer drivers. We conduct periodic audits of our labor practices to assess compliance with regulatory requirements.

We strive to retain our talented team members through engagement opportunities, competitive wages, comprehensive benefits, flexible scheduling, and a wide range of career development programs. We value our team members' feedback and utilize annual surveys, employee networks, and direct channels to gather constructive feedback and recommendations. These initiatives enable us to listen to our team members' challenges and recommendations to help us refine our human resource management strategy and optimize the employee experience. We also include culture- and inclusion-related questions within our engagement surveys to better understand all perspectives in our workforce and integrate employee feedback into our initiatives.

Globally, in 2025, we hired over 406,000 full- and part-time team members. Turnover for part-time team members, primarily package handlers at our sorting locations, was 70%, while full-time team member turnover was 24%, in 2025. Turnover rates among part-time frontline workers in a number of industries are historically higher than among other employee groups. Within the ground transportation industry, many part-time workers pursue temporary employment opportunities that allow them to exit and re-enter the workforce more frequently based on their needs. These traditionally higher rates have recently been further exacerbated by elevated hiring volumes.

Other Information

As of May 31, 2025, FedEx employed approximately 300,000 permanent full-time and approximately 210,000 permanent part-time employees and utilized approximately 5,700 service providers to conduct certain linehaul and pickup-and-delivery operations.

See "Business Segments — Federal Express Segment — Employees and Service Providers" for information regarding our continued bargaining efforts to reach an agreement with the union representing our pilots. A small number of our other employees are members of unions. For additional information, see "Business Segments" and "Regulation" and "Item 1A. Risk Factors."

Our Community

FedEx is committed to actively supporting the communities we serve worldwide through the strategic investment of our people, resources, and network. Through FedEx Cares, our global community engagement program, we support non-profit organizations working to solve social challenges relevant to our business, customers, and team members. We pair donations with charitable shipping and access to our global network, team member volunteers, subject matter expertise, influence, and connections to meet social and business goals. We make our biggest investments in areas where we can address significant issues and apply our unique business capabilities. Real change takes significant investment, authentic support for communities, and a commitment to continuous learning. FedEx Cares focuses on four major giving pillars:

- *Delivering for Good:* FedEx comes to the aid of people around the world when they need it most — during times of disaster and crisis. We support best-in-class humanitarian aid nonprofits and use our expansive network to quickly deliver lifesaving and complex shipments that benefit our communities.

- *Empowering Entrepreneurs:* We empower entrepreneurs from all backgrounds with the training, connections, and other resources they need to compete in the global marketplace more effectively, expand their customer base, generate new jobs, and create a better life for themselves and their communities.

- *Advancing Climate Solutions:* To help us deliver a more sustainable future, we support research and start-ups to advance long-term climate solutions. We also support initiatives that promote a more circular economy and local conservation efforts to help communities adapt to climate change.

- *Engaging People & Communities:* Addressing local needs and societal challenges in communities globally is important to us. We collaborate with nonprofits that strive to ensure access to opportunities for everyone, while also encouraging our employees to contribute by volunteering. Our goal is to cultivate a brighter and more inclusive future for all.

Together, we multiply our impact to improve the communities where we live and work. Additionally, FedEx supports communities throughout the U.S. with its FedEx Cares Employee Giving program.

We believe the investments we make in our communities today, combined with team member engagement, set the stage for a brighter tomorrow. For additional information on our community involvement and our FedEx Cares strategy, visit fedexcares.com.

The Environment

With such an expansive global network, managing for consequential environmental progress at FedEx requires a wide-ranging plan, strategic investment, and measured action. Building on decades of environmental progress, in 2021 we set our ambitious goal to achieve carbon neutrality by calendar 2040 across our global operations' Scope 1 and Scope 2 GHG emissions and our Scope 3 contracted transportation emissions.

We continue to deploy a three-part strategy to meet our calendar 2040 goal, which covers the comprehensive, long-term actions needed within our own operations, but also to support the low-carbon transition of the transportation and logistics industry as a whole.

- *Decarbonize what's possible:* includes leveraging today's cost-effective technology to reduce our emissions, such as more fuel-efficient aircraft and electric pickup-and-delivery vehicles.

- *Co-create with purpose:* includes working with various stakeholders to innovate future needed solutions, such as low-emission heavy duty transportation vehicles.

- *Neutralize what's left:* utilizing durable carbon credits to offset remaining emissions in the latter part of the next decade.

We align our assessment and reporting approach with the recommendations from the Global Reporting Initiative, Sustainability Accounting Standards Board, the Task Force on Climate-related Financial Disclosures, and applicable mandatory disclosure requirements. Evaluation of climate-related physical and transition risk is integrated into our enterprise risk management process, which identifies and reports top enterprise risks in the short-, medium-, and long-term through industry research, surveys, and workshops with business leaders. Based on the risks identified, specific contingency plans and strategies are formulated to minimize potential adverse effects on our business. Our investment in and pursuit of a more efficient network and operations, including Network 2.0 and our ongoing air network redesign, support our efforts to create a more connected and sustainable future. We have demonstrated our capabilities to reduce environmental impacts by achieving operational synergies such as improving the efficiency of our fleet, reducing miles driven, and minimizing route redundancies.

However, we recognize that our reduction efforts alone will not be enough to reach our goal of carbon-neutral operations. For this reason, we have helped establish the Yale Center for Natural Carbon Capture, empowering Yale scientists to rapidly advance research on nature-based, durable carbon dioxide removal solutions. We believe that supporting a robust pipeline of solutions via this initiative will help add future supply of carbon credits that are measurable, verifiable, and durable to both the compliance and voluntary marketplace.

Vehicle Electrification

Across FedEx, we aim to create an efficient and sustainable fleet tailored to our operational and customer needs. In selecting the ideal vehicle solution for each application, we carefully consider local regulatory requirements, manufacturing options, vehicle use, and operating and maintenance costs. Electrification and alternative fuels present a significant opportunity to reduce the environmental impact of our global ground fleet further, which includes more than 200,000 motorized vehicles across several vehicle classes, including pickup-and-delivery vehicles, long-haul trucks, forklifts, airport ground services equipment, and other off-road vehicles.

The continued growth of e-commerce means that the electrification of our pickup-and-delivery fleet presents a significant opportunity to address last-mile emissions and support our long-term business. We continue to work toward meeting our target of having 50% of all FedEx pickup-and-delivery purchase orders be electric in calendar 2025 and 100% be electric by calendar 2030. We will continue to take a phased approach to achieve our goal of an all-electric pickup-and-delivery fleet by calendar 2040 while continuing to fine-tune the size and makeup of our fleet. Additionally, we implement fuel-saving measures within our current fleet to help reduce our environmental impact.

As we work toward electrifying our vehicle fleet, making sure we can have adequate charging infrastructure available at our facilities is a priority. We have already built over 1,000 charging stations across our global facilities to support the electrification of our own pickup-and-delivery fleet and the electric vehicle transition of service providers. The electrification of our long-haul fleet poses unique challenges since these vehicles travel long distances and need to be recharged at our centers and potentially in multiple locations along a route, which can require a significant amount of time and energy at facility charging stations. Our vehicles and facilities teams are working with power utilities, government officials, and regulatory agencies to plot a path forward and meet the additional grid capacity and charging challenges.

Our transition to one FedEx has changed our fleet makeup and vehicle dispersion, bringing new opportunities. In 2024, we achieved 40% improvement in vehicle fuel efficiency compared to a 2005 baseline. Due to changes in the mix of vehicles needed as a result of Network 2.0 and other ongoing strategic initiatives, we do not believe we will be able to achieve our goal of a 50% increase in vehicle fuel efficiency by calendar 2025. We continue to review and optimize our sustainability strategies regarding surface operations to determine our best path towards our goal of achieving carbon-neutral operations by calendar 2040.

Sustainable Aviation Fuels

Our owned aircraft operations are the largest contributor to our emissions footprint and aviation fuel also represents one of our largest expenses. For more than a decade, we have actively deployed substantial resources to mitigate these impacts including fuel conservation, modernizing our air fleet, and sourcing cost-competitive SAF. In 2025, we began to take delivery of over three million gallons of blended SAF in our U.S. operations in continued pursuit of our goal to procure 30% of jet fuel from a blend of alternative sources by calendar 2030. In addition, we comply with SAF mandates in different regions around the world. We continue to actively work to help improve the world's supply of SAF, which is not nearly at the scale needed to meet the demands of the aviation sector. While FedEx works extensively to conserve jet fuel and modernize our air fleet, our carbon neutral ambition relies on reducing emissions with SAF and carbon sequestration to remove and store excess carbon. Advancing these nascent technologies and markets requires extensive collaboration with industry, academia, non-governmental organizations, and governments.

To accelerate SAF solutions, we are proud members of the Aviation Sector working group of the First Movers Coalition, a global initiative dedicated to decarbonizing challenging industrial sectors, including the aviation industry. We also advocate for responsible policies and incentives to advance alternative fuel technologies, expedite global SAF production, and enhance the availability and affordability of low-carbon fuel. We acknowledge the complexities faced by the aviation industry in achieving large-scale SAF deployment and recognize the potential need for additional solutions to enhance efficiency and reduce emissions.

Aircraft Fuel Conservation and Aircraft Fleet Modernization

At FedEx, we are working to minimize the environmental footprint of our aircraft fleet through fuel conservation, airline route optimization, and the exploration of more sustainable or efficient transportation options within our extensive network. We are proud to have achieved a 30% reduction in aircraft emissions intensity from a calendar 2005 baseline. We first established this goal in calendar 2008, with a target of a 20% reduction by calendar 2020 from a calendar 2005 baseline. After meeting that goal ahead of schedule, we later revised our target to a 30% reduction in emissions intensity by calendar 2020. While the global increase in shipping volume generated by the COVID-19 pandemic delayed the retirement of certain aircraft and led us to fall short of that goal in calendar 2020, we have now achieved this target. In 2024, we saved 130 million gallons and 11.1 million gallons of jet fuel through our aircraft modernization initiatives and FedEx Fuel Sense program, respectively.

We are dedicated to modernizing our fleet of nearly 700 aircraft to reduce costs, enhance reliability and operational adaptability, improve fuel efficiency, and minimize emissions. We continue to replace older aircraft with more fuel-efficient models to reduce GHG emissions, air pollution, and local noise pollution. We are currently scheduled to take delivery of seven Boeing 767F, three ATR-72 600F, and 19 Cessna 408 aircraft by the end of 2026. During 2025, Federal Express exercised options to purchase eight B777F aircraft and ten ATR 72-600F aircraft. Of the eight B777F aircraft, three are expected to be delivered in calendar year 2026 and five are expected to be delivered in calendar year 2027. Of the ten ATR 72-600F aircraft, three are expected to be delivered in calendar year 2027, four in calendar year 2028, and three in calendar year 2029. Delays could impact these timelines. Additionally, in 2025, we made the decision to permanently retire from service 12 aircraft, including two Boeing 757-200 aircraft, seven Airbus A300-600 aircraft, and three Boeing MD-11 aircraft, and eight related engines. We plan to retire the entire Boeing MD-11 fleet by the end of

2032. These retirements are aligned with the company's fleet reduction and modernization strategy as the company continues to improve its global network efficiency and better align air network capacity with anticipated demand. For more information about our expected future aircraft deliveries, see "Item 2. Properties" of this Annual Report under the caption "Federal Express Segment" and Note 15 of the accompanying consolidated financial statements.

Facilities

We work to support the long-term health and well-being of our business, the planet, and the communities in which we operate through the sustainable operations of our more than 5,000 air and ground hubs, local stations, freight service centers, and retail locations. Our transition to one FedEx and implementation of Network 2.0 will support our sustainability efforts through the minimization of operational redundancies and reduction in our overall physical footprint.

As we support electric vehicle deployment and charging infrastructure, our energy demand will increase. In response to this challenge, we invest in both on- and off-site renewable energy generation and procurement of renewable energy. Given the complexity of grid systems, different real estate models, utility markets, and a varied regulatory landscape, the viability of on-site renewable energy differs by facility. The pace of these investments is designed to grow in the coming years to address our increased electricity demands. We have set new mid-term renewable energy goals through calendar 2033 as we advance to our goal of having all electricity used at our facilities from renewable sources by calendar 2040. Our approach to innovating operations involves continued investments in energy efficiency and management, renewable energy procurement, facility resiliency, environmental compliance and waste reduction, among other initiatives. For new facilities, we integrate energy efficiency specifications and explore on-site renewable energy generation options into the design.

We are committed to embedding resiliency in our operations as the physical risks of climate change increase, causing extreme weather events, strain on electricity grids, and higher energy costs. We invest in infrastructure reinforcement to meet growing electricity demand and evolving renewable generation standards, in addition to mitigating the potential for storm damage. We also continuously enhance our contingency planning to address the impacts of severe weather more quickly. We strive to reduce the waste we generate and recycle waste when possible. We challenge our individual team members to find new ways to improve efficiencies and equip them with Quality Driven Management ("QDM") tools to assist in identifying waste. QDM tools are designed to drive continuous improvement and, in many cases, successful ideas become integrated across our networks.

Sustainable Customer Solutions

We recognize that transporting goods for our customers can lead to environmental impacts through emissions and waste generation. We embed circularity principles into our package design to minimize our environmental impact while protecting shipments from damage and loss. Our more sustainable packaging choices, such as the resealable Reusable Padded Pak, give our customers more choice to reduce waste associated with their shipping and returns. To help us source our packaging materials responsibly, we seek relevant third-party certifications and review these certifications bi-annually. In calendar 2024, 74% of FedEx packaging materials were from third-party certified sources. The FedEx Sourcing team also conducts annual reviews of our critical supplier's environmental management practices and sustainability programs, including recommending improvement areas.

Our FedEx® Sustainability Insights ("FSI") tool gives our customers and suppliers access to estimated CO_2e emissions data associated with their FedEx shipments, from the individual package to account levels, enabling them to understand their environmental impact and drive informed supply chain decisions. This tool enables greater transparency for customers to inform their emissions reporting, understand their carbon footprint, and make informed decisions about their shipping patterns. Additionally, U.S.-based customers can forecast future emissions through predictive modeling capabilities. FSI is third-party verified to adhere to the GHG Protocol and Global Logistics Emissions Council framework. Launched globally in 2024, FedEx® Sustainability Insights is currently translated into more than 30 languages and available in over 100 markets. Since July 2023, over 13,000 customers have generated emissions reports from the tool. Providing our customers with this level of information empowers them to gain a better understanding of their Scope 3 emissions generated from their shipping activities with us and to plan ahead for future improvements.

For additional information on the ways we are minimizing our impact on the environment, see *fedex.com/en-us/sustainability.html*. For additional information regarding environmental, climate, and weather-related regulation and risks, see "Regulation" above and "Item 1A. Risk Factors" under "Environmental, Climate, and Weather Risks."

Governance

The FedEx Board of Directors is comprised of a majority of independent directors and is committed to the highest quality corporate governance and accountability to stockholders. Our Board of Directors periodically reviews all aspects of our governance policies and practices, including our Corporate Governance Guidelines (the "Guidelines") and our Code of Conduct, in light of best practices and makes whatever changes it deems appropriate to further our longstanding commitment to the highest standards of corporate governance. The Guidelines and the Code of Conduct, which apply to all of our directors, officers, and employees, including our principal executive officer and senior financial officers, are available under the Corporate Governance heading under "Governance" on the Investor Relations page of our website at investors.fedex.com. We will post under the Corporate Governance heading on the Investor Relations page of our website information regarding any amendment to, or waiver from, the provisions of the Code of Conduct to the extent such disclosure is required.

ITEM 1A. RISK FACTORS

In addition to the other information set forth in this Annual Report, you should carefully consider the following factors, which could materially affect our business, results of operations, financial condition, and the price of our common stock. Additional risks not currently known to us or that we currently deem to be immaterial also may materially affect our business, results of operations, financial condition, and the price of our common stock. Although the risks below are organized by headings and each risk is discussed separately, many are interrelated.

Macroeconomic and Market Risks

We are directly affected by the state of the global economy and geopolitical developments. While macroeconomic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods and the rate of global trade growth — key macroeconomic measurements influenced by, among other things: inflation and deflation; international trade policies and relations; supply chain disruptions; interest rates and currency exchange rates; labor costs and unemployment levels; fuel and energy prices; inventory levels; spending patterns (including shifts from goods to services and vice versa); disposable income; debt levels; credit availability; political uncertainty; public health crises; and geopolitical tensions or conflicts. When individuals and companies purchase and produce fewer goods, we transport fewer goods, and as companies move manufacturing closer to consumer markets and expand the number of distribution centers, we transport goods shorter distances, which adversely affects our yields and results of operations. Certain manufacturers and retailers are making investments to produce and store goods in closer proximity to supply chains and consumers. Additionally, in 2025, we continued to see customer preference for slower, less costly shipping services and experienced lower fuel surcharges at FedEx Freight and reduced demand surcharges at Federal Express. We expect service mix to shift further toward deferred service offerings in 2026. Further, the scale of our operations and our relatively high fixed-cost structure, particularly with respect to our air network, make it difficult to quickly adjust to match shifting volume levels. For more information, see "Our businesses are capital intensive, and we must make capital decisions based upon projected volume levels." below.

The decline in U.S. imports of consumer goods that started in late 2022, along with slowed global industrial production, has contributed to continued weakened business conditions for the transportation industry, leading to lower freight and package volumes. Additionally, recent changes in U.S. and international trade policy, along with continued uncertainty surrounding such policies, could lead to further weakened business conditions for the transportation industry. We also continue to experience pressure on demand for our transportation services, particularly our priority services, from the impact of elevated inflation and interest rates on consumer and business spending. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information.

Moreover, given the nature of our business and our global operations, political, economic, and other conditions in foreign countries and regions, including international taxes, government-to-government relations, the typically more volatile economies of emerging markets, and geopolitical risks such as the ongoing conflicts between Russia and Ukraine and in the Middle East or escalations thereof, may adversely affect our business and results of operations. For example, services in Ukraine remain limited, services in Belarus remain suspended, and we have exited our operations in Russia. While these conflicts have not had, and we do not expect these conflicts to have, a direct material effect on our business or results of operations, the broader consequences of these conflicts, which may include further sanctions, embargoes, regional instability, and geopolitical shifts; airspace bans relating to certain routes, or strategic decisions to alter certain routes; potential retaliatory action by foreign governments and other groups against us; increased tensions between the United States and countries in which we operate; and the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted. Geopolitical uncertainty negatively affected our results of operations in recent years.

To the extent the continued conflicts between Russia and Ukraine and in the Middle East, or subsequent similar conflicts, adversely affect our business, they may also have the effect of heightening many other risks disclosed in this Annual Report, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, disruptions to our global technology infrastructure, including through cyberattack or cyber-intrusion, ransomware attack, or malware attack; adverse changes in international trade policies; increased costs and unavailability of fuel; our ability to implement and execute our business strategy, particularly with regard to our international business; disruptions in global supply chains, which can limit the access of FedEx and our service providers to vehicles and other key capital resources and increase our costs and could affect our ability to achieve our goal of carbon neutrality for our global operations by calendar 2040; our ability to maintain our strong reputation and the value of the FedEx brand; terrorist activities targeting transportation infrastructure; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets.

Additional changes in international trade policies, including with respect to tariffs, and relations could significantly reduce the volume of goods transported globally, increase our costs, and materially and adversely affect our business, results of operations, cash flows, and financial condition. The U.S. government has taken certain actions that have negatively affected U.S. trade, including imposing tariffs on many goods imported into the United States. Additionally, many foreign governments have imposed, and others have threatened to impose, tariffs on certain goods imported from the United States. These actions have contributed to weakness in the global economy that has adversely affected our results of operations. Increased tariffs may lead to lower levels of trade or heightened political tensions. Additional changes to global trade policies could lead to increased tariffs, export controls, quotas, embargoes, or sanctions, which may lead to increased prices or trade limitations for goods transported globally, potentially reducing customer demand for our services. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information.

Additionally, the U.S. government has taken action to limit the ability of domestic companies to engage in commerce with certain foreign entities under certain circumstances, and foreign governments may investigate our compliance with these restrictions. Furthermore, given the nature of our business and our global recognizability, foreign governments may target FedEx by limiting the ability of foreign entities to do business with us in certain instances, imposing monetary or other penalties or taking other retaliatory action, which could have an adverse effect on our business, results of operations, and financial condition, as well as on the price of our common stock.

Our transportation businesses and their profitability are affected by the price and availability of jet and vehicle fuel, as well as our ability to collect fuel surcharges. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel is beyond our control and can be highly volatile. In addition, our purchased transportation expense is affected by fuel costs. To date, we have been mostly successful in mitigating over time the expense effect of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely affect our operating results. Lower fuel prices have negatively affected yields through lower fuel surcharges at each of our transportation segments in recent years. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information. As of May 31, 2025, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations, and we currently have no plans to use derivative financial instruments for this purpose in the future.

Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers away from our higher-yielding express services to our lower-yielding deferred or ground services or even reduce customer demand for our services altogether. In addition, disruptions in the supply of fuel could have a negative effect on our ability to operate our transportation networks. The following factors may affect fuel supply and could result in shortages and price increases in the future: weather-related events; natural disasters; political disruptions or wars involving oil-producing countries; economic sanctions imposed against oil-producing countries or specific industry participants; changes in governmental policy concerning fuel production, transportation, taxes, or marketing; changes in refining capacity; sustainability concerns; cyberattacks; and public and investor sentiment.

Operating Risks

The failure to successfully execute our DRIVE transformation, including Network 2.0 and Tricolor, in the expected time frame and at the expected cost may adversely affect our future results. In 2023, FedEx announced DRIVE, a comprehensive program to improve long-term profitability. The program includes Network 2.0, the multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada, as well as Tricolor, the redesign of the Federal Express international air network to improve efficiency and asset utilization. See "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information.

There can be no assurance that the Federal Express and legacy FedEx Ground businesses and networks, which historically operated separately and independently, can successfully be fully integrated as planned. Additionally, it is possible that the business and network integration and optimization process could result in higher-than-currently-expected costs, less-than-expected savings, the loss of customers, the disruption of ongoing businesses, union organizing, litigation, legal disputes with service providers, governmental agency challenges, the loss of key employees or service providers, or other unexpected issues. It is also possible that the overall process will take longer than currently anticipated. Additionally, the following issues, among others, must be addressed in order to realize the anticipated timing and projected benefits of our transformation initiatives:

- our ability to maintain coverage of U.S. employees at Federal Express under the RLA and successfully manage challenges to the employment status of drivers employed by service providers utilized in certain linehaul and pickup-and-delivery operations, in addition to other labor-related risks;

- combining the Federal Express and legacy FedEx Ground physical networks and operations, including consolidating or optimizing pickup-and-delivery and linehaul operations;

- integrating, consolidating, and implementing new administrative and back-office support functions, information-technology infrastructure, and computer systems;

- integrating and unifying the offerings and services available to FedEx customers;

- harmonizing certain operating practices; human resource management practices such as employee recruitment, development, and compensation programs; internal controls; and other policies, procedures, and processes;

- maintaining or amending existing agreements with customers and service providers and avoiding delays in entering into new agreements with prospective customers and service providers;

- legal challenges by service providers or governmental agencies seeking to slow or stop plans related to Network 2.0;

- addressing possible differences in business backgrounds, corporate cultures, and management philosophies;

- addressing employee issues so as to promote retention and maintain efficient and effective labor and employee relations;

- maintaining access to ports of call and railroads for intermodal support;

- managing the movement of certain positions to different locations;

- obtaining any required regulatory licenses, operating authority, or contractual consents;

- managing unforeseen increased expenses or delays associated with the integration process; and

- mitigating the potential distraction and diversion of resources and of management's time and attention associated with the planned spin-off of FedEx Freight.

We may be unable to achieve the expected operational efficiencies and network flexibility, alignment of our cost base with demand, cost savings and reductions to our permanent cost structure, and other benefits from our transformation initiatives. The actual amount and timing of costs to be incurred and related cost savings and reductions to our permanent cost structure resulting from these initiatives and enhancements may differ from our current expectations and estimates. These initiatives and enhancements could also result in asset impairment charges and changes to our tax liabilities and deferred tax balances and subject us to litigation. If we are not able to successfully implement our DRIVE transformation, our future financial results will suffer and we may not be able to achieve our financial performance goals.

All of these factors could adversely affect FedEx's results of operations and negatively affect the price of our common stock. In addition, at times the attention of certain members of our management may be focused on our transformation initiatives and diverted from day-to-day business operations, which may disrupt our business.

A significant data breach or other disruption to our technology infrastructure could disrupt our operations and result in the loss of critical sensitive or confidential information, adversely affecting our reputation, business, or results of operations. Our ability to attract and retain customers, efficiently operate our businesses, execute our DRIVE transformation, and compete effectively increasingly depend in part upon the sophistication, security, and reliability of our technology network, including our ability to provide features of service that are important to our customers, to protect our confidential business information and the information provided by our customers (including personal information), and to maintain customer confidence in our ability to protect our systems and to provide services consistent with their expectations. For example, we rely on information technology to receive shipment information in advance of physical receipt of packages, to track items that move through our delivery systems, to efficiently plan deliveries, to clear shipments through customs, to execute billing processes, and to track and report financial and operational data. We are subject to risks imposed by data breaches and operational disruptions, both random and targeted, including through cyberattack or cyber-intrusion, ransomware attack, malware attack, or denial-of-service attack by computer hackers, foreign governments and state-sponsored actors, cyber terrorists and hacktivists, cyber criminals, malicious employees or other insiders of FedEx or third-party service providers, and other groups and individuals. Data breaches and other technology disruptions of companies and governments continue to increase as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased and we, our customers, and third parties increasingly store and transmit data by means of connected information technology systems. Additionally, risks such as code anomalies, "Acts of God," transitional challenges in migrating operating company functionality to our FedEx enterprise automation platforms, data leakage, cyber-fraud, and human error pose a direct threat to our products, services, systems, and data and could result in unauthorized or block legitimate access to sensitive or confidential data regarding our operations, customers, employees, and suppliers, including personal information.

The technology infrastructure of acquired businesses, as well as their practices related to the use and maintenance of data, could also present issues that we were not able to identify prior to the acquisition. For example, ShopRunner, which we acquired in 2021, collects and stores certain personal data of its merchants and their buyers, its partners, consumers with whom it has a direct relationship, and users of its applications. Additionally, it uses third-party service providers and subprocessors to help deliver services to merchants and their buyers. These service providers and subprocessors may store or access personal data and/or other confidential information. The foregoing factors increase the risk of data incidents and the amount of potential exposure in the event of a data breach.

We also depend on and interact with the technology and systems of third parties, including our customers and third-party service providers such as cloud service providers and delivery services. Certain third parties host, process, or have access to information we maintain about our company, customers, employees, and vendors and/or operate systems that are critical to our business operations and services. Like us, these third parties are subject to risks imposed by data breaches, cyberattacks, and other events or actions that could damage, disrupt, or close down their networks or systems. We have security processes, protocols, and standards in place, including contractual provisions requiring such security measures, that are applicable to such third parties and are designed to protect information that is held by them, or to which they have access, as a result of their engagements with us. A cyberattack has and may in the future defeat one or more of such third parties' security measures, allowing an attacker to obtain information about our company, customers, employees, and vendors or disrupt our operations. Certain third parties also have and may in the future experience operational disruptions or human error that could result in unauthorized access to sensitive or confidential data regarding our operations, customers, employees, and suppliers, including personal information. See "Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx, could have a material adverse effect on our business and results of operations." below for more information. In 2025, the information systems of one of our third-party service providers experienced a security breach that resulted in unauthorized access to the third-party's cloud environment, including certain systems that contained our data. This incident did not have a material adverse effect on our business or results of operations. However, there can be no assurance that similar events will not have such an effect in the future.

From time to time we experience disruptions to our complex, global technology infrastructure, including our computer systems and websites. Such events could result in the loss of confidential business or customer information; require substantial repairs or replacements, resulting in significant costs; and lead to the temporary or permanent transfer by customers of some or all of their business to our competitors. The foregoing could harm our reputation and adversely affect our business, customer service, and results of operations. Additionally, a security breach could require us to devote significant management resources to address the problems created. These types of adverse effects could also occur in the event the confidentiality, integrity, or availability of company and customer information was compromised due to a data loss by FedEx or a trusted third party.

We or the third parties with which we share information may not discover any security breach and loss of information for a significant period of time after the security breach occurs. Even if we detect a cybersecurity incident, the nature and extent of the incident may not be immediately clear. It may also not be clear how best to contain and remediate any harm caused by the cybersecurity incident, and certain errors or actions could be repeated or compounded before they are discovered and remediated. Based on the sophistication of threat actors and the size and complexity of our information systems and network environment, among other factors, an investigation into a cybersecurity incident could take a significant amount of time to complete. In addition, while the investigation of a cybersecurity incident is ongoing, we may not know the full extent of the harm caused by a threat actor, and such harm may spread both internally and to certain customers, vendors, or other third parties. Additionally, our logging capabilities and the logging capabilities of third parties are not always complete or sufficiently detailed, which could affect our ability to fully investigate and understand the scope of security events. Given the age, size, and complexity of our network environment, operational technology, and computer systems, patches for certain vulnerabilities may not exist and, even where patches or other risk-mitigating activities are available, the development of patches or execution of risk-mitigating actions may not occur before an underlying vulnerability is exploited and results in the disruption of our operations or compromise of our information systems or data. A significant number of our employees as well as customers and others with whom we do business continue to work remotely or in hybrid models, which may heighten these risks. These risks may also be heightened by our DRIVE transformation and the planned spin-off of FedEx Freight into a separate, publicly traded company.

Furthermore, we are subject to an increasing number of cybersecurity compliance and reporting obligations in different jurisdictions that vary in their scope and application, creating conflicting reporting requirements. These factors and the time spent to comply may inhibit our ability to quickly provide complete and reliable information about the cybersecurity incident to customers, counterparties, and regulators, as well as the public. Any or all of these factors could further increase the costs and consequences of a cybersecurity incident on our business and results of operations. See "Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding data protection." for additional information on risks related to legal and regulatory developments with respect to data protection.

We have invested and continue to invest in technology security initiatives, information-technology risk management, business continuity, and disaster recovery plans, including investments to retire and replace end-of-life systems. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more frequent, intense, and sophisticated. Despite our efforts, we are not fully insulated from data breaches, technology disruptions, data loss, and cyber-fraud, which could adversely affect our competitiveness and results of operations. See "Item 1A. Risk Factors" of our Annual Report on Form 10-K for the year ended May 31, 2021 for information regarding the 2017 NotPetya cyberattack at TNT Express and immaterial cyber incidents we experienced in 2017 and 2018.

Additionally, we and our third-party service providers, vendors, and suppliers have experienced repeated attempts by cyber criminals, some of which have been successful, to gain access to customer accounts for the purposes of fraudulently diverting and misappropriating items being transported in our network, fraudulently charging shipment fees to customer or franchisee accounts, and fraudulently sending e-mails to recipients purporting to be from FedEx. To date, none of these fraudulent cyber activities have caused a material disruption to our systems or resulted in any material costs to FedEx.

Our security processes and initiatives may be unable to detect or prevent a breach or disruption in the future. Additionally, the rapid ongoing evolution and increased adoption of emerging technologies such as artificial intelligence and machine learning may make it more difficult to anticipate and implement protective measures to recognize, detect, and prevent the occurrence of any of the cyber events described above.

We are self-insured for certain costs associated with our operations, and insurance and claims expenses could have a material adverse effect on us. We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. Our self-insurance accruals are primarily based on estimated costs determined by actuarial methods. Estimated costs include consideration of a variety of factors and related assumptions such as the severity of claims, frequency and volume of claims, healthcare inflation, seasonality, and plan designs, which may be subject to a high degree of variability. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known, which may be several years. Material increases in the magnitude of claims, changes to healthcare costs, accident frequency and severity, insurance retention levels, judgment and settlement amounts, associated legal expenses, and other factors could result in unfavorable differences between actual self-insurance costs and our reserve estimates. As a result, our insurance and claims costs could increase materially in the future, which could adversely affect our results of operations and financial condition.

As a supplement to our self-insurance program, we maintain coverage with excess insurance carriers for potential losses that exceed the amounts we self-insure. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance, risk volatility, and premium expense. Although we believe our aggregate insurance limits should be sufficient to cover our historic claims amounts, the commercial trucking industry has experienced a wave of blockbuster or so-called "nuclear" verdicts, including some instances in which juries have awarded hundreds of millions of dollars to those injured in accidents and their families. See Note 9 of the unaudited condensed consolidated financial statements included in "Item 1. Financial Statements" of our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2022 for more information. Given this trend, it is possible that additional claims could exceed our aggregate coverage limits. If another claim were to exceed our aggregate insurance coverage, we would bear the excess in addition to our exposure not covered by excess insurance carriers.

Given the current claims environment, the amount of coverage available from excess insurance carriers is decreasing, the premiums for this excess coverage are increasing significantly, and excess insurance carriers are challenging insurance claims more frequently. Accordingly, our excess insurance and claims expenses may continue to increase, or we could further increase our exposure not covered by excess insurance carriers as policies are renewed or replaced. Our results of operations and financial condition could continue to be adversely affected if our costs or losses significantly exceed our aggregate coverage limits, we are unable to obtain excess insurance coverage in amounts we deem sufficient, our insurance carriers fail to pay on our insurance claims, or we experience a claim for which coverage is not provided.

The transportation infrastructure continues to be a target of terrorist activities. Because transportation assets continue to be a target of terrorist activities, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs and potentially slow service for businesses, including those in the transportation industry. These security requirements are not static, but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. For example, the TSA requires FedEx to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. It is reasonably possible that these rules or other future security requirements could impose material costs on us or slow our service to our customers. The effects on our operations of avoiding areas of the world, including airspace, in which there are geopolitical conflicts and the targeting of aircraft by parties to those conflicts can also be significant. Moreover, a terrorist attack directed at FedEx or other aspects of the transportation infrastructure could disrupt our operations and adversely affect demand for our services.

Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx, could have a material adverse effect on our business and results of operations. FedEx has engaged third-party service providers to perform certain functions that are integral to our business, including the provision of information technology infrastructure, application development, maintenance and support, and end-user support services. There can be no assurance that our third-party service providers will adhere to contractual service performance or compliance requirements, and such service providers may suffer disruptions to their systems, labor groups, or supply chains that could adversely affect their services. We may also have disagreements with such service providers, and related contracts may be terminated or may not be extended or renewed. Additionally, from time to time such service providers have engaged in fraudulent activities in the course of their business relationships with FedEx. Any of the foregoing could disrupt our operations and result in a material adverse effect on our reputation, business, or results of operations.

The effects of a widespread outbreak of an illness or any other communicable disease or public health crisis on our business, results of operations, cash flows, and financial condition are highly unpredictable. A widespread outbreak of an illness or any other communicable disease or public health crisis could have varying effects on the demand for our services, our business operations, and the global economy and supply chains. The extent of the effect of such an event on our business, results of operations, and financial condition, as well as the global economy, will be dictated by developments that cannot be predicted, such as its duration and spread; the success of efforts to contain it and treat its effects, such as travel bans and restrictions, quarantines, shelter-in-place orders, business and government shutdowns, and other restrictions; the possibility of additional subsequent widespread outbreaks and variant strains and the effect of actions taken in response; and the resulting effects on the economic conditions in the global markets in which we operate.

Our business is labor and capital intensive in nature, which may require us to incur higher costs to operate our networks during such an event. If we are unable to remain agile and flex our networks to align with shipping volumes, customer needs, disrupted global supply chains and other network inefficiencies, market demands, and operating conditions, or are unable to continuously respond to evolving governmental policies, our business operations could be negatively affected, which could have a further adverse effect on our results of operations. Further, due to the size, scope, and geographically dispersed nature of our operations, the expenses we incur to protect the health and safety of our team members and customers may be higher than similar expenses incurred by companies in other industries.

To the extent a widespread outbreak of an illness or any other communicable disease or public health crisis adversely affects our business and financial results, it may also have the effect of heightening many other risks described in this section, any of which could materially and adversely affect our business, results of operations, and financial condition. Such risks include, but are not limited to, additional changes in the state of the global economy and international trade policies and relations; our ability to execute our DRIVE transformation, implement our business strategy, and effectively respond to changes in market dynamics and customer preferences; our strong reputation and the value of the FedEx brand; our ability to meet our labor and purchased transportation needs while controlling related costs; our ability to achieve our goal of carbon neutrality for our global operations by calendar 2040; and the effect of litigation or claims from customers, team members, suppliers, regulators, or other third parties relating to the crisis or our actions in response. See "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of our Annual Reports on Form 10-K for the years ended May 31, 2020, May 31, 2021, May 31, 2022, and May 31, 2023 for information regarding the COVID-19 pandemic and its effects on our business, results of operations, and financial condition.

Failure to complete the adjustment of our air network to remove costs related to services previously provided to the United States Postal Service ("USPS") could adversely affect our profitability. The contract for Federal Express to provide the USPS transportation services within the United States expired by its terms on September 29, 2024, and Federal Express continued to provide air transportation services domestically and to Puerto Rico through the contract's expiration. If we are unable to complete the adjustment of our air network to remove costs related to the services previously provided to the USPS, our profitability could be negatively affected.

Strategic Risks

Failure to successfully implement our business strategy and effectively respond to changes in market dynamics and customer preferences will cause our future financial results to suffer. We are making significant investments and other decisions in connection with our long-term business strategy, such as those related to our DRIVE transformation, including Network 2.0 and Tricolor. See "The failure to successfully execute our DRIVE transformation, including Network 2.0 and Tricolor, in the expected time frame and at the expected cost may adversely affect our future results." above and "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for additional information. In addition, we are investing in data insight solutions intended to drive supply chain efficiency for our customers.

Such initiatives and enhancements may require us to make significant capital expenditures or incur significant expenses. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategy. We may not be able to derive the expected operational efficiencies and network flexibility, alignment of our cost base with demand, cost savings and reductions to our permanent cost structure, digital revenue growth, and other benefits from our strategic investments and other decisions. For example, in June 2024, Federal Express announced a workforce reduction plan in Europe as part of its ongoing measures to reduce structural costs. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information. The execution of the plan is subject to a consultation process that is expected to occur over an 18-month period in accordance with local country processes and regulations. The actual amount and timing of business optimization costs and related cost savings resulting from the workforce reduction plan are dependent on local country consultation processes and regulations and negotiated social plans and may differ from our current expectations and estimates. If we are not able to successfully implement this plan, our future financial results may suffer.

Further, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and the mix of services to be purchased by our customers, the future rate of e-commerce growth and inventory restocking, passenger airline cargo capacity, competition, and the global economy, and actual market, economic, and other conditions may be different from our assumptions. As technology (including artificial intelligence and machine learning), customer behavior, and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategy and effectively respond to changes in technology, customer preferences, and market dynamics, our future financial results will suffer. For additional discussion, see "Item 1. Business" of this Annual Report under the caption "Strategy."

The planned spin-off of FedEx Freight may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial and strategic benefits. In December 2024, we announced our intention to separate FedEx Freight from our portfolio structure through the creation of a separate, publicly traded company ("NewCo"). The planned separation, which would be implemented through the spin-off of shares of NewCo to FedEx stockholders, is expected to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. Completion of the planned spin-off is subject to the final approval of our Board of Directors and will be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the receipt and continuing validity of a private letter ruling from the Internal Revenue Service ("IRS") and/or favorable opinions of our U.S. tax advisors with respect to the tax-free nature of the transaction, the receipt of other regulatory and contractual approvals, and the availability of financing for NewCo on satisfactory terms. The proposed spin-off is complex in nature, and unanticipated changes or developments could delay or prevent the completion of the spin-off or cause the spin-off to occur on terms or conditions that are different or less favorable than expected. Whether or not we complete the spin-off, we may face significant challenges in connection with the transaction, including, without limitation:

- the diversion of the attention of our Board of Directors and senior management from the pursuit of our business strategy and long-term planning and of our management and employees from day-to-day operations;

- our ability to maintain NewCo's continued support of our DRIVE transformation, Network 2.0, Tricolor, and other strategic initiatives;

- our ability to maintain operational, commercial, data and information technology, brand and intellectual property, human resources, finance, legal, sales, and marketing continuity where necessary between FedEx and NewCo and establish stand-alone functions and infrastructure at NewCo where necessary;

- the risk that if the IRS determines that certain steps of the planned spin-off do not qualify for tax-free treatment for U.S. federal income tax purposes, FedEx and its stockholders could incur significant tax liabilities;

- costs and expenses related to the planned spin-off (which are expected to be significant), including costs related to commercial and operational dis-synergies; restructuring and other transaction expenses; expenses related to establishing stand-alone operational, commercial, personnel, and digital and technology infrastructure at NewCo; and accounting, tax, legal, and other professional services expenses, any of which may be higher than initially expected;

- retaining existing business and operational relationships, including with customers, suppliers, employees, and other counterparties;

- addressing employee issues so as to promote retention and motivation and maintain efficient and effective labor and employee relations;

- obtaining any required regulatory licenses, operating authority, or contractual consents;

- determining the appropriate allocations of assets and liabilities between FedEx and NewCo, as well as the terms governing the relationship between FedEx and NewCo following the spin-off; and

- potential negative reactions from investors and other external stakeholders.

There can be no assurance that the spin-off, if completed, will achieve the intended financial and strategic benefits (which are based on a number of assumptions, some or all of which may prove to be incorrect) or provide greater value to our stockholders than that reflected in the current price of our common stock, or that the dis-synergies of the transaction (including costs of related restructuring transactions) will not exceed the anticipated amounts. The market price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the uncertainties described above. Changes in the stockholder base of FedEx and/or NewCo following the planned spin-off could also cause the price of either company's common stock to fluctuate.

If the planned spin-off occurs, FedEx and NewCo will each be smaller, less diversified companies with more concentrated areas of focus. As a result, FedEx and NewCo may become more vulnerable to changing macroeconomic and market conditions; the results of operations, cash flows, effective tax rate, and other financial and operating metrics of each company may be subject to increased volatility; and the ability of each company to fund capital expenditures and investments, pay dividends, and service debt may be diminished.

To the extent challenges related to the planned spin-off of NewCo adversely affect our business, they may also have the effect of heightening other risks disclosed in our Annual Report, any of which could materially and adversely affect our business, results of operations, and the price of our common stock. Such risks include, but are not limited to, our ability to execute our DRIVE transformation, Network 2.0, and broader business strategy and effectively respond to changes in market dynamics and customer preferences; disruptions to our technology infrastructure, including through cyberattack or cyber-intrusion, ransomware attack, or malware attack; our ability to attract and retain employee talent and maintain our company culture; our ability to achieve or demonstrate progress on our goal of carbon neutrality for our global operations by calendar 2040; and our ability to maintain our strong reputation and the value of the FedEx brand.

We depend on our strong reputation and the value of the FedEx brand. FedEx is one of the most widely recognized, trusted, and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. The FedEx brand name symbolizes high-quality service, reliability, and speed. In addition, we have a strong reputation among customers, team members, and the general public for high standards of corporate responsibility, governance, and ethics. The FedEx brand name and our corporate reputation are powerful tools for sales, marketing, and recruitment, and we devote significant resources to promoting and protecting them. Adverse publicity or sensationalism across media channels (whether or not justified) relating to activities including, but not limited to, the following by our team members or others with whom we do business (over whom we may have little or no control) could tarnish our reputation and reduce the value of our brand and goodwill: customer service mishaps, accidents, catastrophes, or incidents involving aircraft, vehicles, or facilities operated by us or our service providers; low safety or service levels; data breaches, cyberattacks, or technology infrastructure disruptions; utilization of emerging technologies such as artificial intelligence; allegations of noncompliance with laws or claims that result in litigation; the shipment of certain items pursuant to our obligation as a common carrier operating under federal law; labor relations and workforce reductions or disruptions; our advertising campaigns, sponsorship arrangements, or marketing programs; our sustainability goals and related progress; our political activities and expenditures; or our executive compensation practices.

With the increase in the use of artificial intelligence and social media outlets such as Facebook, YouTube, Instagram, X (formerly Twitter), TikTok, and other platforms, adverse publicity, whether warranted or not, can be disseminated quickly and broadly without context, making it increasingly difficult for us to effectively respond. Certain forms of technology such as artificial intelligence also allow users to alter or create images, videos, and other information relating to FedEx and present the information in a false or misleading manner that seems real. Further, our actual or perceived position, lack of position, or perceived lack of transparency on environmental, social, political, public policy, labor relations, or other sensitive issues could harm our reputation with certain groups, including our customers, stockholders, team members, advocacy groups, government representatives, and regulatory bodies. Expectations regarding these matters continue to evolve and are not uniform. Although we try to adapt and maintain a balance that satisfies all of these stakeholders, we may not always be able or choose to move as quickly or in the direction that various competing interests desire or demand, which could adversely impact our reputation. Damage to our reputation and loss of brand equity could reduce demand for our services and/or create difficulties in retaining and recruiting employee talent and could materially and adversely affect our business, results of operations, cash flows, and financial condition, as well as require additional resources to rebuild our reputation and restore the value of our brand and goodwill.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macroeconomic growth. Some of our competitors have more financial resources and competitive advantages than we do, appear willing to operate at little or no margin to gain market share, or they are owned, controlled, or subsidized by foreign governments, which enables them to raise capital more easily. We face intense competition from global air freight forwarders for air freight business. We also compete with regional transportation providers that operate smaller and less capital-intensive transportation networks and startup companies that combine technology with flexible labor solutions such as crowdsourcing to focus on local market needs. In addition, some high-volume package shippers are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn adversely affect our results of operations. For example, Amazon has established a network of hubs, aircraft, and vehicles, recently began offering an LTL freight service for inbound shipments to its distribution facilities, and has expressed an intention to offer its internal delivery capabilities broadly to third parties. See "Item 1. Business" of this Annual Report for additional information.

We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, the existence of an irrational pricing environment could limit our ability to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs), which could adversely affect our results of operations. While we believe we compete effectively through our current and planned service offerings, if our current competitors or potential future competitors offer a broader range of services or better service levels, more effectively bundle their services, or offer services at lower prices, it could adversely affect our results of operations. Continued transportation industry consolidation may further increase competition. Moreover, if high-volume package shippers further develop or expand internal capabilities for the services we provide, it may reduce our revenue and could negatively affect our financial condition and results of operations. These effects could be exacerbated if high-volume package shippers offer such capabilities to third parties. News regarding such developments or expansions could also negatively affect the price of our common stock.

Our industry may be affected by changes in technology and our competitors may implement emerging technologies, including artificial intelligence applications, more quickly and more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Advancements in technology, such as advanced safety systems; automated package sorting, handling, and delivery; autonomous delivery; third-party supply chain insight and management; artificial intelligence; vehicle platooning; alternative fuel vehicles; and digitization of freight services, may necessitate that we increase investments in order to remain competitive, and our customers may not be willing to accept higher rates to cover the cost of these investments. See "We may be unable to achieve or demonstrate progress on our goal of carbon neutrality for our global operations by calendar 2040." below for additional information.

Our businesses are capital intensive, and we must make capital decisions based upon projected volume levels. We make significant investments in aircraft, package handling facilities, vehicles, technology, sort equipment, acquired companies, and other assets to support our transportation and business networks. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. We must make commitments to purchase or modify aircraft years before the aircraft are actually needed based on projections of volume levels and fleet requirements, which have become more difficult to make in light of recent macroeconomic, international trade and geopolitical uncertainty and volatility. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to below-market asset dispositions or write-downs, as well as negatively affect operating margins, and undercapacity could negatively affect service levels. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition — Results of Operations and Outlook — Consolidated Results — Asset Impairment Charges" of this Annual Report for information regarding the noncash impairment charges recorded in 2025 and 2024 in connection with our decision to permanently retire certain aircraft and related engines from service.

Our inability to execute and effectively operate, integrate, leverage, and grow acquired businesses and realize the anticipated benefits of acquisitions, joint ventures, and strategic alliances and investments could materially adversely affect us. Our strategy for long-term growth, productivity, and profitability depends in part on our ability to make prudent strategic acquisitions and investments, form joint ventures or strategic alliances, and realize the expected benefits from these transactions. We regularly acquire businesses, enter into strategic alliances, and make investments across the more than 220 countries and territories in which we provide services.

Acquisitions and other strategic transactions involve special commercial, customer, accounting, regulatory, compliance, information technology, human resources, cultural, and other risks, including the potential assumption of unanticipated liabilities and contingencies. Additionally, we may be required to make significant capital expenditures and/or incur certain operating expenses following the completion of certain transactions, which may be higher than initially expected. For example, existing and future customer data and processes in the systems of FedEx and ShopRunner may require significant added expense to integrate. While we expect our past and future acquisitions and strategic transactions to enhance our value proposition to customers and improve our business and long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to acquired businesses, including their goodwill or other intangible assets. We have previously incurred goodwill impairment charges related to certain of our acquisitions, some of which have been material, and may incur additional goodwill impairment charges in the future.

Human Resource Management Risks

Labor-related disruptions and potential changes in labor laws may adversely affect our business and results of operations. Our business is labor intensive in nature, utilizing large numbers of numerous classes of employees and service providers. Despite continual organizing attempts by labor unions, our employees in the U.S. and Canada, except our pilots, are not unionized (we acquired FedEx Supply Chain in 2015, which already had a small number of unionized employees). Additionally, certain of our employees outside of the U.S. and Canada are unionized. For information regarding our continued bargaining efforts to reach an agreement with the union representing our pilots, see "Item 1. Business" of this Annual Report under the caption "Federal Express Segment — Employees." If we are unable to reach an agreement with any of our unionized work groups in future negotiations regarding the terms of their collective bargaining agreements, or if additional groups within our workforce become unionized, we may be subject to work interruptions or stoppages, which could adversely affect our business and results of operations.

Labor unions have recently attempted to organize employees at businesses and in industries that have not traditionally been unionized, and in certain instances have been successful. Such attempts could continue in 2026. Additionally, the U.S. Congress has, in the past, considered adopting changes in labor laws that would make it easier for unions to organize units of our employees. For example, there is always a possibility that legislative or administrative actions, or judicial decisions, could attempt to remove Federal Express employees from the jurisdiction of the RLA. Additionally, this jurisdiction could be challenged in connection with our recently completed one FedEx consolidation and ongoing Network 2.0 transformation. For additional discussion of the RLA, see "Item 1. Business" of this Annual Report under the caption "Regulation." Such legislation or challenge could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets.

There is also the possibility that Congress could pass other labor legislation that could adversely affect our operations with employees governed by the NLRA. In addition, the NMB and the NLRB have and may continue to take actions that could make it easier for our employees, as well as vendor, service provider, and supplier workforces, to organize under the RLA or NLRA. Finally, changes to federal or state laws, regulations, rules, judicial or administrative precedent, or guidance governing employee classification could affect the status of service providers as independent employers of their drivers. If we are deemed to be an employer or joint employer of the drivers of these service providers, labor organizations could more easily organize these individuals, our operating costs could increase materially, and we could incur significant capital outlays and experience adverse effects to service levels.

Our failure to attract and retain employee talent, meet our purchased transportation needs, or maintain our company culture, as well as increases in labor and purchased transportation costs, could adversely affect our business and results of operations. Our success depends upon the efforts and abilities of our high-quality employees, many of whom are longstanding FedEx team members. Difficulties in motivating, rewarding, recruiting, and retaining employee talent, including members of senior management and successors to members of senior management; failure to protect members of senior management from security threats (which certain executive officers have experienced in the past); the unexpected loss of such individuals resulting in the depletion of our institutional knowledge base; and/or our inability to successfully transition key roles could have an adverse effect on our business, results of operations, reputation, and the price of our common stock. We also regularly seek to hire a large number of part-time and seasonal workers, and utilize service providers to conduct certain linehaul and pickup-and-delivery operations.

Certain positions at FedEx have historically experienced high turnover rates, which can lead to increased recruiting, training, and retention costs. Additionally, our company culture is important to providing high-quality customer service and having a productive workforce and could be adversely affected by our evolving operations and other factors. If we fail to maintain the strength of our company culture, our competitive ability and our business may be harmed.

Our business is labor intensive, and our ability to meet our labor and purchased transportation needs while controlling related costs is generally subject to numerous external factors, including the availability of qualified service providers and persons in the markets where we and our service providers operate and unemployment levels within these markets, prevailing and competitive wage rates and other benefits, health and other insurance costs, inflation, fuel and energy prices and availability, behavioral changes, adoption of new or revised employment and labor laws and regulations (including increased minimum wage requirements) or government programs, safety, and security levels of our operations, our reputation within the labor and transportation markets, changes in the business or financial soundness of service providers, interest in contracting with FedEx, and the effect of a widespread public health crisis. Additionally, certain service providers (acting collectively or in coordination in some instances) may seek to increase financial rates or modify contract terms and may refuse to provide service to FedEx.

Our inability to effectively meet our labor and purchased transportation needs can increase our costs, hinder our ability to execute our business strategy, negatively affect service levels, and adversely affect our business and results of operations. Certain of these risks may be heightened by our DRIVE transformation, including Network 2.0, and the planned spin-off of FedEx Freight.

We contract with service providers to conduct certain linehaul and pickup-and-delivery operations, and the status of these service providers as direct and exclusive employers of drivers providing these services is being challenged. We are defending joint-employer cases where it is alleged that we should be treated as an employer or joint employer of the drivers employed by service providers with whom we contract to conduct certain linehaul and pickup-and-delivery operations. We incur certain costs, including legal fees, in defending the status of service providers as direct and exclusive employers of their drivers. We continue to believe that we are not an employer or joint employer of the drivers of these independent businesses. However, adverse determinations in these matters or regulatory developments could, among other things, entitle service providers' drivers to certain wage payments and penalties from the service providers and FedEx, and result in employment and withholding tax and benefit liability for FedEx. The status of the drivers employed by these service providers could be further challenged in connection with Network 2.0.

Potential changes to pilot flight and duty time regulations could impair our operations and impose substantial costs on us. In 2010, the FAA proposed regulations that would change the flight and duty time rules applicable to all-cargo air carriers. When the FAA issued final regulations in 2011 (the "2011 regulations"), all-cargo carriers, including FedEx, were exempt from these new requirements. Instead, all-cargo carriers were required to continue complying with previously enacted flight and duty time rules and allowed to pursue the development of fatigue risk management systems to develop fatigue mitigations unique to each operation. In 2012, the FAA reaffirmed the exclusion of all-cargo carriers from the 2011 regulations, and litigation in the U.S. Court of Appeals for the District of Columbia affirmed the FAA's decision. However, this issue remains a policy priority for certain labor groups, and the U.S. Congress periodically considers legislation that, if adopted, would require all-cargo carriers to comply with the 2011 regulations. Required compliance with the 2011 regulations would make it more difficult to avoid pilot fatigue and could impose substantial costs on us in order to maintain operational reliability.

Increasing costs, the volatility of costs and funding requirements, and other legal mandates for employee benefits, especially pension and healthcare benefits, could adversely affect our results of operations, financial condition, and liquidity. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans, and postretirement healthcare plans. The costs of providing pension and other retirement benefit plans are dependent on numerous assumptions, such as discount rates, expected long-term investment returns on plan assets, future salary increases, employee turnover, mortality, and retirement ages. Changes in actuarial assumptions and differences between the assumptions and actual values, as well as significant declines in the value of investments that fund our pension and other postretirement plans, if not offset or mitigated by a decline in plan liabilities, could increase pension and other postretirement expense, and we could be required from time to time to fund the pension plans with significant amounts of cash. Such cash funding obligations could adversely affect our results of operations and liquidity. Additionally, the rules for pension and retirement benefit plan accounting are complex, involve numerous assumptions, and can produce volatility in our results of operations, financial condition, and liquidity. For example, we recognized a pre-tax, noncash MTM gain of $515 million in 2025 ($390 million, net of tax, or $1.60 per diluted share). For additional information on our MTM retirement plans accounting adjustments, see "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition — Results of Operations and Outlook — Consolidated Results — Retirement Plans MTM Adjustments" and Note 14 of the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Environmental, Climate, and Weather Risks

We may be affected by global climate change or by legal, regulatory, or market responses to such change. Concern over climate change, including the effect of global warming, has led to significant U.S. and international governmental efforts to limit GHG emissions, including our aircraft and vehicle engine emissions. Increasingly, state and local governments are also considering environmental-related regulatory and reporting requirements. Compliance with such regulation and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation and reporting of climate and other environmental matters. Increased regulation and reporting obligations regarding GHG emissions, especially aircraft or vehicle engine emissions, could impose substantial taxes, fees, and other costs on us. These include an increase in the cost of the fuel and other energy we purchase, investments required to obtain electricity capacity, and capital and impairment costs associated with updating or replacing our aircraft, vehicles, or infrastructure prematurely. Until the timing, scope, and extent of such possible regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could materially increase our operating expenses and have an adverse direct or indirect effect on our business, if instituted. For additional discussion of regulatory responses to climate change, including CORSIA and the Paris climate accord, see "Item 1. Business" of this Annual Report under the caption "Regulation."

We may also incur additional expenses as a result of new or expanded policies and laws in the U.S. and abroad regarding GHG emissions and other environmental matters. Furthermore, many countries and U.S. states in which we operate or are subject to regulation, such as Australia and California, have adopted, or are expected to adopt, additional requirements related to the disclosure of GHG emission and related matters. In many cases these requirements differ and may conflict from country to country, increasing our costs or requiring significant management time and attention. Additionally, we could be subject to climate litigation or regulatory enforcement actions, as groups, individuals, and governmental authorities affected by climate change seek to recover climate-related damages from entities they perceive as being partially responsible for human-induced climate change because of the emission of GHGs from their operations.

Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation, reduce customer demand for our services, especially our air express services, and increase our liability. Finally, given the broad and global scope of our operations and our susceptibility to global macroeconomic trends, we are particularly vulnerable to the physical risks of climate change that could affect all of humankind, such as shifts in weather patterns and world ecosystems.

We may be unable to achieve or demonstrate progress on our goal of carbon neutrality for our global operations by calendar 2040. In 2021, we set an ambitious goal to achieve carbon neutrality for our global operations by calendar 2040 and have also set interim targets across our main decarbonization levers, such as electric pickup-and-delivery vehicle purchases, aviation fleet emissions intensity and fleet retirement, and sustainable energy and fuel procurement, to help us progress toward the goal. Achievement of this goal depends on our execution of operational strategies relating to vehicle electrification; sustainable fuel procurement; fuel conservation and aircraft modernization; facilities; sustainable customer solutions; and potentially voluntary carbon credits. Execution of these strategies, as well as demonstrable progress on and achievement of our calendar 2040 goal, is subject to risks and uncertainties, many of which are outside of our control. See "The Environment" under "Item 1. Business" of this Annual Report for information on the status of our previously disclosed vehicle fuel efficiency targets. These risks and uncertainties include, but are not limited to: our ability to successfully implement our business strategy, effectively respond to changes in market dynamics and achieve the anticipated benefits and associated cost savings of such strategies and actions; the availability and cost of, and our ability to acquire, alternative fuel vehicles, alternative fuels, fuel-efficient aircraft, global electrical charging infrastructure and requisite power grid capacity, off-site renewable energy, and other materials and components, many of which are not presently in existence or available at scale to meet the required global and regulatory demand creating intense competition that may significantly increase the costs; unforeseen production, design, operational, and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates, or requirements relating to GHG emissions, carbon costs, or climate-related goals; labor-related regulations and requirements that restrict or prohibit our ability to impose requirements on third parties who provide contracted transportation for our transportation networks; the availability of incentives to enhance the production and affordability of alternative fuel vehicles, alternative fuels, global electrical charging infrastructure and requisite power grid capacity, and other materials and components; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions and potentially increased prices for our services; and the actions of competitors and competitive pressures. Purchase of carbon credits to meet our 2040 carbon neutrality goal could add significant fluctuating annualized costs due to the uncertain price of carbon and any voluntary or regulatory schemes to offset emissions, lead to increased regulatory attention, and inhibit the development of other carbon reduction approaches that we may otherwise pursue. There also is a risk that any voluntary carbon credits purchased, even if accepted by regulators, could be viewed by some third parties as not sufficiently reflecting real, verifiable, and additional GHG reductions, leading to reputational harm.

There is no assurance that we will be able to successfully execute our strategies and achieve or demonstrate progress on our calendar 2040 goal of carbon neutrality for our global operations. Additionally, we may determine that it is in our best interests to prioritize other business, social, governance, or sustainable investments and/or initiatives (such as our DRIVE transformation program, including Network 2.0) over the achievement of our calendar 2040 goal based on economic, regulatory, or social factors, business strategy, or other reasons. Failure to achieve or demonstrate progress on our calendar 2040 goal could damage our reputation and customer and other stakeholder relationships. Further, given investors' and other stakeholders' increased focus related to sustainability matters, such a failure could cause large stockholders to reduce their ownership of FedEx common stock and limit our access to financing. Such conditions could have an adverse effect on our business, results of operations, and financial condition, as well as on the price of our common stock.

Our inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography could adversely affect our business and results of operations. While we operate several integrated networks with assets and team members distributed throughout the world, there are concentrations of key assets and team members within our networks that are exposed to adverse weather conditions or localized risks from natural or man-made disasters such as earthquakes, volcanoes, wildfires, hurricanes, tornadoes, wind gusts, floods, severe winter weather, heat waves, extended droughts, conflicts or unrest, terrorist or other physical attacks, or other disturbances, actual or threatened. Additionally, shifts in weather patterns caused by climate change could increase the frequency, severity, or duration of certain adverse weather conditions. We may experience reduced availability and/or increases in the cost of insurance due to such changes. Prolonged interruptions or disruptions at a key location such as our FedEx Memphis World Hub or one of our information-technology centers could adversely affect our business and results of operations. We also may incur significant costs to reestablish or relocate these functions. Moreover, resulting economic dislocations, including supply chain and fuel disruptions, could adversely affect demand for our services resulting in an adverse effect on our business and results of operations.

Other Legal, Regulatory, and Miscellaneous Risks

Government regulation and enforcement are evolving and unfavorable changes could harm our business. We are subject to regulation under a wide variety of U.S. federal, state, and local and non-U.S. government regulations, laws, policies, enforcement priorities, and actions (including through executive orders and investigations). There can be no assurance that such regulations, laws, policies, enforcement priorities, and actions will not be changed, or implemented, in ways that will decrease the demand for, or affect the provision of, our services, subject us to escalating costs, affect our reputation, or require us to modify our business models and objectives (such as our DRIVE transformation program, including Network 2.0 and Tricolor, or the planned spin-off of FedEx Freight), harming our financial results. In particular, legislative, executive, regulatory or other actions that U.S. and non-U.S. governments have undertaken or could take in areas such as data privacy and sovereignty, the use of artificial intelligence and other emerging technologies, taxes, foreign exchange intervention in response to currency volatility, currency controls that could restrict the movement of liquidity from particular jurisdictions, trade controls, tariffs, quotas, embargoes, or sanctions in the U.S. or other countries, complex economic sanctions, import and export controls, customs standards, additional security or workplace and transportation health and safety requirements, labor and employment standards (including with respect to our pilots and our service providers and their employees), enforcement of civil rights laws (including Title VII of the Civil Rights Act of 1964) in the United States, scrutiny of human resources policies and practices, challenges to diversity-related initiatives, False Claims Act, immigration and worker eligibility standards, worker classification, joint employment and benefits, government contracting, antitrust, regulated commodities, environmental, climate-related, or emission standards, and accounting may have an adverse effect on our results of operations, financial results or condition, capital requirements, effective tax rate, and service levels. Furthermore, some of our operations are in high-risk legal compliance environments, and the Foreign Corrupt Practices Act (the "FCPA"), similar anti-bribery laws in non-U.S. jurisdictions, and other compliance-related laws or regulations could result in litigation, investigations, assessment of damages, imposition of penalties, or other consequences. For additional discussion, see "Item 1. Business" of this Annual Report under the caption "Regulation." Additionally, in light of the recently held elections in the United States and various international jurisdictions and recent executive orders in the United States, there is considerable uncertainty regarding changes to various aspects of existing laws, regulations, and enforcement priorities and strategies that could affect trade policies, labor matters, human resources and related policies and practices, immigration, taxes, and technological advancements, among other areas, and have a material effect on our business and results of operations, as well as on the price of our common stock.

We could be subject to adverse changes in regulations and interpretations or challenges to our tax positions. We are subject to taxation in the U.S. and numerous foreign jurisdictions. From time to time, changes in tax laws or regulations may be enacted that could significantly affect our overall tax liabilities and our effective tax rate. U.S. and foreign governmental agencies maintain focus on the taxation of multinational companies, including statutory tax rates, digital taxes, global minimum taxes (such as the framework agreed to by members of the Organization for Economic Cooperation and Development), and transactions between affiliated companies. Such changes may require new and complex computations to be performed, significant judgments, estimates, and calculations to be made, and the preparation and analysis of information not previously relevant or regularly produced.

Standard-setting bodies could interpret or issue guidance on how provisions of certain tax laws and regulations will be applied or otherwise administered that is different from our interpretation, and we may be required to make adjustments to amounts that we have recorded that may adversely affect our results of operations and financial condition. See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations and Outlook—Consolidated Results—Income Taxes" of this Annual Report for additional information regarding ongoing tax examinations and challenges. Additionally, see "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition—Critical Accounting Estimates—Income Taxes" of this Annual Report for information regarding estimates and potential adjustments related to our tax positions.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding data protection. There has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the U.S. (at both the state and federal level) and internationally, including the EU's General Data Protection Regulation, the U.S. executive order relating to sharing information with China and other covered countries, the California Privacy Rights Act, the Virginia Consumer Data Protection Act, and other similar laws that have been or will be enacted by other jurisdictions. In addition, in the U.S. and internationally, there has been increased legislative and regulatory activity related to artificial intelligence and the risks and challenges artificial intelligence poses, including the European Union's Artificial Intelligence Act, the Colorado AI Act, and other similar state laws that have been or will be enacted. Also, China and certain other jurisdictions have enacted more stringent data localization requirements. An actual or alleged failure to comply with applicable U.S. or foreign data protection laws, regulations, or other data protection standards may expose us to litigation (including, in some instances, class action litigation), fines, sanctions, or other penalties, which could harm our reputation and adversely affect our business, results of operations, and financial condition. This regulatory environment is increasingly challenging, based on discretionary factors, and difficult to predict. Consequently, compliance with all applicable regulations in the various jurisdictions in which we do business may present material obligations and risks to our business, including significantly expanded compliance burdens, costs, and enforcement risks; require us to make extensive system or operational changes; or adversely affect the cost or attractiveness of the services we offer. All of these evolving compliance and operational requirements, as well as the uncertain interpretation and enforcement of laws, impose significant costs and regulatory risks that are likely to increase over time. Developing privacy legislation within the U.S. may also create limitations or added requirements on the use of personal data by FedEx Dataworks and the other FedEx operating companies.

The regulatory environment for global aviation or other transportation rights may affect our operations and increase our operating costs. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the DOT and generally requires a bilateral agreement between the U.S. and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Our operations outside of the U.S., such as FedEx's international domestic operations, are also subject to current and potential regulations, including certain postal regulations and licensing requirements, that restrict, make difficult, and sometimes prohibit, the ability of foreign-owned companies such as FedEx to compete effectively in parts of the international domestic transportation and logistics market. Regulatory or executive actions affecting global aviation or transportation rights or a failure to obtain or maintain aviation or other transportation rights in important international markets could impair our ability to operate our networks. Further, our ability to obtain or maintain aviation or other transportation rights internationally may be adversely affected by changes in international trade policies and relations. We are subject to other extensive regulatory and legal compliance requirements that may result in significant costs. For instance, the FAA from time-to-time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures in order to comply. High-profile accidents, catastrophes, or incidents involving aircraft may trigger increased regulatory and legal compliance requirements. These requirements can be issued with little or no notice, or can otherwise affect our ability to efficiently or fully utilize our aircraft, and in some instances have resulted in the temporary grounding of aircraft types altogether. Further, our business may be adversely affected when governmental agencies and air traffic control and other systems they oversee cease to operate as expected, including due to partial shutdowns, sequestrations, or similar events. Lapses in government operations may result in, among other things, disruptions in the ability of governmental agencies to grant required regulatory approvals. For additional discussion, see "Item 1. Business" of this Annual Report under the caption "Regulation."

We are also subject to other risks and uncertainties, including:

- our ability to mitigate the technological, operational, legal and regulatory, and reputational risks related to autonomous technology and artificial intelligence;

- the increasing costs of compliance with federal, state, and foreign governmental agency mandates (including the FCPA and the U.K. Bribery Act) and defending against inappropriate or unjustified enforcement or other actions by such agencies;

- changes in foreign currency exchange rates, especially in the euro, Chinese yuan, British pound, Canadian dollar, Australian dollar, Mexican peso, Hong Kong dollar, and Japanese yen, which can affect our sales levels and foreign currency sales prices;

- loss or delay in the collection of accounts receivable;

- any liability resulting from and the costs of defending against class-action, derivative, and other litigation, such as wage-and-hour, joint employment, securities, vehicle accident, and discrimination and retaliation claims, claims related to our reporting and disclosure of sustainability topics, and any other legal or governmental proceedings, including the matters discussed in Note 21 of the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report;

- adverse rulings on appeals and in other future judicial decisions, subsequent adverse jury findings, and changes in judicial precedent;

- the sufficiency of insurance coverage we purchase;

- various types of fraud with respect to unauthorized uses of another person's identity;

- the effect of technology developments (including artificial intelligence and machine learning) on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information-technology redundancy and complexity throughout the organization;

- disruptions in global supply chains, which can limit the access of FedEx and our service providers to vehicles and other key capital resources and increase our costs;

- difficulties experienced by the companies with which we contract to fly smaller regional "feeder" aircraft in attracting and retaining pilots, which could cause a reduction of service offered to certain locations, service disruptions, increased costs of operations, and other difficulties;

- governmental underinvestment in transportation infrastructure, which could increase our costs and adversely affect our service levels due to traffic congestion, prolonged closure of key thoroughfares, or sub-optimal routing of our vehicles and aircraft;

- stockholder activism, which could divert the attention of management and our Board of Directors from our business, hinder execution of our business strategy, give rise to perceived uncertainties as to our future, and cause the price of our common stock to fluctuate significantly;

- successful completion of our planned stock repurchases; and

- constraints, volatility, or disruption in the global capital and credit markets, our ability to maintain our current credit ratings, commercial paper ratings, and senior unsecured debt and pass-through certificate credit ratings, and our ability to meet credit agreement financial covenants.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our ability to attract and retain customers, efficiently operate our businesses, execute our DRIVE transformation, including Network 2.0, and compete effectively increasingly depends in part upon the sophistication, security, and reliability of our technology network, including our ability to provide features of service that are important to our customers, to protect our confidential business information and the information provided by our customers, and to maintain customer confidence in our ability to protect our systems and to provide services consistent with their expectations.

Cybersecurity Risk Management and Strategy

FedEx has an information technology ("IT") risk management process designed to identify and manage risk within its IT environment, including cybersecurity. The IT risk management process is based on an established framework for identification, measurement, and monitoring of cybersecurity and other risk areas and supplements our Enterprise Risk Management ("ERM") process and framework. Our IT risk management, ERM, and compliance teams collaborate to regularly evaluate and manage cybersecurity-related risks using various tools and services. Leveraging components from multiple industry frameworks and best practices such as the International Organization for Standardization ("ISO") 27001 and National Institute of Standards and Technology ("NIST") standards, including the NIST Cybersecurity Framework, our cybersecurity program prioritizes governance, identification, protection, detection, response, and remediation measures.

We regularly assess our cybersecurity program's capabilities and tools to help us enhance reliability and scan our environment for vulnerabilities. Our IT risk management team, including our Corporate Vice President – Chief Information Security Officer ("CISO"), communicates with senior management on the cybersecurity risk posture of our IT assets, strives to ensure consistent risk remediation activities, and monitors the effectiveness of our IT-related controls. In addition, our internal audit team performs reviews of our information security organization to help ensure controls are operating effectively and as designed.

Enterprise-wide information security training (including with respect to cybersecurity), supplemented by awareness programs, is crucial for risk reduction and safeguarding customer, employee, and company information. We provide training to employees and certain third-party contractors based on access to our network, risk, roles, policies, standards, and behaviors, which is updated to address emerging technology and security issues.

We periodically engage with assessors, consultants, auditors, and other third parties to review and improve our cybersecurity program. Compliance with regulatory requirements involves regular third-party assessments. Our processes are also designed to address cybersecurity risks associated with third-party service providers, including risk assessment and due diligence during selection and oversight. Key third parties undergo regular assessments to gauge cybersecurity control effectiveness, with heightened review of those with access to non-public data.

We regularly conduct table-top simulation exercises to test our cybersecurity incident response processes with the aim of enhancing effectiveness against evolving threats. Our incident response procedures guide our preparedness, detection, response, and recovery actions.

In the last three fiscal years to date, we have not identified any risks from cybersecurity threats or become aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition.

While we have significant security processes and initiatives in place, we may be unable to detect or prevent a breach or disruption in the future. For more information about cybersecurity-related risks, please see "Item 1A. "Risk Factors" of this Form 10-K.

Cybersecurity Governance

The FedEx Board of Directors has delegated to the Cyber and Technology Oversight Committee of the Board of Directors ("CyTOC") responsibility for overseeing the company's cyber and technology-related risks, including network security, information and digital security, data privacy and protection, and risks related to emerging technologies such as artificial intelligence and machine learning; the technologies, policies, processes, and practices for managing and mitigating such risks; and the company's cyber incident response and recovery plan. The CyTOC also oversees the cybersecurity, cyber-resiliency, and technology aspects of the company's business continuity and disaster recovery capabilities and contingency plans. Several of our Board members, including certain members of our CyTOC, have technological, digital, and/or cybersecurity experience.

The CyTOC receives regular updates from our CISO and other members of management on risks related to these matters. Specific topics may include updates to FedEx's cyber risks and threats, the status of existing or new strategies and associated projects intended to strengthen FedEx's information security systems, assessments of FedEx's cybersecurity program, risks associated with third-party service providers, and the emerging threat landscape. The CyTOC also receives regular updates on key metrics related to our cybersecurity-related risks. The results of the IT risk management process are also presented at least annually to the CyTOC. Additionally, members of the CyTOC participate in certain of the simulation exercises conducted by management. The Chair of the CyTOC briefs the full Board on certain of these matters. In addition, the Board periodically receives cybersecurity updates directly from management. Separately, through our ERM program, key enterprise risks, including with respect to cybersecurity, are communicated to the Board and its Audit and Finance Committee at least annually, and any significant changes to these risks are reported to the Board and its Audit and Finance Committee.

Our CISO, who reports to the Chief Executive Officer, leads our information security team and has management responsibility for overseeing FedEx's cybersecurity program, including assessing and managing material risks from cybersecurity threats. The CISO, who has over 25 years of experience at FedEx and has received industry-recognized information security certifications, oversees an information security organization of more than 400 security, risk, and compliance professionals based in the U.S. and internationally across the FedEx enterprise. The leadership team of our information security organization has extensive experience in IT and cybersecurity and possess certifications in cybersecurity and related fields.

The FedEx Data and Technology Risk Council ("DTRC"), which is sponsored by the CISO, oversees the execution of FedEx's comprehensive IT risk management program. The DTRC, which receives quarterly reports on FedEx's IT risk management, is responsible for assessing the overall risk framework on an annual basis, setting acceptable risk tolerance levels, approving risk prioritization and associated risk mitigation activities, and monitoring the changing risk landscape and posture.

Both our CISO and other members of our cybersecurity leadership team participate in threat intelligence briefings provided by various government and industry entities. Our CISO reports to the Chief Executive Officer, and the FedEx Executive Committee oversees our business risk, with cybersecurity threat risks being a regular topic of discussion. Our cybersecurity incident response plan includes processes for communicating cybersecurity incidents to relevant levels of management, including the DTRC, Executive Committee, the CyTOC, and the full Board of Directors, as appropriate, and consideration of external reporting and disclosure requirements.

ITEM 2. PROPERTIES

Federal Express Segment

Federal Express's principal owned and leased properties include its aircraft, vehicles, major sorting and handling facilities, administration buildings, FedEx Drop Boxes, and data processing and telecommunications equipment.

Aircraft and Vehicles

As of May 31, 2025, Federal Express's aircraft fleet consisted of the following:

Description	Owned	Leased	Total	Maximum Gross Structural Payload (Pounds per Aircraft)
Boeing B777F	56	3	59[1]	233,300
Boeing MD-11	34	—	34	192,600
Boeing 767F	145	—	145[1]	127,100
Airbus A300-600	58	—	58	106,600
Boeing 757-200	90	—	90	63,000
ATR-72 600F	24	—	24	19,290
ATR-72	19	—	19	17,970
ATR-42	16	—	16	12,070
Cessna 408	27	—	27	6,000
Cessna 208B	226	—	226	2,830
Total	695	3	698	

[1] Includes one aircraft not currently in operation and undergoing pre-service modifications.

In 2025, we made the decision to permanently retire from service 12 aircraft, including two Boeing 757-200 aircraft, seven Airbus A300-600 aircraft and three Boeing MD-11 aircraft, and eight related engines. These retirements are aligned with our fleet reduction and modernization strategy as we continue to improve our global network efficiency and better align air network capacity with anticipated demand. Additionally, we have extended the retirement of the entire Boeing MD-11 fleet from 2028 to the end of 2032. See the "Results of Operations and Outlook — Consolidated Results — Goodwill and Other Asset Impairment Charges" section of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information regarding the retirements, and the "Federal Express Segment — Operations" section of "Item 1. Business" for information regarding the ongoing redesign of the Federal Express international air network to improve efficiency and asset utilization.

As of May 31, 2025, Federal Express operated approximately 78,000 motorized vehicles in its global network and also conducts certain linehaul and pickup-and-delivery operations primarily with approximately 95,000 motorized vehicles owned or leased by independent service providers.

Aircraft Purchase Commitments

The following table is a summary of the number and type of aircraft we were committed to purchase as of May 31, 2025, with the year of expected delivery:

	Cessna SkyCourier 408	ATR 72-600F	B767F	B777F	Total
2026	19	3	7	—	29
2027	4	3	—	5	12
2028	—	4	—	5	9
2029	—	4	—	—	4
2030	—	2	—	—	2
Thereafter	—	—	—	—	—
Total	23	16	7	10	56

As of May 31, 2025, we had $590 million in deposits and progress payments on aircraft purchases and other planned aircraft-related transactions. See Note 19 of the accompanying consolidated financial statements for more information about our purchase commitments and options.

Sorting and Handling Facilities

At May 31, 2025, Federal Express operated the following major air sorting and handling facilities:

Location	Acres	Square Feet	Sorting Capacity (per hour)[1]	Lessor	Lease Expiration Calendar Year
Primary					
Memphis, Tennessee	953	5,058,299	484,000	Memphis-Shelby County Airport Authority	2036
National					
Indianapolis, Indiana[2]	449	3,002,925	164,000	Indianapolis Airport Authority	2053
Miami, Florida[3]	35	284,809	7,000	Aero Miami FX, LLC	2041
Regional					
Fort Worth, Texas	168	987,388	76,000	Fort Worth Alliance Airport Authority	2041
Newark, New Jersey	70	634,193	156,000	Port Authority of New York and New Jersey	2030
Oakland, California	75	587,700	63,000	Port of Oakland	2036
Greensboro, N. Carolina	165	595,000	23,000	Piedmont Triad Airport Authority	2031
Metropolitan					
Chicago, Illinois	54	481,350	24,000	City of Chicago	2028
Los Angeles, California	34	305,300	23,000	City of Los Angeles	2025[4]
Atlanta, Georgia	35	291,525	22,600	City of Atlanta	2030
International					
Anchorage, Alaska[5]	64	375,300	25,000	State of Alaska, Department of Transportation and Public Facilities	2078
Paris, France[6]	123	1,798,368	59,000	Aeroports de Paris	2048
Cologne, Germany[6]	14	731,267	17,900	Cologne Bonn Airport	2040
Guangzhou, China[7]	155	873,006	36,000	Guangdong Airport Management Corp.	2029
Osaka, Japan[7]	17	425,206	9,000	Kansai Airports	2029
Liege, Belgium[8]	23	1,027,952	33,700	Liege Airport	2036

[1] Documents and packages.

[2] In addition to U.S. domestic express package and freight shipments, handles certain international express package and freight shipments to and from Europe.

[3] Handles international express package and freight shipments to and from Latin America and the Caribbean.

[4] Property is held under four separate leases — we continue to renew the leases for the sorting and handling facility on a month-to-month basis while a new lease is being negotiated.

[5] Handles international express package and freight shipments to and from Asia, Europe, and North America.

[6] Handles intra-Europe express package and freight shipments, as well as international express package and freight shipments to and from Europe.

[7] Handles intra-Asia express package and freight shipments, as well as international express package and freight shipments to and from Asia.

[8] Handles intra-Europe express package and freight shipments.

Federal Express's primary sorting facility, which serves as the center of its multiple hub-and-spoke system and worldwide air network, is located at the Memphis International Airport. Federal Express's facilities at the Memphis International Airport also include aircraft hangars, aircraft ramp areas, vehicle parking areas, flight training and fuel facilities, the FedEx Cold Chain Center, administrative offices, and warehouse space.

Federal Express leases these facilities from the Memphis-Shelby County Airport Authority (the "Authority"). The lease obligates Federal Express to maintain and insure the leased property and to pay all related taxes, assessments, and other charges. The lease is subordinate to, and Federal Express's rights thereunder could be affected by, any future lease or agreement between the Authority and the U.S. government.

Federal Express has additional major international sorting and freight handling facilities located at Narita Airport in Tokyo and Stansted Airport outside London. Federal Express also has a substantial presence at airports in Hong Kong, Taiwan, and Dubai. A central air hub near Liege, Belgium connects specific large European markets. Additionally, central European road hubs are located in Duiven, The Netherlands and Novara, Italy, respectively.

As of May 31, 2025, Federal Express owned or leased approximately 650 facilities for city station operations in the U.S. As of May 31, 2025, Federal Express owned or leased approximately 1,150 additional sorting and distribution centers in the U.S. and 100 sorting and distribution centers in Canada that support its U.S. and Canada surface operations. This included approximately 720 legacy FedEx Ground and 530 legacy FedEx Express facilities. See the "Federal Express Segment — Operations" section of "Item 1. Business" for information regarding the ongoing consolidation of these operations. The leased facilities have a variety of lease term lengths and are strategically located to cover the geographic area served by the U.S. and Canada surface operations of Federal Express. The facilities range in size from approximately 1,000 to 1,160,000 square feet, with an average size of approximately 124,000 square feet.

In addition, over 1,000 city stations are owned or leased throughout Federal Express's international network. The majority of these leases are for terms of five to ten years. City stations serve as a sorting and distribution center for a particular city or region. We believe that suitable alternative facilities are available in each locale on satisfactory terms, if necessary.

Administrative and Other Properties and Facilities

The World Headquarters of Federal Express is located in southeastern Shelby County, Tennessee. Federal Express international headquarters are located in Hoofddorp, The Netherlands. Federal Express leases state-of-the-art technology centers in Collierville, Tennessee and Colorado Springs, Colorado. These facilities house personnel responsible for strategic software development and other functions that support FedEx's technology and e-commerce solutions.

As of May 31, 2025, Federal Express had approximately 24,700 Drop Boxes. Federal Express customers can also ship from approximately 24,000 staffed drop-off locations, including FedEx Office stores and FedEx Authorized ShipCenters. Internationally, Federal Express had approximately 14,000 drop-off locations.

The FedEx Authorized ShipCenter program offers U.S. domestic and international Federal Express shipping and drop-off services through a network of approximately 5,000 franchised and independent "pack and ship" retail locations. The FedEx OnSite network includes over 15,000 drop-off locations at Walgreens and Dollar General. Additionally, Federal Express has an agreement with Office Depot, Inc. to offer U.S. domestic and international Federal Express shipping and drop-off services at nearly 800 Office Depot and OfficeMax retail locations.

FedEx Freight Segment

FedEx Freight's corporate headquarters are located in Memphis, Tennessee, with some administrative offices in Harrison, Arkansas. As of May 31, 2025, FedEx Freight operated nearly 30,000 motorized vehicles and approximately 355 service centers, which are strategically located to provide service throughout North America. These facilities range in size from approximately 1,000 to 280,000 square feet of office and dock space.

FedEx Dataworks Operating Segment

FedEx Dataworks' corporate headquarters are located in Memphis, Tennessee.

FedEx Office Operating Segment

FedEx Office's corporate headquarters are located in Plano, Texas. As of May 31, 2025, FedEx Office operated approximately 2,000 customer-facing stores and 16 manufacturing plants with expanded print capabilities (traditional electrophotography, digital and traditional offset, large and grand format, and dye sublimation printing), with 14 of the manufacturing plants also housing co-located signs and graphics production operations. Substantially all FedEx Office stores are leased, generally for terms of five to ten years with varying renewal options. FedEx Office operates approximately 200 stores at hotels, convention centers, hospitals, universities, and corporate campuses, with the remainder generally located in strip malls, office buildings, Walmart stores, and stand-alone structures. FedEx Office's customer-facing stores average approximately 3,100 square feet in size.

FedEx Logistics Operating Segment

FedEx Logistics's corporate headquarters are located in Memphis, Tennessee and FedEx Supply Chain's corporate headquarters are located in the Pittsburgh, Pennsylvania metropolitan area. As of May 31, 2025, FedEx Logistics operated approximately 110 offices and facilities in 34 countries and territories throughout North America and in Africa, Asia-Pacific, Europe, India, Latin America, the Middle East, and Australia/New Zealand. In addition, as of May 31, 2025, FedEx Supply Chain had 80 facilities through which it operated its supply chain logistics services.

ITEM 3. LEGAL PROCEEDINGS

FedEx and its subsidiaries are subject to legal proceedings and claims that arise in the ordinary course of their business. See Note 21 of the accompanying consolidated financial statements, which is incorporated herein by reference, for a description of certain pending legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding executive officers of FedEx as of July 21, 2025 is as follows:

Name and Office	Age	Positions and Offices Held and Business Experience
Rajesh Subramaniam President and Chief Executive Officer and Director	59	President of FedEx since March 2019 and Chief Executive Officer of FedEx since June 2022; President and Chief Executive Officer of Federal Express since June 1, 2024; director of FedEx since January 2020; Chief Executive Officer–Elect of FedEx from March 2022 to May 2022; Chief Operating Officer of FedEx from March 2019 to March 2022; President and Chief Executive Officer of Federal Express from January 2019 to March 2019; Executive Vice President — Chief Marketing and Communications Officer of FedEx from January 2017 to December 2018; Executive Vice President — Marketing & Communications of FedEx Services from 2013 to January 2017; Senior Vice President — Marketing of FedEx Services from 2006 to 2013; Senior Vice President — Canada of Federal Express from 2003 to 2006; Vice President — Marketing/APAC of Federal Express from 2000 to 2003; Vice President — APAC, EC & CS of Federal Express from 1999 to 2000; and various management and marketing analyst positions at Federal Express from 1991 to 1999. Mr. Subramaniam serves as a director of The Proctor & Gamble Company, a consumer products company.
Gina F. Adams Executive Vice President, General Counsel and Secretary	66	Executive Vice President, General Counsel and Secretary of FedEx since September 24, 2024; Executive Vice President and General Counsel–Elect of FedEx from September 1, 2024 through September 23, 2024; Corporate Vice President, Government & Regulatory Affairs of FedEx from 2019 through August 2024; Corporate Vice President, Government Affairs of FedEx from 2001 to 2019; Staff Vice President, International Government Affairs of FedEx from 1999 to 2001; and various government and regulatory affairs positions with FedEx and Federal Express from 1992 to 1999. Prior to that, Ms. Adams worked in the Office of the General Counsel of the U.S. Department of Transportation for nine years. Ms. Adams serves as a director of Entergy Corporation, an integrated energy company.
Tracy B. Brightman Executive Vice President — Chief People Officer	62	Executive Vice President — Chief People Officer of FedEx since June 2023; Corporate Vice President — Chief People Officer of FedEx from November 2022 to June 2023; General Counsel & Senior Vice President — Legal and Human Resources of FedEx Office from October 2020 to November 2022; Senior Vice President — Human Resources and Communications of FedEx Office from April 2018 to October 2020; Senior Vice President — Human Resources of FedEx Office from July 2007 to March 2018; Vice President — Field Human Resources Operations of FedEx Office from January 2005 to June 2007; Vice President — Assistant General Counsel and Assistant Secretary of FedEx Office from April 2004 to January 2005; and Director, Litigation and Employment Counsel of FedEx Office from September 2002 to April 2004.

Brie A. Carere Executive Vice President — Chief Customer Officer	47	Executive Vice President — Chief Customer Officer of FedEx since June 2022; Executive Vice President — Chief Marketing and Communications Officer of FedEx from January 2019 to May 2022; Senior Vice President, Global Portfolio Marketing of FedEx Services from October 2016 to December 2018; Vice President, Marketing, Customer Experience and Corporate Communications for FedEx Express Canada from October 2010 to October 2016; and various positions in marketing, customer experience, and strategy with FedEx Express Canada from 2001 to October 2010. Ms. Carere serves as a director of ZipRecruiter, Inc., an online employment marketplace.
John W. Dietrich Executive Vice President and Chief Financial Officer	60	Executive Vice President and Chief Financial Officer of FedEx since August 1, 2023; Executive Vice President and Chief Financial Officer–Elect of FedEx from July 17, 2023 to July 31, 2023; President and Chief Executive Officer and a director of Atlas Air Worldwide Holdings, Inc. ("Atlas"), a global provider of outsourced aircraft and aviation operating services, from January 1, 2020 to June 15, 2023; President and Chief Operating Officer of Atlas from July 2019 to January 2020; Executive Vice President and Chief Operating Officer of Atlas from September 2006 to July 2019; and various senior executive positions at Atlas from March 2003 to September 2006, including Senior Vice President, General Counsel, Chief Human Resources Officer, Corporate Secretary, and head of Information Technology and Corporate Communications functions. Mr. Dietrich serves as a director of AAR Corp., a global aerospace and defense aftermarket solutions company, and First Horizon Corporation, a financial services company.
John A. Smith Chief Operating Officer — United States and Canada, Federal Express	63	Chief Operating Officer — United States and Canada of Federal Express since June 1, 2024; President and Chief Executive Officer — U.S. and Canada Ground Operations of Federal Express from April 16, 2023 to May 31, 2024; President and Chief Executive Officer of FedEx Ground from June 2021 to April 2023; President and Chief Executive Officer–Elect of FedEx Ground from March 2021 to May 2021; President and Chief Executive Officer of FedEx Freight from August 2018 to February 2021; President and Chief Executive Officer—Select of FedEx Freight from May 2018 to August 2018; Senior Vice President — Operations of FedEx Freight from May 2015 to May 2018; Vice President — Safety, Fleet Maintenance and Facilities Services of FedEx Freight from June 2011 to May 2015; Vice President — Operations of FedEx National LTL, Inc. from April 2010 to June 2011; Vice President — Transportation/Fleet Maintenance of FedEx National LTL, Inc. from March 2008 to April 2010; and various management positions at FedEx Freight from 2000 to 2008. Mr. Smith has been selected to serve as President and Chief Executive Officer of the new publicly traded company to be created upon the separation of FedEx Freight.
Richard W. Smith Chief Operating Officer — International and Chief Executive Officer — Airline, Federal Express	47	Chief Operating Officer — International and Chief Executive Officer — Airline of Federal Express since June 1, 2024; President and Chief Executive Officer — Airline and International of Federal Express from April 16, 2023 to May 31, 2024; President and Chief Executive Officer of Federal Express from September 2022 to April 2023; President and Chief Executive Officer–Elect of Federal Express from April 2022 to August 2022; Regional President, The Americas and Executive Vice President, Global Support of Federal Express from 2020 to March 2022; Regional President, U.S. and Executive Vice President, Global Support of Federal Express from 2019 to 2020; President and Chief Executive Officer of FedEx Logistics from July 2017 to 2019; Senior Vice President, Global Trade and Specialty Services of Federal Express from March 2017 to June 2017; Vice President, Global Trade Services of Federal Express from 2014 to 2017; Managing Director, Life Sciences and Specialty Services/U.S./ International of Federal Express from 2009 to 2014; and various positions with FedEx from 2005 to 2009.

Executive officers are elected by, and serve at the discretion of, the Board of Directors. There is no arrangement or understanding between any executive officer or person chosen to become an executive officer and any person, other than a director or executive officer of FedEx or of any of its subsidiaries acting solely in his or her official capacity, pursuant to which any executive officer or person chosen to become an executive officer was selected. There are no family relationships between any executive officer and any other executive officer or director of FedEx, or any person nominated or chosen to become a director or executive officer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

FedEx's common stock is listed on the New York Stock Exchange under the symbol "FDX." As of July 17, 2025, there were 11,538 holders of record of our common stock.

We expect to continue to pay regular quarterly cash dividends, though each quarterly dividend payment is subject to review and approval by our Board of Directors. We evaluate our dividend payment amount on an annual basis. There are no material restrictions on our ability to declare dividends, nor are there any material restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances.

Unregistered Sales of Equity Securities

In February 2025, we acquired RouteSmart Technologies, Inc. ("RouteSmart"), a global leader in route planning and optimization solutions, and the consideration paid to certain former stockholders of RouteSmart consisted in part of 359,052 unregistered shares of our common stock valued at approximately $90 million as of the acquisition date. In May 2025, in connection with pre-closing period financial statement adjustments, we issued another 1,510 unregistered shares of our common stock valued at less than $500,000 to the former RouteSmart stockholders pursuant to the terms of the acquisition agreement.

The foregoing transactions did not involve any underwriters or underwriting discounts or commissions. The shares of our common stock were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, in a privately negotiated transaction not involving any public offerings or solicitations. See Note 4 of the accompanying audited consolidated financial statements for additional information regarding the RouteSmart acquisition.

Issuer Purchases of Equity Securities

In March 2024, our Board of Directors authorized the repurchase of up to $5.0 billion of FedEx common stock. As part of this program, we repurchased 2.1 million shares for $500 million in the open market during the fourth quarter of 2025. In fiscal 2026 we have completed $500 million of share repurchases through open market transactions through July 21, 2025 and expect to continue repurchasing additional shares of our common stock subject to market conditions, our liquidity needs, and other factors.

As of July 21, 2025, approximately $1.6 billion remained available to be used for repurchases under the program. Shares under the program may be repurchased from time to time in the open market or in privately negotiated transactions. No time limits were set for completion of the program; however, we may decide to suspend or discontinue the program.

The following table provides additional information on our repurchases of our common stock during the fourth quarter of 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Programs ($ in millions)
Mar. 1-31, 2025	1,775,000	$ 242.43	1,775,000	$ 2,134
Apr. 1-30, 2025	287,186	$ 242.78	287,186	$ 2,064
May 1-31, 2025	—	$ —	—	$ 2,064
Total	2,062,186		2,062,186	$ 2,064

See "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 1 of the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information regarding our stock repurchases during 2025 and expected stock repurchases during 2026.

Common Stock Performance Graph:

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate such information by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock for the periods indicated with the Standard & Poor's ("S&P") 500 index and the Dow Jones Transportation Average index.



	May 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
FedEx Corporation	$ 100.00	$ 244.20	$ 176.29	$ 175.00	$ 208.06	$ 182.43
S&P 500 Index	$ 100.00	$ 140.25	$ 139.83	$ 143.91	$ 184.48	$ 209.42
Dow Jones Transportation Average Index	$ 100.00	$ 178.01	$ 163.66	$ 159.29	$ 179.75	$ 176.03

[1]   Assumes $100 invested in FedEx common stock and in each index on May 31, 2020 and that all dividends are reinvested.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ORGANIZATION OF INFORMATION

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") of FedEx Corporation ("FedEx") is composed of three major sections: Results of Operations and Outlook, Financial Condition, and Critical Accounting Estimates. These sections include the following information:

- Results of operations includes an overview of our consolidated 2025 results compared to 2024 results. This section also includes a discussion of key actions and events that impacted our results. Discussion and analysis of 2023 results and year-over-year comparisons between 2024 results and 2023 results can be found in "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of our Annual Report on Form 10-K ("Annual Report") for the year ended May 31, 2024.

- The overview is followed by a discussion of both historical operating results for our business segments during 2025 and 2024 and our outlook for 2026, as well as a financial summary and analysis for each of our transportation segments in place during 2025 and 2024.

- Our financial condition is reviewed through an analysis of key elements of our liquidity and capital resources, financial commitments, and liquidity outlook for 2026.

- Critical accounting estimates discusses those financial statement elements that we believe are most important to understanding the material judgments and assumptions incorporated in our financial results.

The discussion in MD&A should be read in conjunction with the other sections of this Annual Report, particularly "Item 1. Business," "Item 1A. Risk Factors," and "Item 8. Financial Statements and Supplementary Data."

DESCRIPTION OF BUSINESS SEGMENTS

We provide a broad portfolio of transportation, e-commerce, and business services, offering integrated business solutions utilizing our flexible, efficient, and intelligent global network. Our primary operating companies are Federal Express Corporation ("Federal Express"), the world's largest express transportation company and a leading North American provider of small-package ground delivery services, and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight transportation services.

In connection with our one FedEx consolidation plan, on June 1, 2024, FedEx Ground Package System, Inc. ("FedEx Ground") and FedEx Corporate Services, Inc ("FedEx Services") were merged into Federal Express, becoming a single company operating a unified, fully integrated air-ground express network under the respected FedEx brand. FedEx Freight continues to provide LTL freight transportation services as a separate subsidiary. Beginning in the first quarter of 2025, Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Additionally, the results of FedEx Custom Critical, Inc. ("FedEx Custom Critical") are included in the FedEx Freight segment instead of the Federal Express segment in 2025. Prior-year amounts were revised to reflect this presentation. See "Reportable Segments" below and "Item 1. Business" for additional information.

In December 2024, we announced that FedEx's Board of Directors decided to pursue a full separation of FedEx Freight through the capital markets, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to FedEx stockholders, is expected to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. See Item 1A. "Risk Factors – *The planned spin-off of FedEx Freight may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial and strategic benefits.*"

In January 2025, the Board of Directors approved a change in FedEx's fiscal year end from May 31 to December 31. The fiscal year change will be effective for the period beginning June 1, 2026.

References to our transportation segments include, collectively, the Federal Express segment and the FedEx Freight segment.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services based on macroeconomic factors and the global economy;

- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight and size;

- the mix of services purchased by our customers;

- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per shipment or hundredweight for LTL freight shipments);

- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and

- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

Trends Affecting Our Business

The following trends significantly affect the indicators discussed above, as well as our business and operating results. See the risk factors identified under Item 1A. "Risk Factors" for more information. Additionally, see "Results of Operations and Outlook – Consolidated Results – Business Optimization Costs and – Outlook" and "Financial Condition – Liquidity Outlook" below for additional information on efforts we are taking to mitigate adverse trends.

Macroeconomic Conditions

While macroeconomic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods and the rate of global trade growth. The decline in U.S. imports of consumer goods that started in late 2022, along with slowed global industrial production, has contributed to weakened business conditions for the transportation industry. Consequently, this environment has led to lower shipments at FedEx Freight, negatively affecting our results in 2025. In the latter half of 2025, the U.S. government began the process of significantly increasing the rates and broadening the scope of tariffs imposed on goods imported into the United States. In response, several foreign governments imposed new tariffs on certain goods imported from the United States, and additional U.S. and retaliatory measures are possible in 2026. Additional changes to global trade policies could lead to increased tariffs, export controls, quotas, embargoes, or sanctions, which may lead to increased prices or trade limitations for goods transported globally, potentially reducing customer demand for our services.

Inflation and Interest Rates

During 2025, global inflation decelerated year-over-year but continues to be above historical levels. Additionally, global interest rates remained elevated in an effort to curb inflation. We are experiencing pressure on demand for our transportation services, particularly our priority services, as elevated inflation and interest rates are negatively affecting consumer and business spending. We expect inflation and high interest rates to continue to negatively affect our results in 2026.

Fuel

We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel is beyond our control and can be highly volatile. The timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges can significantly affect our operating results either positively or negatively in the short term. Lower fuel prices negatively affected yields through lower fuel surcharges at FedEx Freight and reduced fuel expense at both of our transportation segments during 2025.

Geopolitical Conflicts

Given the nature of our business and our global operations, geopolitical conflicts may adversely affect our business and results of operations. While we do not expect ongoing geopolitical conflicts between Russia and Ukraine and in the Middle East, or escalations thereof, to have a direct material impact on our business or results of operations, the broader consequences are adversely affecting the global economy and may also have the effect of heightening other risks disclosed under Item 1A. "Risk Factors."

RESULTS OF OPERATIONS AND OUTLOOK

Many of our operating expenses are directly affected by revenue and volume levels, and we expect these operating expenses to fluctuate on a year-over-year basis consistent with changes in revenue and volumes. Therefore, the discussion of operating expense captions focuses on the key drivers and trends affecting expenses other than those factors strictly related to changes in revenue and volumes. The line item "Other" includes costs associated with outside service contracts (such as information technology services, temporary labor, facility services, and security), insurance, professional fees, and operational supplies.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2025 or ended May 31 of the year referenced, and comparisons are to the corresponding period of the prior year.

CONSOLIDATED RESULTS

The following table compares summary operating results (dollars in millions, except per share amounts) for the years ended May 31:

	2025[1]		2024[1]		Percent Change
Consolidated revenue	$	87,926	$	87,693	—
Operating income (loss):					
Federal Express segment		4,885		4,819	1
FedEx Freight segment		1,489		1,821	(18)
Corporate, other, and eliminations		(1,157)		(1,081)	7
Consolidated operating income		5,217		5,559	(6)
Operating margin:					
Federal Express segment		6.5 %		6.5 %	— bp
FedEx Freight segment		16.7 %		19.3 %	(260) bp
Consolidated operating margin		5.9 %		6.3 %	(40) bp
Consolidated net income	$	4,092	$	4,331	(6)
Diluted earnings per share	$	16.81	$	17.21	(2)

The following table shows changes in revenue and operating results by reportable segment for 2025 compared to 2024 (in millions):

	Year-over-Year Changes			
	Revenue		Operating Results[1]	
Federal Express segment	$	641	$	66
FedEx Freight segment		(537)		(332)
Corporate, other, and eliminations		129		(76)
	$	233	$	(342)

[1] The following is a summary of the effects of the (costs) benefits of certain items affecting our financial results for the years ended May 31 (in millions):

	2025		2024	
Items affecting Operating Income:				
Business optimization costs	$	(756)	$	(582)
Asset impairment charges		(21)		(157)
International regulatory and legacy FedEx Ground legal matters		(88)		57
FedEx Freight spin-off costs		(38)		—
	$	(903)	$	(682)
Items affecting Net Income:				
Mark-to-market ("MTM") retirement plans accounting adjustments, net of tax	$	390	$	426
FedEx Freight spin-off costs, net of tax		(44)		—
Remeasurement of state deferred income taxes under one FedEx structure		—		(54)
	$	346	$	372

Overview

Operating income declined in 2025 primarily due to lower shipments and fuel surcharges at FedEx Freight, a continued mix shift toward deferred package services which constrained yield growth, and the expiration of our contract with the U.S. Postal Service ("USPS"). In addition, operating results for 2025 were negatively affected by increased purchased transportation and wage rates and two fewer operating days at both of our transportation segments.

Partially offsetting these pressures were continued savings related to DRIVE and higher demand for international economy and U.S. ground package services. Our DRIVE initiatives for 2025 included the continued structural transformation of our network, improving the efficiency of our information technology and back-office functions, optimizing operations in Europe, and increasing linehaul efficiencies.

Operating income in 2025 and 2024 includes $756 million ($577 million, net of tax, or $2.37 per diluted share) and $582 million ($444 million, net of tax, or $1.77 per diluted share), respectively, of expenses associated with our DRIVE business optimization strategy to drive efficiency and lower our overhead and support costs. See the "Business Optimization Costs" section of this MD&A for more information.

Operating income in 2025 and 2024 includes $21 million ($16 million, net of tax, or $0.06 per diluted share) and $157 million ($120 million, net of tax, or $0.48 per diluted share), respectively, of asset impairment charges associated with the decision to permanently retire certain aircraft and related engines at Federal Express. See the "Asset Impairment Charges" section of this MD&A for more information.

Operating income in 2025 includes $88 million of net expenses ($90 million, net of tax, or $0.37 per diluted share) for international regulatory and legacy FedEx Ground legal matters included in Federal Express. Operating income in 2024 includes a $57 million benefit ($44 million, net of tax, or $0.17 per diluted share) for insurance recoveries in connection with a separate legacy FedEx Ground legal matter included in "Corporate, other, and eliminations."

We incurred costs related to the planned spin-off of FedEx Freight of $56 million ($44 million, net of tax, or $0.18 per diluted share) in 2025. These costs are included in Corporate, other, and eliminations and consist of $38 million of professional and legal fees included in other operating expenses and $18 million related to the debt exchange offer and consent solicitation transactions discussed in Note 7 of the accompanying financial statements included in other, net. We did not incur any FedEx Freight spin-off costs in 2024.

Net income includes a pre-tax, noncash gain of $515 million in 2025 ($390 million, net of tax, or $1.60 per diluted share) and a gain of $561 million in 2024 ($426 million, net of tax, or $1.69 per diluted share) associated with our MTM retirement plans accounting adjustments. See the "Retirement Plans MTM Adjustments" section of this MD&A and Note 14 of the accompanying consolidated financial statements for more information.

Net income in 2024 includes a $54 million ($0.21 per diluted share) tax expense related to the remeasurement of state deferred income taxes under the new one FedEx structure. See the "Income Taxes" section of this MD&A and Note 13 of the accompanying consolidated financial statements for more information.

During 2025, we repurchased 10.9 million shares of FedEx common stock under accelerated share repurchase ("ASR") and open market transactions at an average price of $274.34 per share for a total of $3.0 billion. Share repurchases had a benefit of $0.44 per diluted share in 2025. In fiscal 2026 we have completed $500 million of share repurchases through open market transactions and as of July 21, 2025, $1.6 billion remained available to be used for repurchases under the stock repurchase program approved by our Board of Directors in March 2024. See Note 1 of the accompanying consolidated financial statements and the "Financial Condition— Liquidity" section of this MD&A for additional information on our stock repurchases.

The following graphs for Federal Express and FedEx Freight show selected volume trends (in thousands) calculated on a 5-day-per-week basis for the years ended May 31:



Prior year statistical information has been revised to conform to the current year presentation.

(1)   International domestic average daily package volume relates to our international intra-country operations. International export average daily package volume relates to our international priority and economy services.

(2)   International average daily freight pounds relate to our international priority and economy services.

The following graphs for Federal Express and FedEx Freight show selected yield trends for the years ended May 31:



Prior year statistical information has been revised to conform to the current year presentation.

(1) International export revenue per package relates to our international priority and economy services. International domestic revenue per package relates to our international intra-country operations.

(2) International freight revenue per pound relates to our international priority and economy services.

Revenue

Revenue was flat in 2025 primarily due to increased base yields at both of our transportation segments and higher volume at Federal Express, which offset two fewer operating days at both of our transportation segments, lower shipments and fuel surcharges at FedEx Freight, and unfavorable currency exchange rates.

Federal Express revenue increased 1% in 2025 primarily due to increased international economy and U.S. ground package volume and improved base yields, partially offset by lower priority package volume, the expiration of our contract with the USPS on September 29, 2024, two fewer operating days, and unfavorable exchange rates. FedEx Freight revenue decreased 6% in 2025 primarily due to lower shipments, fuel surcharges, weight per shipment, and two fewer operating days, partially offset by base yield improvement. Revenue at Corporate, other, and eliminations increased in 2025 primarily due to higher yields and shipments at FedEx Logistics, Inc. ("FedEx Logistics").

Operating Expenses

The following table compares operating expenses expressed as dollar amounts (in millions) and as a percent of revenue for the years ended May 31:

	2025	2024	Percent Change	Percent of Revenue 2025	Percent of Revenue 2024
Operating expenses:					
Salaries and employee benefits	$ 31,232	$ 30,961	1	35.5 %	35.3 %
Purchased transportation	21,768	20,921	4	24.8	23.9
Rentals and landing fees	4,647	4,571	2	5.3	5.2
Depreciation and amortization	4,264	4,287	(1)	4.8	4.9
Fuel	3,775	4,710	(20)	4.3	5.4
Maintenance and repairs	3,245	3,291	(1)	3.7	3.7
Asset impairment charges[1]	21	157	(87)	—	0.2
Business optimization costs[2]	756	582	30	0.9	0.7
Other[3]	13,001	12,654	3	14.8	14.4
Total operating expenses	82,709	82,134	1	94.1	93.7
Total operating income	$ 5,217	$ 5,559	(6)	5.9 %	6.3 %

[1] Includes asset impairment charges in 2025 and 2024 associated with the Federal Express operating segment.

[2] Includes costs associated with our DRIVE program in 2025 and 2024 and the workforce reduction plan in Europe in 2025.

[3] Includes $88 million of net expenses in 2025 associated with international regulatory and legacy FedEx Ground legal matters and $38 million of professional and legal fees also in 2025 related to the planned spin-off of FedEx Freight. Includes a $57 million benefit in 2024 for insurance recoveries in connection with a separate legacy FedEx Ground legal matter.

Operating income declined in 2025 primarily due to lower shipments and fuel surcharges at FedEx Freight, a continued mix shift toward deferred package services which constrained yield growth, and the expiration of our contract with the USPS. In addition, operating results for 2025 were negatively affected by increased purchased transportation and wage rates and two fewer operating days at both of our transportation segments.

Partially offsetting these pressures were continued savings related to DRIVE and higher demand for international economy and U.S. ground package services. Our DRIVE initiatives for 2025 included the continued structural transformation of our network, improving the efficiency of our information technology and back-office functions, optimizing operations in Europe, and increasing linehaul efficiencies.

Purchased transportation expense increased 4% in 2025 primarily due to higher rates as well as an increase in U.S. ground volume and commercial linehaul to support international economy volume growth and network changes, partially offset by savings from our DRIVE initiatives, lower fuel prices, and favorable currency exchange rates. Other operating expenses increased 3% in 2025 primarily due to net expenses for international regulatory and legacy FedEx Ground legal matters in 2025 and higher bad debt and self-insurance accruals. Salaries and employee benefits expense increased 1% in 2025 primarily due to an increase in wage rates and an increase in retirement benefits due to changes in our defined contribution plan that increased the number of eligible employees at Federal Express, partially offset by savings from our DRIVE initiatives, lower variable incentive compensation, and favorable currency exchange rates.

Fuel

We apply a fuel surcharge on our air and ground services, most of which are adjusted on a weekly basis. The fuel surcharge is based on a weekly fuel price from ten days prior to the week in which it is assessed. Some Federal Express international fuel surcharges are updated on a monthly basis. We routinely review our fuel surcharges and periodically update the tables used to determine our fuel surcharges at all of our transportation segments.

While fluctuations in fuel surcharge percentages can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price, and extra service charges we obtain for these services and level of pricing discounts offered.

Fuel expense decreased 20% during 2025 due to lower fuel prices and usage. In addition to variability in usage and market prices, the manner in which we purchase fuel also influences our results. For example, our contracts for jet fuel purchases at Federal Express are tied to various indices, including the U.S. Gulf Coast index. While many of these indices are aligned, each index may fluctuate at a different pace, driving variability in the prices paid for jet fuel. Furthermore, under these contractual arrangements, approximately 60% of our jet fuel is purchased based on the index price for the preceding week, with the remainder of our purchases tied primarily to the index price for the preceding month and preceding day, rather than based on daily spot rates. These contractual provisions mitigate the impact of rapidly changing daily spot rates on our jet fuel purchases.

Because of the factors described above, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our earnings either positively or negatively in the short term. For more information, see "Item 1A. Risk Factors."

Asset Impairment Charges

In 2025, we made the decision to permanently retire from service 12 aircraft and eight related engines, resulting in a noncash impairment charge of $21 million ($16 million, net of tax, or $0.06 per diluted share). These retirements included two Boeing 757-200 aircraft, seven Airbus A300-600 aircraft, three Boeing MD-11 aircraft, and align with Federal Express's fleet reduction and modernization strategy as we continue to improve our global network efficiency and better align air network capacity with anticipated demand.

In 2024, we made the decision to permanently retire from service 22 Boeing 757-200 aircraft and seven related engines to align with Federal Express's fleet reduction and modernization strategy. As a consequence of this decision, a noncash impairment charge of $157 million ($120 million, net of tax, or $0.48 per diluted share) was recorded in 2024.

Business Optimization Costs

In the second quarter of 2023, we announced DRIVE, a comprehensive program to improve long-term profitability. This program includes a business optimization plan to drive efficiency within and between our transportation segments, lower our overhead and support costs, and transform our digital capabilities. We have commenced our plan to consolidate our sortation facilities and equipment, reduce pickup-and-delivery routes, and optimize our enterprise linehaul network by moving beyond discrete collaboration to an end-to-end optimized network through Network 2.0, the multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada.

We have implemented Network 2.0 optimization in approximately 290 locations in the U.S and Canada as of May 31, 2025. Service providers will handle the pickup and delivery of Federal Express packages in some locations while employee couriers will handle others. We completed Canada's implementation of Network 2.0 in the fourth quarter of 2025 and expect to complete the U.S. implementation by the end of calendar 2027.

In June 2024, Federal Express announced a workforce reduction plan in Europe as part of its ongoing measures to reduce structural costs. The plan will impact approximately 1,400 employees in Europe across back-office and commercial functions. The execution of the plan is subject to a consultation process that is expected to occur over an 18-month period in accordance with local country processes and regulations. We expect savings from the plan to be approximately $150 million on an annualized basis beginning in calendar 2026.

We expect the pre-tax cost of the severance benefits and legal and professional fees to be provided under and related to our workforce reduction plan in Europe to range from $250 million to $275 million in cash expenditures through fiscal 2026. The timing and amount of our business optimization expenses and the related cost savings from the workforce reduction plan may change as we revise and implement our plans. The identification of costs as business optimization-related expenditures is subject to our disclosure controls and procedures.

We incurred business optimization costs of $756 million ($577 million, net of tax, or $2.37 per diluted share) in 2025, including $235 million of costs related to the workforce reduction plan in Europe. These costs were primarily related to professional services and severance, and are included in Federal Express and Corporate, other, and eliminations. We incurred costs associated with our business optimization activities of $582 million ($444 million, net of tax, or $1.77 per diluted share) in 2024. These costs were primarily related to professional services and severance and are included in Corporate, other, and eliminations and Federal Express. The aggregate pre-tax cost of our business optimization activities was $1.6 billion through 2025.

FedEx Freight Spin-Off Costs

We incurred costs related to the planned spin-off of FedEx Freight of $56 million ($44 million, net of tax, or $0.18 per diluted share) in 2025. These costs are included in Corporate, other, and eliminations and consist of $38 million of professional and legal fees included in other operating expenses and $18 million related to the debt exchange offer and consent solicitation transactions discussed in Note 7 of the accompanying financial statements included in other, net. We did not incur any FedEx Freight spin-off costs in 2024.

Other Income and Expense

Interest expense increased $44 million and interest income decreased $7 million in 2025. Higher notional balances on cross-currency swaps resulted in both higher interest income and higher interest expense, with the interest income being more than offset by lower average cash balances and lower interest rates.

Retirement Plans MTM Adjustments

In 2025, we incurred a pre-tax, noncash MTM gain of $515 million ($390 million, net of tax, or $1.60 per diluted share) related to the year-end actuarial adjustments of pension and postretirement healthcare plans' assets and liabilities. These actuarial adjustments were due to higher discount rates, partially offset by changes to the actuarial assumptions regarding rates of retirement.

In 2024, we incurred a pre-tax, noncash MTM gain of $561 million ($426 million, net of tax, or $1.69 per diluted share) related to the year-end actuarial adjustments of pension and postretirement healthcare plans' assets and liabilities. These actuarial adjustments were due to higher discount rates, partially offset by changes to the actuarial assumptions regarding rates of retirement and short-term cash balance interest credits.

For more information, see the "Critical Accounting Estimates" section of this MD&A and Note 1 and Note 14 of the accompanying consolidated financial statements.

Income Taxes

Our effective tax rate was 24.8% for 2025, compared to 25.8% for 2024. The 2025 tax provision includes a net income tax benefit of $46 million ($0.19 per diluted share) arising primarily from changes in our corporate legal entity structure and revisions of prior year estimates for actual tax return results. The 2024 tax provision includes an income tax expense of $54 million ($0.21 per diluted share) from the remeasurement of U.S. state deferred tax balances related to the merger of FedEx Ground and FedEx Services into Federal Express.

Several countries in which the company operates have adopted the Organization for Economic Cooperation and Development's global framework implementing a 15% corporate minimum tax, commonly referred to as Pillar Two. Pillar Two did not have a material effect on the company's 2025 income tax provision.

We are subject to taxation in the U.S. and various U.S. state, local, and foreign jurisdictions. We are currently under examination by the Internal Revenue Service ("IRS") for the 2016 through 2021 tax years. It is reasonably possible that certain income tax return proceedings will be completed during the next 12 months and could result in a change in our balance of unrecognized tax benefits. However, we believe we have recorded adequate amounts of tax, including interest and penalties, for any adjustments expected to occur.

During 2021, we filed suit in U.S. District Court for the Western District of Tennessee challenging the validity of a tax regulation related to the one-time transition tax on unrepatriated foreign earnings, which was enacted as part of the Tax Cuts and Jobs Act ("TCJA"). Our lawsuit sought to have the court declare this regulation invalid and order the refund of overpayments of U.S. federal income taxes for 2018 and 2019 attributable to the denial of foreign tax credits under the regulation. We have recorded a cumulative benefit of $249 million attributable to our interpretation of the TCJA and the Internal Revenue Code. In March 2023, the District Court ruled that the regulation is invalid and contradicts the plain terms of the tax code. On February 13, 2025, the District Court ruled again in our favor with regard to a new argument raised by the U.S. government. On June 4, 2025, the District Court validated the amount of refunds owed for 2018 and 2019, which includes the foreign tax credits previously denied. The U.S. government has until August 4, 2025, to appeal the decision to the U.S. Court of Appeals for the Sixth Circuit. If we are ultimately unsuccessful in defending our position, we may be required to reverse the benefit previously recorded.

For more information on income taxes, see the "Critical Accounting Estimates" section of this MD&A and Note 13 of the accompanying consolidated financial statements.

Equity Investments

As of May 31, 2025 and 2024, the carrying value of our equity investments were $506 million and $360 million, respectively. For more information on equity investments, see Note 20 of the accompanying consolidated financial statements.

Outlook

The uncertainty over the current trade and geopolitical environment and the impact it may continue to have on customer demand and shipping patterns globally makes expectations for 2026 operating and financial performance inherently less clear. However, based on the current trends, we expect the industrial economy to continue pressuring demand for our higher-yielding business-to-business services in the near term, and service mix to continue shifting further toward deferred service offerings. We will continue to execute on our revenue quality strategy to mitigate yield pressures through surcharge management and optimizing our customer and service mix. We will also continue our transformation programs, where we expect to see an incremental $1 billion in structural cost reduction benefits from DRIVE and Network 2.0 in 2026, as we continue to align our cost base with demand and increase the flexibility of our network. We expect the unfavorable impact of the expiration of the contract for Federal Express to provide the USPS domestic transportation services in September 2024 to continue through September 2025.

See the "Business Optimization Costs" section of this MD&A for additional information on our DRIVE program and other cost savings initiatives.

Our capital expenditures for 2026 are expected to be approximately $4.5 billion, $0.4 billion higher than 2025. The increase is driven by investment in Network 2.0 initiatives and other efforts to modernize our facilities and package handling equipment in the U.S. and internationally. Aircraft spend is expected to decline to approximately $1.0 billion, $0.3 billion lower than 2025.

We will continue to evaluate our investments in critical long-term strategic projects to ensure our capital expenditures are expected to generate high returns on investment and are balanced with our outlook for global economic conditions. For additional details on key 2026 capital projects, refer to the "Financial Condition – Capital Resources" and "Financial Condition – Liquidity Outlook" sections of this MD&A.

In June 2024, Federal Express announced a workforce reduction plan in Europe as part of its ongoing measures to reduce structural costs. The plan will impact approximately 1,400 employees in Europe across back-office and commercial functions. The execution of the plan is subject to a consultation process that is expected to occur over an 18-month period in accordance with local country processes and regulations. We expect the pre-tax cost of the severance benefits and legal and professional fees to be provided under and related to the plan to range from $250 million to $275 million in cash expenditures. These charges are expected to be incurred through fiscal 2026 and will be classified as business optimization expenses. In 2025, we incurred $235 million of costs related to this plan. We expect savings from the plan to be approximately $150 million on an annualized basis beginning in calendar 2026.

In December 2024, we announced that FedEx's management and Board of Directors had decided to pursue a full separation of FedEx Freight through the capital markets, creating a new publicly traded company. The separation is expected to be executed by June 2026.

The uncertainty of international trade-related volatility, geopolitical challenges including the ongoing conflicts between Russia and Ukraine and in the Middle East, global inflation, and the effect these factors will have on the rate of growth of global trade, supply chains, fuel prices, and our business in particular, make any expectations for 2026 inherently less certain. See "Item 1A. Risk Factors" for more information.

See "Forward-Looking Statements," "Item 1A. Risk Factors," "Trends Affecting Our Business," and "Critical Accounting Estimates" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are cyclical in nature, as seasonal fluctuations affect volumes, revenue, and earnings. Historically, our U.S. express priority and deferred package services experience an increase in volumes in late November and December. Historically, the fall is the busiest shipping period for U.S. ground services, while late December, June and July are the slowest periods. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December through February is the slowest period. Shipment levels, operating costs, and earnings for each of our companies can also be adversely affected by inclement weather, particularly the impact of severe winter weather in our third fiscal quarter. See "Item 1A. Risk Factors" for more information.

RECENT ACCOUNTING GUIDANCE

See Note 2 of the accompanying consolidated financial statements for a discussion of recent accounting guidance.

REPORTABLE SEGMENTS

Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Our reportable segments include the following businesses.

Federal Express Segment	Federal Express (express transportation, small-package ground delivery, and freight transportation)
FedEx Freight Segment	FedEx Freight (LTL freight transportation) FedEx Custom Critical (time-critical transportation)

The Federal Express segment operates combined sales, marketing, administrative, and information-technology functions in shared service operations for U.S. customers of our major business units and certain back-office support to FedEx Freight and our other operating segments which allows us to obtain synergies from the combination of these functions. We allocate the net operating costs of these services to reflect the full cost of operating our businesses in the results of those segments. We review and evaluate the performance of FedEx Freight and our other operating segments based on operating income inclusive of these allocations.

Operating expenses for our FedEx Freight segment include allocations of these services from the Federal Express segment. These allocations also include charges and credits for administrative services provided between operating companies. The allocations of net operating costs are based on metrics such as relative revenue or estimated services provided. We believe these allocations approximate the net cost of providing these functions. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses.

CORPORATE, OTHER, AND ELIMINATIONS

Corporate and other includes corporate headquarters costs for executive officers and certain legal and finance functions, certain other costs and credits not attributed to our core business, and certain costs associated with developing integrated business solutions through our FedEx Dataworks, Inc. ("FedEx Dataworks") operating segment. FedEx Dataworks is focused on creating solutions to transform the digital and physical experiences of our customers and team members.

Also included in Corporate and other is the FedEx Office and Print Services, Inc. ("FedEx Office") operating segment, which provides an array of document and business services and retail access to our customers for our package transportation businesses, and the FedEx Logistics operating segment, which provides integrated supply chain management solutions, specialty transportation, customs brokerage, and global ocean and air freight forwarding.

The results of Corporate, other, and eliminations are not allocated to the other business segments.

In 2025, the decline in operating results in Corporate, other, and eliminations was primarily due to a decrease in operating results at FedEx Dataworks and a $57 million benefit in 2024 at FedEx Corporate for insurance recoveries in connection with a legacy FedEx Ground legal matter, partially offset by improved operating results at FedEx Office. The decline in operating results at FedEx Dataworks was primarily due to increased business optimization costs, salaries and employee benefits expense, and outside service contracts expense. The improvement in operating results at FedEx Office was primarily due to lower salaries and employee benefits expense and higher revenue.

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment in order to optimize our resources. For example, during 2025 FedEx Freight provided road and intermodal support for Federal Express. In addition, Federal Express works with FedEx Logistics to secure air charters and other cargo space for U.S. customers. Billings for such services are based on negotiated rates and are reflected as revenue of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenue and expenses are eliminated in our consolidated results and are not separately identified in the following segment information because the amounts are not material.

FEDERAL EXPRESS SEGMENT

Federal Express offers a wide range of U.S. domestic and international shipping services for delivery of packages and freight including priority, deferred, and economy services, which provide delivery on a time-definite or day-definite basis. The following table compares revenue, operating expenses, operating income (dollars in millions), operating margin, and operating expenses as a percent of revenue for the years ended May 31:

		2025		2024	Percent Change	Percent of Revenue	
						2025	2024
Revenue:							
Package:							
U.S. priority	$	10,520	$	10,543	—		
U.S. deferred		5,007		4,926	2		
U.S. ground		33,887		32,981	3		
Total U.S. domestic package revenue		49,414		48,450	2		
International priority		8,737		9,454	(8)		
International economy		5,861		4,653	26		
Total international export package revenue		14,598		14,107	3		
International domestic[1]		4,495		4,659	(4)		
Total package revenue		68,507		67,216	2		
Freight:							
U.S.		1,536		2,391	(36)		
International priority		2,320		2,205	5		
International economy		1,975		1,874	5		
Total freight revenue		5,831		6,470	(10)		
Other		966		977	(1)		
Total revenue		75,304		74,663	1	100.0 %	100.0 %
Operating expenses:							
Salaries and employee benefits		25,091		24,606	2	33.3	33.0
Purchased transportation		19,974		19,330	3	26.5	25.9
Rentals and landing fees		3,939		3,863	2	5.2	5.2
Depreciation and amortization		3,722		3,754	(1)	5.0	5.0
Fuel		3,316		4,137	(20)	4.4	5.5
Maintenance and repairs		2,799		2,848	(2)	3.7	3.8
Asset impairment charges		21		157	(87)	—	0.2
Business optimization costs		384		251	53	0.5	0.3
Intercompany allocations		(791)		(684)	16	(1.0)	(0.9)
Other		11,964		11,582	3	15.9	15.5
Total operating expenses		70,419		69,844	1	93.5 %	93.5 %
Operating income	$	4,885	$	4,819	1		
Operating margin		6.5 %		6.5 %	— bp		

[1] International domestic revenue relates to our international intra-country operations.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2025	2024	Percent Change
Package Statistics			
Average daily package volume (ADV)[1]:			
U.S. priority	1,609	1,649	(2)
U.S. deferred	1,052	1,015	4
U.S. ground commercial	4,252	4,276	(1)
U.S. ground home delivery/economy	7,041	6,678	5
Total U.S. domestic ADV	13,954	13,618	2
International priority	584	667	(12)
International economy	553	394	40
Total international export ADV	1,137	1,061	7
International domestic[2]	1,910	1,936	(1)
Total ADV	17,001	16,615	2
Revenue per package (yield):			
U.S. priority	$ 25.74	$ 24.98	3
U.S. deferred	18.75	18.97	(1)
U.S. ground	11.81	11.76	—
U.S. domestic composite	13.94	13.90	—
International priority	58.89	55.36	6
International economy	41.74	46.14	(10)
International export composite	50.55	51.94	(3)
International domestic[2]	9.26	9.40	(1)
Composite package yield	15.86	15.80	—
Freight Statistics			
Average daily freight pounds:			
U.S.	3,137	5,636	(44)
International priority	4,651	4,444	5
International economy	11,365	11,364	—
Total average daily freight pounds	19,153	21,444	(11)
Revenue per pound (yield):			
U.S.	$ 1.93	$ 1.66	16
International priority	1.96	1.94	1
International economy	0.68	0.64	6
Composite freight yield	1.20	1.18	2

Prior year statistical information has been revised to conform to the current presentation.

[1] ADV is calculated on a 5-day-per-week basis.

[2] International domestic statistics relate to our international intra-country operations.

Federal Express Segment Revenue

Federal Express segment revenue increased 1% in 2025 primarily due to increased international economy and U.S. ground package volume and improved base yields, partially offset by lower priority package and U.S. freight volume, two fewer operating days, and unfavorable currency exchange rates.

Yield:

U.S. domestic composite package yield increased slightly in 2025 due to higher base rates from our continued focus on revenue quality. Composite freight yield increased 2% in 2025 primarily due to improved U.S. freight yield resulting from the expiration of our contract with the USPS on September 29, 2024 and an increase in international economy freight yield due to improved market strength. International export composite package yield decreased 3% in 2025 primarily due to unfavorable service mix.

Volume:

International economy package volume increased 40% in 2025 primarily due to continued growth in our deferred service offerings as a result of strengthening e-commerce. U.S. ground home delivery/economy package volume increased 5% in 2025, also primarily due to strong growth in e-commerce. U.S. deferred package volume increased 4% in 2025 primarily due to mix shift toward our deferred service offerings. International and U.S. priority package volumes decreased 12% and 2%, respectively, in 2025 primarily due to softness in the global industrial economy. U.S. average daily freight pounds decreased 44% in 2025 primarily due to the expiration of our contract with the USPS on September 29, 2024.

Federal Express Segment Operating Income

Federal Express segment operating income increased 1% in 2025 primarily due to higher base yields and volume, partially offset by increased operating expenses and two fewer operating days. The increase in operating expenses was driven by increased wage and purchased transportation rates, employee benefits, and business optimization costs, partially offset by lower fuel prices and continued benefits from DRIVE initiatives that drove a reduction in our permanent cost structure. These initiatives included the continued structural transformation of our network, improving the efficiency of our information technology and back-office functions, optimizing operations in Europe, and increasing linehaul efficiencies. Currency exchange rates had a negative effect on revenue and a positive effect on expenses and operating income in 2025.

Purchased transportation expense increased 3% in 2025 primarily due to higher rates as well as an increase in U.S. ground volume and an increase in commercial linehaul to support international economy volume growth and network changes, partially offset by savings from our DRIVE initiatives and lower fuel prices. Salaries and employee benefits expense increased 2% in 2025 primarily due to an increase in wage rates and an increase in retirement benefits due to changes to our defined contribution plan which increased the number of eligible employees, partially offset by savings from our DRIVE initiatives and lower variable incentive compensation. Other operating expense increased 3% in 2025 primarily due to higher self-insurance accruals, net expenses for international regulatory and legacy FedEx Ground legal matters in 2025, and higher credit losses. Fuel expense decreased 20% in 2025 due to decreases in fuel prices and usage from lower flight hours.

Federal Express segment results in 2025 and 2024 include business optimization costs of $384 million and $251 million, respectively, associated with our plan to drive efficiency and lower our overhead and support costs. Federal Express segment results in 2025 and 2024 also include $21 million and $157 million, respectively, of asset impairment charges associated with the decision to permanently retire certain aircraft and related engines. See the "Business Optimization Costs" and "Asset Impairment Charges" sections of this MD&A for more information.

In July 2023, Federal Express's pilots failed to ratify the tentative successor agreement that was approved by the Air Line Pilots Association, International's FedEx Master Executive Council in the prior month. Negotiations have continued, and the ongoing bargaining process has no effect on our operations. For more information, see Note 1 of the accompanying consolidated financial statements.

FEDEX FREIGHT SEGMENT

FedEx Freight LTL service offerings include priority services when speed is critical and economy services when time can be traded for savings. The following table compares revenue, operating expenses, operating income (dollars in millions), operating margin, selected statistics, and operating expenses as a percent of revenue for the years ended May 31:

	2025	2024	Percent Change	Percent of Revenue 2025	Percent of Revenue 2024
Revenue	$ 8,892	$ 9,429	(6)	100.0 %	100.0 %
Operating expenses:					
Salaries and employee benefits	3,865	3,923	(1)	43.5	41.6
Purchased transportation	807	877	(8)	9.1	9.3
Rentals	287	280	3	3.2	3.0
Depreciation and amortization	416	404	3	4.7	4.3
Fuel	457	571	(20)	5.1	6.0
Maintenance and repairs	332	330	1	3.7	3.5
Intercompany charges	573	543	6	6.5	5.8
Other	666	680	(2)	7.5	7.2
Total operating expenses	7,403	7,608	(3)	83.3 %	80.7 %
Operating income	$ 1,489	$ 1,821	(18)		
Operating margin	16.7%	19.3%	(260) bp		
Average daily shipments (in thousands):					
Priority	61.8	64.9	(5)		
Economy	28.3	29.1	(3)		
Total average daily shipments	90.1	94.0	(4)		
Weight per shipment (pounds):					
Priority	941	977	(4)		
Economy	873	878	(1)		
Composite weight per shipment	920	946	(3)		
Revenue per shipment:					
Priority	$ 358.84	$ 361.38	(1)		
Economy	405.53	411.25	(1)		
Composite revenue per shipment	$ 373.52	$ 376.81	(1)		
Revenue per hundredweight:					
Priority	$ 38.13	$ 36.98	3		
Economy	46.46	46.86	(1)		
Composite revenue per hundredweight	$ 40.61	$ 39.82	2		

FedEx Freight Segment Revenue

FedEx Freight segment revenue decreased 6% in 2025 primarily due to lower shipments and yields. Revenue was also negatively impacted by two fewer operating days in 2025.

Average daily shipments decreased 4% in 2025 due to reduced demand for our services, primarily resulting from weakness in the industrial economy. Revenue per shipment decreased 1% in 2025 primarily due to lower fuel surcharges and weight per shipment, partially offset by base yield improvement from our continued focus on revenue quality.

FedEx Freight Segment Operating Income

FedEx Freight segment operating income decreased 18% in 2025 due to decreased revenue, partially offset by reduced operating expenses. Operating income was also negatively impacted by two fewer operating days in 2025.

Fuel and purchased transportation expense decreased 20% and 8%, respectively, in 2025 due to decreased shipments and lower fuel prices. Salaries and employee benefits expense decreased 1% in 2025 primarily due to lower staffing to align with decreased shipments and lower variable incentive compensation, partially offset by higher wage rates.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $5.5 billion at May 31, 2025, compared to $6.5 billion at May 31, 2024. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2025	2024
Operating activities:		
Net income	$ 4,092	$ 4,331
Retirement plans mark-to-market adjustments	(515)	(561)
Asset impairment charges	21	157
Business optimization costs, net of payments	43	26
Other noncash charges and credits	8,095	7,790
Changes in assets and liabilities	(4,700)	(3,431)
Cash provided by operating activities	7,036	8,312
Investing activities:		
Capital expenditures	(4,055)	(5,176)
Purchase of investments	(262)	(176)
Proceeds from sale of investments	110	38
Proceeds from asset dispositions and other investments	115	114
Cash used in investing activities	(4,092)	(5,200)
Financing activities:		
Principal payments on debt	(157)	(147)
Proceeds from stock issuances	524	491
Dividends paid	(1,339)	(1,259)
Purchase of common stock	(3,017)	(2,500)
Other, net	(30)	(11)
Cash used in financing activities	(4,019)	(3,426)
Effect of exchange rate changes on cash	76	(41)
Net decrease in cash and cash equivalents	$ (999)	$ (355)
Cash and cash equivalents at end of period	$ 5,502	$ 6,501

Cash Provided by Operating Activities. Cash flows from operating activities decreased $1.3 billion in 2025 primarily due to working capital changes driven by an increase in accounts receivable and a decrease in accrued incentive compensation, partially offset by an increase in accounts payable from 2024.

Cash Used in Investing Activities. Capital expenditures decreased in 2025 primarily due to decreased spending on aircraft and related equipment, facilities and other, vehicles and trailers, and information and technology investments. See "Capital Resources" below for a more detailed discussion of capital expenditures during 2025.

Financing Activities. We repurchased an aggregate of $3.0 billion, or 10.9 million shares, of our common stock in 2025 through ASR and open market transactions. During 2024, we repurchased an aggregate of $2.5 billion, or 9.8 million shares, of our common stock through ASR transactions.

The following table provides a summary of repurchases of our common stock for the periods ended May 31 (dollars in millions, except per share amounts):

	2025			2024		
	Total Number of Shares Purchased	Average Price Paid per Share	Total Purchase Price	Total Number of Shares Purchased	Average Price Paid per Share	Total Purchase Price
Common stock repurchases	10,935,794	$ 274.34	$ 3,000	9,790,704	$ 255.34	$ 2,500

In fiscal 2026 we completed $500 million of share repurchases through open market transactions through July 21, 2025. After these repurchases, $1.6 billion remained available to be used for repurchases under the stock repurchase program approved by our Board of

Directors in March 2024, which is the only program that currently exists. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" and Note 1 of the accompanying consolidated financial statements for additional information.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, package handling and sort equipment, technology, vehicles and trailers, and facilities. The amount and timing of capital investments depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing, and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

	2025	2024	Percent Change
Aircraft and related equipment	$ 1,251	$ 1,627	(23)
Package handling and ground support equipment	935	974	(4)
Information technology	504	656	(23)
Vehicles and trailers	434	709	(39)
Facilities and other	931	1,210	(23)
Total capital expenditures	$ 4,055	$ 5,176	(22)
Federal Express segment	$ 3,505	$ 4,591	(24)
FedEx Freight segment	437	461	(5)
Other	113	124	(9)
Total capital expenditures	$ 4,055	$ 5,176	(22)

Capital expenditures decreased $1.1 billion during 2025 primarily due to decreased spending on aircraft and related equipment, vehicles and trailers, facilities and other, and information and technology investments at Federal Express.

GUARANTOR FINANCIAL INFORMATION

We are providing the following information in compliance with Rule 13-01 of Regulation S-X, "Financial Disclosures about Guarantors and Issuers of Guaranteed Securities" with respect to our senior unsecured debt securities and Pass-Through Certificates, Series 2020-1AA (the "Certificates").

The $19.4 billion principal amount of senior unsecured notes were issued by FedEx under a shelf registration statement and are guaranteed by certain direct and indirect subsidiaries of FedEx ("Guarantor Subsidiaries"). FedEx owns, directly or indirectly, 100% of each Guarantor Subsidiary. The guarantees are (1) unsecured obligations of the respective Guarantor Subsidiary, (2) rank equally with all of their other unsecured and unsubordinated indebtedness, and (3) are full and unconditional and joint and several. If we sell, transfer, or otherwise dispose of all of the capital stock or all or substantially all of the assets of a Guarantor Subsidiary to any person that is not an affiliate of FedEx, the guarantee of that Guarantor Subsidiary will terminate, and holders of debt securities will no longer have a direct claim against such subsidiary under the guarantee. See Note 7 of the accompanying consolidated financial statements for information regarding the exchange offer and consent solicitation transactions related to the guarantee of FedEx Freight that were completed during the third quarter of 2025.

Additionally, FedEx fully and unconditionally guarantees the payment obligation of Federal Express in respect of the $737 million principal amount of the Certificates. See Note 7 of the accompanying consolidated financial statements for additional information regarding the terms of the Certificates.

The following tables present summarized financial information for FedEx (as Parent) and the Guarantor Subsidiaries on a combined basis after transactions and balances within the combined entities have been eliminated.

Parent and Guarantor Subsidiaries

The following table presents the summarized balance sheet information as of May 31, 2025 (in millions):

Current Assets	$	9,514
Intercompany Receivable		4,278
Total Assets		83,125
Current Liabilities		11,202
Intercompany Payable		—
Total Liabilities	$	52,324

The following table presents the summarized statement of income information as of May 31, 2025 (in millions):

Revenue	$	65,138
Intercompany Charges, net		(3,091)
Operating Income		4,084
Intercompany Charges, net		251
Income Before Income Taxes		3,542
Net Income	$	2,499

The following tables present summarized financial information for FedEx (as Parent Guarantor) and Federal Express (as Subsidiary Issuer) on a combined basis after transactions and balances within the combined entities have been eliminated.

Parent Guarantor and Subsidiary Issuer

The following table presents the summarized balance sheet information as of May 31, 2025 (in millions):

Current Assets	$	9,504
Intercompany Receivable		581
Total Assets		72,044
Current Liabilities		10,310
Intercompany Payable		—
Total Liabilities	$	49,200

The following table presents the summarized statement of income information as of May 31, 2025 (in millions):

Revenue	$	55,909
Intercompany Charges, net		(3,906)
Operating Income		2,858
Intercompany Charges, net		(1)
Income Before Income Taxes		3,330
Net Income	$	2,486

LIQUIDITY OUTLOOK

In response to current business and economic conditions as referenced above in the "Outlook" section of this MD&A, we are continuing to actively manage and optimize our capital allocation in response to the slowdown in the economy, inflationary pressures, changing fuel prices, geopolitical conflicts, and uncertainty regarding international trade, including the impact of tariffs. We held $5.5 billion in cash at May 31, 2025 and had $3.5 billion in available liquidity under our $1.75 billion three-year credit agreement (the "Three-Year Credit Agreement) and $1.75 billion five-year credit agreement (the "Five-Year Credit Agreement" and together with the Three-Year Credit Agreement, the "Credit Agreements"), and we believe that our cash and cash equivalents, cash flow from operations, and available financing sources will be adequate to meet our liquidity needs, which include operational requirements, expected capital expenditures, voluntary pension contributions, dividend payments, and stock repurchases. In the third quarter of 2025, we began incurring costs and expenses related to the planned spin-off of FedEx Freight, which are expected to be significant but will not materially adversely affect our liquidity.

During 2025, we completed $3.0 billion in share repurchases through ASR and open market transactions. In fiscal 2026, we have completed $500 million of share repurchases through open market transactions through July 21, 2025 and expect to continue repurchasing additional shares of our common stock subject to market conditions, our liquidity needs, and other factors. See Note 1 of the accompanying consolidated financial statements and "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" for more information.

Our cash and cash equivalents balance at May 31, 2025 includes $3.3 billion of cash in foreign jurisdictions associated with our permanent reinvestment strategy. We are able to access the majority of this cash without a material tax cost and do not believe that the indefinite reinvestment of these funds impairs our ability to meet our U.S. domestic debt or working capital obligations.

Our capital expenditures for 2026 are expected to be approximately $4.5 billion, $0.4 billion higher than 2025. The increase is driven by investment in Network 2.0 initiatives and other efforts to modernize our facilities and package handling equipment in the U.S. and internationally. Aircraft spend is expected to decline to approximately $1.0 billion, $0.3 billion lower than 2025.

We have several aircraft modernization programs under way that are supported by the purchase of Boeing 777 Freighter ("B777F") and Boeing 767-300 Freighter ("B767F") aircraft. These aircraft are significantly more fuel-efficient per unit than the aircraft types previously utilized, and these expenditures are necessary to achieve significant long-term operating savings and to replace older aircraft. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements. During 2025, Federal Express exercised options to purchase eight B777F aircraft and ten ATR 72-600F aircraft. Of the eight B777F aircraft, three are expected to be delivered in calendar year 2026 and five are expected to be delivered in calendar year 2027. Of the ten ATR 72-600F aircraft, three are expected to be delivered in calendar year 2027, four in calendar year 2028, and three in calendar year 2029. Additionally, we have extended the retirement of the entire Boeing MD-11 fleet from 2028 to the end of 2032.

We have additional obligations as part of our ordinary course of business, beyond those committed for capital expenditures, which consist of debt obligations, lease obligations, and obligations and commitments for purchases of goods and services. Refer to Note 7, Note 8, and Note 19 of the accompanying consolidated financial statements for more information. In addition, we have certain tax positions that are further discussed in Note 13 of the accompanying consolidated financial statements. We do not have any guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock and allows pass-through trusts formed by Federal Express to sell, in one or more future offerings, pass-through certificates.

The Three-Year Credit Agreement and the Five-Year Credit Agreement expire in March 2027 and March 2029, respectively. Each of the Credit Agreements has a $125 million letter of credit sublimit. The Credit Agreements are available to finance our operations and other cash flow needs. As of May 31, 2025, no amounts were outstanding under the Credit Agreements, no commercial paper was outstanding, and we had $250 million of the letter of credit sublimit unused under the Credit Agreements. See Note 7 of the accompanying consolidated financial statements for a description of the terms and significant covenants of the Credit Agreements.

In fiscal 2026, we made voluntary contributions of $200 million to our tax-qualified U.S. domestic pension plan ("U.S. Pension Plan") through July 21, 2025 and anticipate making up to $400 million of additional voluntary contributions during the remainder of 2026. There are currently no required minimum contributions to our U.S. Pension Plan, and we maintain a credit balance related to our cumulative excess voluntary pension contributions over those required that exceeds $3.0 billion. The credit balance is subtracted from plan assets to determine the minimum funding requirements. Therefore, we have the flexibility to eliminate all required contributions to our principal U.S. Pension Plan for several years. Our U.S. Pension Plan has ample funds to meet expected benefit payments.

On June 9, 2025, our Board of Directors declared a quarterly cash dividend of $1.45 per share of common stock. The dividend was paid on July 8, 2025 to stockholders of record as of the close of business on June 23, 2025. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis. There are no material restrictions on our ability to declare dividends, nor are there any material restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances.

Standard & Poor's has assigned us a senior unsecured debt credit rating of BBB, a Certificates rating of AA-, a commercial paper rating of A-2, and a ratings outlook of "stable." Moody's Investors Service has assigned us an unsecured debt credit rating of Baa2, a Certificates rating of Aa3, a commercial paper rating of P-2, and a ratings outlook of "stable." Our interest expense may increase in the event of a reduction in our credit rating. If our unsecured debt or commercial paper ratings are reduced to below investment grade, our access to the capital markets may become limited.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our results of operations and financial condition. Management has discussed the development and selection of these critical accounting estimates with the Audit and Finance Committee of our Board of Directors and with our independent registered public accounting firm.

PENSION PLANS

The rules for pension accounting are complex and can produce volatility in our earnings, financial condition, and liquidity. Our defined benefit pension plans are measured using actuarial techniques that reflect management's assumptions for expected returns on assets ("EROA"), discount rate, and demographic experience such as salary increases, expected retirement, mortality, and employee turnover. Differences between these assumptions and actual experience are recognized in our earnings through MTM accounting.

Our annual MTM adjustment is highly sensitive to the discount rate and EROA assumptions, which are as follows:

	U.S. Pension Plans		International Pension Plans	
	2025	2024	2025	2024
Discount rate used to determine benefit obligation	5.94 %	5.58 %	4.40 %	4.29 %
Discount rate used to determine net periodic benefit cost	5.58	5.20	4.29	4.21
Expected long-term rate of return on assets	6.75	6.50	3.59	3.55

The following sensitivity analysis shows the impact of a 50-basis-point change in the EROA and discount rate assumptions for our largest pension plan and the resulting increase (decrease) in our projected benefit obligation ("PBO") as of May 31, 2025 and expense for the year ended May 31, 2025 (in millions):

	50 Basis Point Increase	50 Basis Point Decrease
Pension Plan		
EROA:		
Effect on pension expense	$ (131)	$ 131
Discount Rate:		
Effect on pension expense	15	(17)
Effect on PBO	(1,275)	1,397

See Note 14 of the accompanying consolidated financial statements for further information about our pension plans.

INCOME TAXES

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Our income taxes are a function of our income, tax planning opportunities available to us, statutory tax rates, and the income tax laws in the various jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by us and the respective governmental taxing authorities. As a result, significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Also, our effective tax rate is significantly affected by the earnings generated in each jurisdiction, so unexpected fluctuations in the geographic mix of earnings could significantly impact our tax rate. Our intercompany transactions are based on globally accepted transfer pricing principles, which align profits with the business operations and functions of the various legal entities in our international business.

We evaluate our tax positions quarterly and adjust the balances as new information becomes available. These evaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax laws or their interpretations, audit activity, and changes in our business. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate. Despite our belief that our tax return positions are consistent with applicable tax laws, taxing authorities could challenge certain positions. We record tax benefits for uncertain tax positions based upon management's evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on the technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Significant judgment is required in making these determinations and adjustments to unrecognized tax benefits may be necessary to reflect actual taxes payable upon settlement.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates to make this determination, and as a result there is a risk that these estimates will have to be revised as new information is received. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. We believe we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in our consolidated balance sheets that are not subject to valuation allowances. We record the taxes for global intangible low-taxed income as a period cost.

Our income tax positions are based on currently enacted tax laws. As further guidance is issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, any resulting changes to our estimates will be treated in accordance with the relevant accounting guidance.

For more information, see the "Income Taxes" section of this MD&A and Note 13 of the accompanying consolidated financial statements.

SELF-INSURANCE ACCRUALS

Our self-insurance reserves are established for estimates of ultimate loss on all incurred claims, including incurred-but-not-reported claims. Components of our self-insurance reserves included in this critical accounting estimate are workers' compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. These reserves are primarily based on the actuarially estimated cost of claims incurred as of the balance sheet date. These estimates include judgment about severity of claims, frequency and volume of claims, healthcare inflation, seasonality, and plan designs. The use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known, which may be several years.

We believe our recorded obligations for these expenses are consistently measured and appropriate. Nevertheless, changes in accident frequency and severity, healthcare costs, insurance retention levels, and other factors can materially affect the estimates for these liabilities and affect our results of operations. Self-insurance accruals reflected in our balance sheet for the period ended May 31 are as follows (in millions):

	2025	2024
Short-Term	$ 1,858	$ 1,931
Long-Term	4,033	3,701
Total	$ 5,891	$ 5,632

A five-percent reduction or improvement in the assumed claim severity used to estimate our self-insurance accruals would result in an increase or decrease of approximately $295 million in our reserves and expenses as of and for the year ended May 31, 2025. For more information, see "Item 1A. Risk Factors" of this Annual Report.

LONG-LIVED ASSETS

USEFUL LIVES AND SALVAGE VALUES. Our business is capital intensive, with approximately 59% of our owned assets invested in our transportation and information system infrastructures.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 18 to 30 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. These evaluations consider usage, maintenance costs, and economic factors that affect the useful life of an asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment.

For our aircraft, we consider actual experience with the same or similar aircraft types and future volume projections in estimating the useful lives and expected salvage values. We typically assign no residual value due to the utilization of our aircraft in cargo configuration, which results in little to no value at the end of their useful life. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations (as described below). Historically, gains and losses on disposals of operating equipment have not been material. However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes, and other factors beyond our control.

IMPAIRMENT. As of May 31, 2025, the Federal Express global air network included a fleet of 698 aircraft (including 312 supplemental aircraft) that provide delivery of packages and freight to more than 220 countries and territories through a wide range of U.S. and international shipping services. While certain aircraft are utilized in primary geographic areas (U.S. versus international), we operate an integrated global network, and utilize our aircraft and other modes of transportation to achieve the lowest cost of delivery while maintaining our service commitments to our customers. Because of the integrated nature of our global network, our aircraft are interchangeable across routes and geographies, giving us flexibility with our fleet planning to meet changing global economic conditions and maintain and modify aircraft as needed.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand. At May 31, 2025, we had two purchased aircraft that were not yet placed into service.

We evaluate our long-lived assets used in operations for impairment when events and circumstances indicate that the undiscounted cash flows to be generated by that asset group are less than the carrying amounts of the asset group and may not be recoverable. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the effect on the overall network rather than the return on an individual asset. We make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values less costs to sell when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

In the fourth quarter of 2025, we made the decision to permanently retire from service 12 aircraft and eight related engines, resulting in a noncash impairment charge of $21 million ($16 million, net of tax, or $0.06 per diluted share). These retirements included two Boeing 757-200 aircraft, seven Airbus A300-600 aircraft, three Boeing MD-11 aircraft, and align with Federal Express's fleet reduction and modernization strategy as we continue to improve our global network efficiency and better align air network capacity with anticipated demand. All of these permanently retired aircraft were temporarily idled and not in revenue service.

During 2024, Federal Express made the decision to permanently retire from service 22 Boeing 757-200 aircraft and seven related engines to align with Federal Express's fleet reduction and modernization strategy. As a consequence of this decision, a noncash impairment charge of $157 million ($120 million, net of tax, or $0.48 per diluted share) was recorded in 2024.

In 2023 we accelerated the retirement of the entire Boeing MD-11 fleet by the end of 2028. In 2025 we made the decision to extend the retirement plan to have the fleet retired by the end of 2032 to better align the air network capacity of Federal Express to match anticipated shipment volumes. As a result of this decision, we had a net decrease in depreciation expense in 2025 of $19 million.

In the normal management of our aircraft fleet, we routinely idle aircraft and engines temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. Temporarily idled assets are classified as available-for-use, and we continue to record depreciation expense associated with these assets. These temporarily idled assets are assessed for impairment and remaining life on a quarterly basis. The criteria for determining whether an asset has been permanently removed from service (and, as a result, is potentially impaired) include, but are not limited to, our global economic outlook and the impact of our outlook on our current and projected volume levels, including capacity needs during our peak shipping seasons; the introduction of new fleet types or decisions to permanently retire an aircraft fleet from operations; and changes to planned service expansion activities. At May 31, 2025, we had 22 aircraft temporarily idled. These aircraft have been idled for an average of ten months and are expected to return to revenue service in order to meet expected demand.

LEASES. We utilize operating leases to finance certain of our aircraft, facilities, and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. We had $17 billion in operating lease liabilities and $16 billion in related right-of-use assets on the balance sheet as of May 31, 2025. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2025 was 9.7 years.

Our leases generally contain options to extend or terminate the lease. We reevaluate our leases on a regular basis to consider the economic and strategic incentives of exercising the renewal options, and how they align with our operating strategy. Therefore, substantially all the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability as the options to extend are not reasonably certain at lease commencement. Short-term leases with an initial term of 12 months or less are not recognized in the right-of-use asset and lease liability on the consolidated balance sheets.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and our incremental borrowing rate, which approximates the rate at which we would borrow, on a collateralized basis, over the term of a lease in the applicable currency environment. The interest rate implicit in the lease is generally not determinable in transactions where we are the lessee.

The determination of whether a lease is accounted for as a finance lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement allow the lessee to control the underlying leased asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

GOODWILL. We had $6.6 billion of recorded goodwill at May 31, 2025 and $6.4 billion of recorded goodwill at May 31, 2024 from our business acquisitions, representing the excess of the purchase price over the fair value of the net assets acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefits from synergies of the combination and the existing workforce of the acquired business.

Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment that requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. We performed a qualitative assessment of goodwill in the fourth quarter of 2025 and 2024.

As part of our qualitative assessment, we consider changes in the macroeconomic environment such as the general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, and other developments in equity and credit markets.

When we perform quantitative assessments, we compare the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value is estimated using standard valuation methodologies (principally the income or market approach classified as Level 3 within the fair value hierarchy) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates, and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates.

We evaluated each of our reporting units during the fourth quarters of 2025 and 2024 and the estimated fair value of each of our reporting units exceeded their carrying values as of the end of 2025 and 2024; therefore, no impairment was recorded during any of the years presented.

LEGAL AND OTHER CONTINGENCIES

We are subject to various loss contingencies in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Certain pending loss contingencies are described in Note 21 of the accompanying consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of related matters not specifically described in Note 21 is not expected to be material to our financial position, results of operations, or cash flows. The following describes our methods and associated processes for evaluating these matters.

Because of the complex environment in which we operate, we are subject to numerous legal proceedings and claims, including those relating to general commercial matters, governmental enforcement actions, employment-related claims, vehicle accidents, and service providers. Accounting guidance for contingencies requires an accrual of estimated loss from a contingency, such as a non-income tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss has been incurred and the amount of the loss can be reasonably estimated. This guidance also requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable.

During the preparation of our financial statements, we evaluate our contingencies to determine whether it is probable, reasonably possible, or remote that a liability has been incurred. A loss is recognized for all contingencies deemed probable and reasonably estimable. For unresolved contingencies with potentially material exposure that are deemed reasonably possible, we evaluate whether a potential loss or range of loss can be reasonably estimated.

Our evaluation of these matters is the result of a comprehensive process designed to ensure that accounting recognition of a loss or disclosure of these contingencies is made in a timely manner and involves our legal and accounting personnel, as well as external counsel where applicable. The process includes regular communications during each quarter and scheduled meetings shortly before the issuance of our financial statements to evaluate any new legal proceedings and the status of existing matters.

In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors:

- the current status of each matter within the scope and context of the entire lawsuit or proceeding (e.g., the lengthy and complex nature of class-action matters);

- the procedural status of each matter;

- any opportunities to dispose of a lawsuit on its merits before trial (i.e., motion to dismiss or for summary judgment);

- the amount of time remaining before a trial date;

- the status of discovery;

- the status of settlement, arbitration, or mediation proceedings; and

- our judgment regarding the likelihood of success prior to or at trial.

In reaching our conclusions with respect to accrual of a loss or loss contingency disclosure, we take a holistic view of each matter based on these factors and the information available prior to the issuance of our financial statements. Uncertainty with respect to an individual factor or combination of these factors may impact our decisions related to accrual or disclosure of a loss contingency, including a conclusion that we are unable to establish an estimate of possible loss or a meaningful range of possible loss. We update our disclosures to reflect our most current understanding of the contingencies at the time we issue our financial statements. However, events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability or range of possible loss.

Despite the inherent complexity in the accounting and disclosure of contingencies, we believe that our processes are robust and thorough and provide a consistent framework for management in evaluating the potential outcome of contingencies for proper accounting recognition and disclosure.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATES. While we currently have market risk sensitive instruments related to interest rates, we do not have significant exposure to changing interest rates on our long-term debt. As disclosed in Note 7 to the accompanying consolidated financial statements, we had outstanding fixed-rate long-term debt (exclusive of finance leases) with an estimated fair value of $17.2 billion at May 31, 2025 and outstanding fixed-rate long-term debt (exclusive of finance leases) with an estimated fair value of $17.5 billion at May 31, 2024. Market risk for long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $600 million as of May 31, 2025 and approximately $650 million as of May 31, 2024. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have interest rate risk with respect to our pension and postretirement benefit obligations. Changes in interest rates impact our liabilities associated with these retirement plans, as well as the amount of pension and postretirement benefit expense recognized. Declines in the value of plan assets could diminish the funded status of our pension plans and potentially increase our requirement to make contributions to the plans. Substantial investment losses on plan assets would also increase net pension expense. See the "Critical Accounting Estimates — Retirement Plans" section of "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Annual Report for more information.

FOREIGN CURRENCY. While we are a global provider of transportation, e-commerce, and business services, the majority of our transactions during the periods presented in this Annual Report are denominated in U.S. dollars. The principal foreign currency exchange rate risks to which we are exposed relate to the euro, Chinese yuan, British pound, Canadian dollar, Australian dollar, Mexican peso, Hong Kong dollar, and Japanese yen. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenue than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. Foreign currency fluctuations had a slightly positive impact on operating income in 2025 and a slightly negative impact on operating income in 2024. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2025, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $450 million for 2026, assuming operations were consistent with the prior year. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, which is not consistent with our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

We maintain derivative financial instruments to manage foreign currency fluctuations related to probable future transactions and cash flows denominated in currencies other than the currency of the transacting entity, which impacts our exposure to foreign currency exchange risk. Certain derivatives are designated as net investment hedges and the gains or losses on those derivatives are reported in accumulated other comprehensive loss within common stockholders' investment as part of the cumulative translation adjustment. During 2025, we recognized an $86 million loss in other comprehensive income related to our cross-currency swaps, which excludes any impact of deferred income taxes. All other derivatives are accounted for at fair value with any gains or losses recorded in income, and were immaterial in 2025. The income statement impact of the derivatives was immaterial in 2024. For additional discussion of our derivatives, see Note 16 of the accompanying consolidated financial statements.

COMMODITY. While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our indexed fuel surcharges. For additional discussion of our indexed fuel surcharges, see the "Results of Operations and Outlook — Consolidated Results — Fuel" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions, and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct all identified deficiencies. Our procedures for financial reporting include the active involvement of senior management, our Audit and Finance Committee, and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2025.

The effectiveness of our internal control over financial reporting as of May 31, 2025, has been audited by Ernst & Young LLP (PCAOB ID: 42), the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
FedEx Corporation

Opinion on Internal Control Over Financial Reporting

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FedEx Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of May 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in common stockholders' investment for each of the three years in the period ended May 31, 2025, and the related notes and our report dated July 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Memphis, Tennessee

July 21, 2025

To the Stockholders and Board of Directors of
FedEx Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FedEx Corporation (the Company) as of May 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in common stockholders' investment for each of the three years in the period ended May 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

U.S. Pension Projected Benefit Obligation

Description of the Matter	The Company sponsors defined benefit pension plans that provide retirement benefits to certain U.S. employees. At May 31, 2025, the Company's aggregated projected benefit obligation for U.S. pension plans was $26.0 billion, which was less than the $26.6 billion fair value of U.S. pension plan assets, resulting in a funded status of $0.6 billion. As explained in Note 1 and Note 14 to the consolidated financial statements, the Company's projected benefit obligation for the U.S. pension plans is measured using actuarial techniques that reflect management's assumptions for discount rate and demographic experience, such as mortality and retirement ages.
	Auditing the projected benefit obligation of the U.S. pension plans was complex due to the highly judgmental nature and significant effect of the discount rate used in the measurement process. The discount rate has a significant effect on the projected benefit obligation and is developed by utilizing the yield on a theoretical portfolio of high-grade corporate bonds with cash flows that are designed to match expected benefit payments in future years.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process for estimating the projected benefit obligation of the U.S. pension plans, including management's review of the significant assumptions and assessment of the data inputs provided to the actuary.

To test the projected benefit obligation of the U.S. pension plans, our audit procedures included, among others, evaluating the methodologies used, the significant actuarial assumptions described above, and the underlying data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the projected benefit obligation of the U.S. pension plans from the prior year due to the change in service cost, interest cost, actuarial gains, and benefit payments. In addition, we involved our actuarial specialists to assist in evaluating management's methodology for determining the discount rate. As part of this assessment, we compared management's selected discount rate to an independently developed range of reasonable discount rates. Additionally, we compared the projected future cash flows of the U.S. pension plans to the prior year projections and compared the current year benefits paid to the prior year projected cash flows. We also tested the completeness and accuracy of the underlying data, including the participant data provided to management's actuarial specialists.

Valuation of Self-Insurance Accruals

Description of the Matter	At May 31, 2025, the Company's self-insurance accruals reflected in the balance sheet were $5.9 billion. As explained in Note 1 to the consolidated financial statements, self-insurance accruals include costs associated with workers' compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. These accrued liabilities are primarily based on the actuarially estimated cost of claims, including incurred-but-not-reported (IBNR) claims.

Auditing the Company's self-insurance accruals is complex due to the significant measurement uncertainty inherent to the estimate, the application of management judgment, and the use of various actuarial methods. In addition, the accruals are sensitive due to the volume of claims and the amount of time that can pass before the final cost is known.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process for estimating self-insurance accruals, including management's review of actuarial estimates and assessment of data underlying the accruals.

To evaluate the self-insurance accruals, our audit procedures included, among others, testing the completeness and accuracy of the underlying claims data used by the Company. We involved our actuarial specialists to assist in our evaluation of the methodologies applied by management in establishing the actuarially determined accrual and in reviewing the Company's reinsurance contracts by policy year to assess the Company's self-insured retentions, deductibles, and coverage limits. We compared the Company's accrued amounts to a range developed by our actuarial specialists. Furthermore, we compared the Company's historical estimates of expected incurred losses to actual losses experienced during the current year.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee

July 21, 2025

FEDEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS)

	May 31,	
	2025	**2024**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,502	$ 6,501
Receivables, less allowances of $773 and $775	11,368	10,087
Spare parts, supplies, and fuel, less allowances of $308 and $288	602	614
Prepaid expenses and other	914	1,005
Total current assets	18,386	18,207
PROPERTY AND EQUIPMENT, AT COST		
Aircraft and related equipment	31,584	30,525
Package handling and ground support equipment	18,878	17,880
Information technology	9,706	9,203
Vehicles and trailers	10,949	10,568
Facilities and other	16,505	16,215
Total property and equipment, at cost	87,622	84,391
Less accumulated depreciation and amortization	45,980	42,900
Net property and equipment	41,642	41,491
OTHER LONG-TERM ASSETS		
Operating lease right-of-use assets, net	16,453	17,115
Goodwill	6,603	6,423
Other assets	4,543	3,771
Total other long-term assets	27,599	27,309
TOTAL ASSETS	$ 87,627	$ 87,007

The accompanying notes are an integral part of these consolidated financial statements.

FEDEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)

		May 31,		
		2025		2024
LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT				
CURRENT LIABILITIES				
Current portion of long-term debt	$	1,428	$	68
Accrued salaries and employee benefits		2,731		2,673
Accounts payable		3,692		3,189
Operating lease liabilities		2,565		2,463
Accrued expenses		4,995		4,962
Total current liabilities		15,411		13,355
LONG-TERM DEBT, LESS CURRENT PORTION		19,151		20,135
OTHER LONG-TERM LIABILITIES				
Deferred income taxes		4,205		4,482
Pension, postretirement healthcare, and other benefit obligations		1,698		2,010
Self-insurance accruals		4,033		3,701
Operating lease liabilities		14,272		15,053
Other liabilities		783		689
Total other long-term liabilities		24,991		25,935
COMMITMENTS AND CONTINGENCIES				
COMMON STOCKHOLDERS' INVESTMENT				
Common stock, $0.10 par value; 800 million shares authorized; 318 million shares issued as of May 31, 2025 and 2024		32		32
Additional paid-in capital		4,290		3,988
Retained earnings		41,402		38,649
Accumulated other comprehensive loss		(1,362)		(1,359)
Treasury stock, at cost; 80 million shares as of May 31, 2025 and 72 million shares as of May 31, 2024		(16,288)		(13,728)
Total common stockholders' investment		28,074		27,582
TOTAL LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT	$	87,627	$	87,007

The accompanying notes are an integral part of these consolidated financial statements.

FEDEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Years ended May 31,					
		2025		**2024**		**2023**
REVENUE	$	87,926	$	87,693	$	90,155
OPERATING EXPENSES:						
Salaries and employee benefits		31,232		30,961		31,019
Purchased transportation		21,768		20,921		21,790
Rentals and landing fees		4,647		4,571		4,738
Depreciation and amortization		4,264		4,287		4,176
Fuel		3,775		4,710		5,909
Maintenance and repairs		3,245		3,291		3,357
Goodwill and other asset impairment charges		21		157		117
Business optimization and realignment costs		756		582		309
Other		13,001		12,654		13,828
TOTAL OPERATING EXPENSES		82,709		82,134		85,243
OPERATING INCOME		5,217		5,559		4,912
OTHER INCOME (EXPENSE):						
Interest expense		(789)		(745)		(694)
Interest income		363		370		198
Other retirement plans income		713		722		1,054
Other, net		(63)		(70)		(107)
TOTAL OTHER INCOME (EXPENSE)		224		277		451
INCOME BEFORE INCOME TAXES		5,441		5,836		5,363
PROVISION FOR INCOME TAXES		1,349		1,505		1,391
NET INCOME	$	4,092	$	4,331	$	3,972
BASIC EARNINGS PER COMMON SHARE	$	16.96	$	17.41	$	15.60
DILUTED EARNINGS PER COMMON SHARE	$	16.81	$	17.21	$	15.48

The accompanying notes are an integral part of these consolidated financial statements.

FEDEX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN MILLIONS)

	Years ended May 31,		
	2025	**2024**	**2023**
NET INCOME	$ 4,092	$ 4,331	$ 3,972
OTHER COMPREHENSIVE LOSS:			
Foreign currency translation adjustments, net of tax benefits of $13 in 2025, $5 in 2024, and $25 in 2023	2	(60)	(214)
Prior service credit arising during period, net of tax (expense) of $0 in 2025, ($11) in 2024, and $0 in 2023	—	36	—
Amortization of prior service credits and other, net of tax benefit of $6 in 2025, $2 in 2024, and $2 in 2023	(5)	(8)	(10)
TOTAL OTHER COMPREHENSIVE LOSS	(3)	(32)	(224)
COMPREHENSIVE INCOME	$ 4,089	$ 4,299	$ 3,748

The accompanying notes are an integral part of these consolidated financial statements.

FEDEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

		Years ended May 31,				
		2025		2024		2023
OPERATING ACTIVITIES						
Net income	$	4,092	$	4,331	$	3,972
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation and amortization		4,264		4,287		4,176
Provision for uncollectible accounts		521		421		696
Other noncash items including leases and deferred income taxes		3,156		2,919		3,472
Stock-based compensation		154		163		182
Retirement plans mark-to-market adjustments		(515)		(561)		(650)
Goodwill and other asset impairment charges		21		157		117
Business optimization and realignment costs, net of payments		43		26		23
Changes in assets and liabilities:						
Receivables		(1,780)		(270)		782
Other current assets		90		(43)		48
Pension and postretirement healthcare assets and liabilities, net		(553)		(522)		(623)
Accounts payable and other liabilities		(2,445)		(2,553)		(3,331)
Other, net		(12)		(43)		(16)
Cash provided by operating activities		7,036		8,312		8,848
INVESTING ACTIVITIES						
Capital expenditures		(4,055)		(5,176)		(6,174)
Purchase of investments		(262)		(176)		(84)
Proceeds from sale of investments		110		38		—
Proceeds from asset dispositions, and other investing activities, net		115		114		84
Cash used in investing activities		(4,092)		(5,200)		(6,174)
FINANCING ACTIVITIES						
Principal payments on debt		(157)		(147)		(152)
Proceeds from stock issuances		524		491		231
Dividends paid		(1,339)		(1,259)		(1,177)
Purchase of common stock		(3,017)		(2,500)		(1,500)
Other, net		(30)		(11)		1
Cash used in financing activities		(4,019)		(3,426)		(2,597)
Effect of exchange rate changes on cash		76		(41)		(118)
Net decrease in cash and cash equivalents		(999)		(355)		(41)
Cash and cash equivalents at beginning of period		6,501		6,856		6,897
Cash and cash equivalents at end of period	$	5,502	$	6,501	$	6,856

The accompanying notes are an integral part of these consolidated financial statements.

FEDEX CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' INVESTMENT
(IN MILLIONS, EXCEPT SHARE DATA)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at May 31, 2022	$ 32	$ 3,712	$ 32,782	$ (1,103)	$ (10,484)	$ 24,939
Net income	—	—	3,972	—	—	3,972
Other comprehensive loss, net of tax of $27	—	—	—	(224)	—	(224)
Purchases of common stock (9.2 million shares)	—	(82)	—	—	(1,418)	(1,500)
Cash dividends declared ($5.86 per share)	—	—	(1,495)	—	—	(1,495)
Employee incentive plans and other (1.9 million shares issued)	—	139	—	—	257	396
Balance at May 31, 2023	32	3,769	35,259	(1,327)	(11,645)	26,088
Net income	—	—	4,331	—	—	4,331
Other comprehensive loss, net of tax of $4	—	—	—	(32)	—	(32)
Purchases of common stock (9.8 million shares)	—	(22)	—	—	(2,495)	(2,517)
Cash dividends declared ($3.78 per share)	—	—	(941)	—	—	(941)
Employee incentive plans and other (3.1 million shares issued)	—	241	—	—	412	653
Balance at May 31, 2024	32	3,988	38,649	(1,359)	(13,728)	27,582
Net income	—	—	4,092	—	—	4,092
Other comprehensive loss, net of tax of $19	—	—	—	(3)	—	(3)
Purchases of common stock (10.9 million shares)	—	(21)	—	—	(2,999)	(3,020)
Issuance of treasury stock for acquisition	—	42	—	—	48	90
Cash dividends declared ($5.52 per share)	—	—	(1,339)	—	—	(1,339)
Employee incentive plans and other (2.9 million shares issued)	—	281	—	—	391	672
Balance at May 31, 2025	$ 32	$ 4,290	$ 41,402	$ (1,362)	$ (16,288)	$ 28,074

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS SEGMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS SEGMENTS. FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce, and business services, offering integrated business solutions utilizing our flexible, efficient, and intelligent global network. During the fiscal years ended May 31, 2025 and 2024, our primary operating companies were Federal Express Corporation ("Federal Express"), the world's largest express transportation company and a leading North American provider of small-package ground delivery services, and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight transportation services.

In connection with our one FedEx consolidation plan, on June 1, 2024, FedEx Ground Package System, Inc. ("FedEx Ground") and FedEx Corporate Services, Inc. ("FedEx Services") were merged into Federal Express, becoming a single company operating a unified, fully integrated air-ground express network under the respected FedEx brand. FedEx Freight continues to provide LTL freight transportation services as a separate subsidiary. Beginning in the first quarter of 2025, Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Additionally, the results of FedEx Custom Critical, Inc. ("FedEx Custom Critical") are included in the FedEx Freight segment instead of the Federal Express segment in 2025. Prior-year amounts were revised to reflect this presentation.

We evaluated our reporting units with significant recorded goodwill during the fourth quarter of 2024, and the estimated fair value of each reporting unit exceeded its carrying value as of the end of 2024 immediately before our one FedEx consolidation. We reevaluated the conclusion of our 2024 goodwill impairment tests as of June 1, 2024 immediately after our one FedEx consolidation and concluded that the estimated fair values of our reporting units with significant goodwill continued to exceed their respective carrying values.

In December 2024, we announced that FedEx's Board of Directors decided to pursue a full separation of FedEx Freight through the capital markets, creating a new publicly traded company. The transaction, which would be implemented through the spin-off of shares of the new company to FedEx stockholders, is expected to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026.

FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2025 or ended May 31 of the year referenced, and comparisons are to the corresponding period of the prior year.

In January 2025, the Board of Directors approved a change in FedEx's fiscal year end from May 31 to December 31. The fiscal year change will be effective for the period beginning June 1, 2026.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION.

Satisfaction of Performance Obligation

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. generally accepted accounting principles ("GAAP"). To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. For most of our contracts, the customer contracts with us to provide distinct services within a single contract, primarily transportation services. Substantially all of our contracts with customers for transportation services include only one performance obligation, the transportation services themselves. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard transportation services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

For transportation services, revenue is recognized over time as we perform the services in the contract because of the continuous transfer of control to the customer. Our customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We use the cost-to-cost measure of progress for our package delivery contracts because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue, including ancillary or accessorial fees and reductions for estimated customer incentives, is recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs. For our FedEx Freight and freight forwarding contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the transfer of control to the customer.

We also provide customized customer-specific solutions, such as supply chain management solutions and inventory and service parts logistics, through which we provide the service of integrating a complex set of tasks and components into a single capability. For these arrangements, the majority of which are conducted by our FedEx Logistics, Inc. ("FedEx Logistics") operating segment, the entire contract is accounted for as one performance obligation. For these performance obligations, we typically have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date, and as such we recognize revenue in the amount to which we have a right to invoice the customer.

Contract Modification

Contracts are often modified to account for changes in the rates we charge our customers or to add additional distinct services. We consider contract modifications to exist when the modification either creates new enforceable rights and obligations or alters the existing arrangement. Contract modifications that add distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Variable Consideration

Certain contracts contain customer incentives, guaranteed service refunds, and other provisions that can either increase or decrease the transaction price. These incentives are generally awarded based upon achieving certain performance metrics. We estimate variable consideration as the most likely amount to which we expect to be entitled. We include estimated amounts of revenue, which may be reduced by incentives or other contract provisions, in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of anticipated customer spending and all information (historical, current, and forecasted) that is reasonably available to us.

Principal vs. Agent Considerations

Transportation services are provided with the use of employees and independent businesses that contract with FedEx. GAAP requires us to evaluate whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on our evaluation of the control model, we determined that FedEx is the principal to the transaction for most of these services and revenue is recognized on a gross basis based on the transfer of control to the customer. Costs associated with independent businesses providing transportation services are recognized as incurred and included within "Purchased transportation" in the accompanying consolidated statements of income.

Our contract logistics, global trade services, and certain transportation businesses engage in certain transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as we have an unconditional right to payment only once all performance obligations have been completed (e.g., packages have been delivered). Contract assets are generally classified as current, and the full balance is converted each quarter based on the short-term nature of the transactions. Our contract liabilities consist of advance payments and billings in excess of revenue. The full balance of deferred revenue is converted each quarter based on the short-term nature of the transactions.

Gross contract assets related to in-transit shipments totaled $673 million and $672 million at May 31, 2025 and May 31, 2024, respectively. Contract assets net of deferred unearned revenue were $526 million and $463 million at May 31, 2025 and May 31, 2024, respectively. Contract assets are included within "Receivables" in the accompanying consolidated balance sheets. Contract liabilities related to advance payments from customers were $23 million and $23 million at May 31, 2025 and May 31, 2024, respectively. Contract liabilities are included within "Accrued expenses" in the accompanying consolidated balance sheets.

Payment Terms

Certain of our revenue-producing transactions are subject to taxes and duties, such as sales tax, assessed by governmental authorities. We present these revenues net of tax. Under the typical payment terms of our customer contracts, the customer pays at periodic intervals (e.g., every 15 days, 30 days, 45 days, etc.) for shipments included on invoices received. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our revenue contracts with customers.

Disaggregation of Revenue

See <u>Note 15</u> for disclosure of disaggregated revenue for the periods ended May 31. This presentation is consistent with how we organize our segments internally for making operating decisions and measuring performance.

CREDIT RISK. We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms, and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and the impact of current economic conditions. Historically, credit losses have been within management's expectations.

ADVERTISING. Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $425 million in 2025, $421 million in 2024, and $435 million in 2023.

CASH EQUIVALENTS. Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES, AND FUEL. Spare parts (principally aircraft-related) are reported at weighted-average cost. Allowances for obsolescence are provided for spare parts currently identified as excess or obsolete as well as expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. The majority of our supplies and fuel are reported at weighted-average cost.

PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements, and flight equipment modifications are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Expenditures for equipment overhaul costs of engines or airframes prior to their operational use are capitalized as part of the cost of such assets as they are costs required to ready the asset for its intended use. Maintenance and repairs costs are charged to expense as incurred, except for certain aircraft engine maintenance costs incurred under third-party service agreements. These agreements result in costs being expensed based on cycles or hours flown and are subject to annual escalation. These service contracts transfer risk to third-party service providers and generally fix the amount we pay for maintenance to the service provider as a rate per cycle or flight hour, in exchange for maintenance and repairs under a predefined maintenance program. We capitalize certain direct internal and external costs associated with the development of internal-use software, including implementation of cloud computing service arrangements. Gains and losses on sales of property used in operations are classified within operating expenses and historically have been nominal.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable.

The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

		Net Book Value at May 31,	
	Range	2025	2024
Wide-body aircraft and related equipment	18 to 30 years	$ 18,202	$ 17,936
Narrow-body and feeder aircraft and related equipment	5 to 30 years	1,750	1,849
Package handling and ground support equipment	3 to 15 years	7,573	7,607
Information technology	3 to 7 years	1,568	1,722
Vehicles and trailers	3 to 15 years	4,075	4,053
Facilities and other	1 to 33 years	8,474	8,324

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 18 to 30 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment.

Depreciation and amortization expense, excluding gains and losses on sales of property and equipment used in operations, was $4.3 billion in 2025, $4.3 billion in 2024, and $4.2 billion in 2023. Depreciation and amortization expense includes amortization of assets under finance leases.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use, is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $55 million in 2025, $81 million in 2024, and $77 million in 2023.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

We operate integrated transportation networks so cash flows for most of our operating assets to be held and used are assessed at a network level, not at an individual asset level, for our analysis of impairment.

In 2025 we made the decision to permanently retire from service 12 aircraft and eight related engines, resulting in a noncash impairment charge of $21 million ($16 million, net of tax, or $0.06 per diluted share). These retirements included two Boeing 757-200 aircraft, seven Airbus A300-600 aircraft, three Boeing MD-11 aircraft, and align with Federal Express's fleet reduction and modernization strategy as we continue to improve our global network efficiency and better align air network capacity with anticipated demand. All of these permanently retired aircraft were temporarily idled and not in revenue service.

In 2024, we made the decision to permanently retire from service 22 Boeing 757-200 aircraft and seven related engines to align with Federal Express's fleet reduction and modernization strategy. As a consequence of this decision, a noncash impairment charge of $157 million ($120 million, net of tax, or $0.48 per diluted share) was recorded in 2024.

In 2023, we made the decision to permanently retire from service 12 Boeing MD-11F aircraft and 25 related engines, four Boeing 757-200 aircraft and one related engine, and two Airbus A300-600 aircraft and eight related engines for the same reasons stated above. As a consequence of this decision, a noncash impairment charge of $70 million ($54 million, net of tax, or $0.21 per diluted share) was recorded in 2023.

In 2023 we accelerated the retirement of the entire Boeing MD-11 fleet by the end of 2028. In 2025 we made the decision to extend the retirement plan to have the fleet retired by the end of 2032 to better align air network capacity of Federal Express to match current and anticipated shipment volumes. As a result of this decision, we had a net decrease in depreciation expense in 2025 of $19 million.

In the normal management of our aircraft fleet, we routinely idle aircraft and engines temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. Temporarily idled assets are classified as available-for-use, and we continue to record depreciation expense associated with these assets. These temporarily idled assets are assessed for impairment and remaining life on a quarterly basis. The criteria for determining whether an asset has been permanently removed from service (and, as a result, is potentially impaired) include, but are not limited to, our global economic outlook and the impact of our outlook on our current and projected volume levels, including capacity needs during our peak shipping seasons; the introduction of new fleet types or decisions to permanently retire an aircraft fleet from operations; and changes to planned service expansion activities. At May 31, 2025, we had 22 aircraft temporarily idled. These aircraft have been idled for an average of ten months and are expected to return to revenue service in order to meet expected demand.

GOODWILL. Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefits from synergies of the combination and the existing workforce of the acquired business. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to test goodwill for impairment, including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates, and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. See Note 5 for additional information.

INTANGIBLE ASSETS. Intangible assets primarily include customer relationships, technology assets, and trademarks acquired in business combinations. Intangible assets are amortized over periods ranging from 1 to 15 years, either on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. See Note 5 for additional information.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS. Our defined benefit pension and other postretirement benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, investment returns on plan assets, salary increases, expected retirement, mortality, and employee turnover. We determine the discount rate (which is required to be the rate at which the projected benefit obligation ("PBO") could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that are designed to match our expected benefit payments in future years. We use the fair value of plan assets to calculate the expected return on assets ("EROA") for interim and segment reporting purposes. Our EROA is a judgmental estimate which is reviewed on an annual basis and revised as appropriate.

The accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans requires recognition in the balance sheet of the funded status of these plans. We use "mark-to-market" (or "MTM") accounting and immediately recognize changes in the fair value of plan assets and actuarial gains or losses in our results annually in the fourth quarter each year. The annual MTM adjustment is recognized at the corporate level and does not impact segment results. The remaining components of pension and postretirement healthcare expense, primarily service and interest costs and the EROA, are recorded on a quarterly basis. Only service cost is recognized in segment level operating results.

INCOME TAXES. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates to make this determination and, as a result, there is a risk that these estimates will have to be revised as new information is received. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. We believe we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in the consolidated balance sheets that are not subject to valuation allowances. We record the taxes for global intangible low-taxed income as a period cost.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The noncurrent portion of our income tax liabilities and accrued interest and penalties are included within "Other liabilities" in the accompanying consolidated balance sheets.

SELF-INSURANCE ACCRUALS. We are self-insured for costs associated with workers' compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. Accruals are primarily based on the actuarially estimated cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, and long-term disability are included within "Accrued expenses" in the accompanying consolidated balance sheets. We self-insure up to certain limits that vary by operating company and type of risk. Claims costs are recognized on a gross basis and a receivable is recorded for amounts covered by third-party insurance. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

We are also self-insured for certain short-term employee healthcare claims, which are included within "Accrued expenses" in the accompanying consolidated balance sheets.

LEASES. We lease certain facilities, aircraft, equipment, and vehicles under operating and finance leases. A determination of whether a contract contains a lease is made at the inception of the arrangement. Our leased facilities include national, regional, and metropolitan sorting facilities; retail facilities; and administrative buildings.

Our leases generally contain options to extend or terminate the lease. We reevaluate our leases on a regular basis to consider the economic and strategic incentives of exercising the renewal options, and how they align with our operating strategy. Therefore, substantially all the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability as the options to extend are not reasonably certain at lease commencement. Short-term leases with an initial term of 12 months or less are not recognized in the right-of-use asset and lease liability within the consolidated balance sheets.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and our incremental borrowing rate, which approximates the rate at which we would borrow, on a collateralized basis, over the term of a lease in the applicable currency environment. The interest rate implicit in the lease is generally not determinable in transactions where we are the lessee.

For real estate leases, we account for lease components and non-lease components (such as common area maintenance) as a single lease component. Certain real estate leases require additional payments based on sales volume and index-based rate increases, as well as reimbursement for real estate taxes, common area maintenance, and insurance, which are expensed as incurred as variable lease costs. Certain leases contain fixed lease payments for items such as real estate taxes, common area maintenance, and insurance. These fixed payments are considered part of the lease payment and included in the right-of-use asset and lease liability. See Note 8 for additional information.

DERIVATIVE FINANCIAL INSTRUMENTS. We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risk, even though hedge accounting does not apply or we elect not to apply hedge accounting. We are not subject to any master netting agreements.

SUPPLIER FINANCE PROGRAM. We offer voluntary Supply Chain Finance ("SCF") programs through financial institutions to certain of our suppliers. We agree to commercial terms with our suppliers, including prices, quantities, and payment terms, and they issue invoices to us based on the agreed-upon contractual terms. If our suppliers choose to participate in the SCF programs, they determine which invoices, if any, to sell to the financial institutions to receive an early discounted payment, while we settle the invoice amount with the financial institutions on the payment due dates. We guarantee these payments with the financial institutions.

Amounts due to our suppliers that participate in the SCF programs are included within "Accounts payable" in the accompanying consolidated balance sheets. We have been informed by the participating financial institutions that as of May 31, 2025 and May 31, 2024, suppliers have been approved to sell to them $71 million and $94 million, respectively, of our outstanding payment obligations. A rollforward of obligations confirmed and paid during the years ended May 31 is presented below (in millions):

	2025	2024
Confirmed obligations outstanding at the beginning of the year	$ 94	$ 83
Invoices confirmed during the year	625	686
Confirmed invoices paid during the year	(651)	(678)
Currency translation adjustments	3	3
Confirmed obligations outstanding at the end of the year	$ 71	$ 94

FOREIGN CURRENCY TRANSLATION. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss ("AOCL") within "Common stockholders' investment" in the accompanying consolidated balance sheets. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included within "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS. Our pilots, who are a small number of our total employees, are represented by the Air Line Pilots Association, International ("ALPA") and are employed under a collective bargaining agreement that took effect on November 2, 2015. The agreement became amendable in November 2021. Bargaining for a successor agreement began in May 2021, and in November 2022 the National Mediation Board ("NMB") began actively mediating the negotiations. In July 2023, the pilots failed to ratify the tentative successor agreement that was approved by ALPA's FedEx Master Executive Council the prior month. Bargaining for a successor agreement continues. In April 2024, the NMB rejected ALPA's request for a proffer of arbitration. The conduct of mediated negotiations has no effect on our operations. Once a new agreement is ratified, we may amend our pension plan offered to the pilots, which would result in a remeasurement of our pension benefit obligation.

INVESTMENTS IN EQUITY AND DEBT SECURITIES. Investments in equity securities with a readily determinable fair value are carried at fair value. For equity securities without readily determinable fair values that qualify for the net asset value ("NAV") practical expedient, we have elected to apply the NAV practical expedient to estimate fair value. Changes in fair value are included in "Other income (expense)" in the accompanying consolidated statements of income.

We apply the measurement alternative to all other investments in equity securities without a readily determinable fair value. Under the measurement alternative these equity securities are accounted for at cost, with adjustments for observable changes in prices and impairments included within "Other income (expense)" in the accompanying consolidated statements of income. We perform a qualitative assessment each reporting period to evaluate whether these equity securities are impaired. Our assessment includes a review of recent operating results and trends and other publicly available data. If an investment is impaired, we write it down to its estimated fair value.

Investments in debt securities, which are considered short-term investments, are classified as "available-for-sale" and are carried at fair value. Realized gains and losses on available-for-sale debt securities are included within "Other income (expense)" in the accompanying consolidated statements of income while unrealized gains and losses, net of tax, are included within AOCL in the accompanying consolidated balance sheet.

Investments in equity securities and debt securities are included within "Other assets" and "Prepaid expenses and other," respectively, in the accompanying consolidated balance sheets.

STOCK-BASED COMPENSATION. The accounting guidance related to share-based payments requires recognition of compensation expense for stock-based awards using a fair value method. We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards and restricted stock units ("RSUs") are based on the stock price of the award on the grant date. We record stock-based compensation expense within "Salaries and employee benefits" in the accompanying consolidated statements of income. We issue new shares or treasury shares from stock repurchases to cover employee stock option exercises and restricted stock grants. Shares not issued for restricted stock grants are available to be issued for stock option grants.

TREASURY SHARES. In December 2021, our Board of Directors authorized a stock repurchase program of up to $5.0 billion of FedEx common stock. In March 2024, our Board of Directors authorized a new stock repurchase program for additional repurchases of up to $5.0 billion of FedEx common stock. As of June 1, 2024, $5.1 billion remained available to be used for repurchases under the 2021 and 2024 programs.

During 2025, we repurchased 10.9 million shares of FedEx common stock under accelerated share repurchase ("ASR") transactions with two banks and open market transactions at an average price of $274.34 per share for a total of $3.0 billion. Share repurchases had a benefit of $0.44 per diluted share in 2025. In fiscal 2026 we have completed $500 million of share repurchases through open market transactions and as of July 21, 2025, $1.6 billion remained available to be used for repurchases under the 2024 program, which is the only program that currently exists. During 2024, we repurchased 9.8 million shares of FedEx common stock at an average price of $255.34 per share for a total of $2.5 billion. During 2023, we repurchased 9.2 million shares of FedEx common stock at an average price of $163.39 per share for a total of $1.5 billion.

The final number of shares delivered upon settlement of the ASR agreements was determined based on a discount to the volume-weighted average price of our stock during the term of the transaction. The repurchased shares were accounted for as a reduction within "Common stockholders' investment" in the accompanying consolidated balance sheets and resulted in a reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted earnings per share.

Shares under the 2024 repurchase program may be repurchased from time to time in the open market or in privately negotiated transactions. The timing and volume of repurchases are at the discretion of management, based on the capital needs of the business, the market price of FedEx common stock, and general market conditions. No time limits were set for the completion of the programs, however the programs may be suspended or discontinued at any time.

DIVIDENDS DECLARED PER COMMON SHARE. On June 9, 2025, our Board of Directors declared a quarterly cash dividend of $1.45 per share of common stock. The dividend was paid on July 8, 2025 to stockholders of record as of the close of business on June 23, 2025. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis. There are no material restrictions on our ability to declare dividends, nor are there any material restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances.

BUSINESS OPTIMIZATION AND REALIGNMENT COSTS. In the second quarter of 2023, we announced DRIVE, a comprehensive program to improve long-term profitability. This program includes a business optimization plan to drive efficiency within and among our transportation segments, lower our overhead and support costs, and transform our digital capabilities. We have commenced our plan to consolidate our sortation facilities and equipment, reduce pickup-and-delivery routes, and optimize our enterprise linehaul network by moving beyond discrete collaboration to an end-to-end optimized network through Network 2.0, the multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada.

We have implemented Network 2.0 optimization in approximately 290 locations in the U.S and Canada as of May 31, 2025. Service providers will handle the pickup and delivery of Federal Express packages in some locations while employee couriers will handle others. We completed Canada's implementation of Network 2.0 in the fourth quarter of 2025.

In June 2024, Federal Express announced a workforce reduction plan in Europe as part of its ongoing measures to reduce structural costs. The plan will impact approximately 1,400 employees in Europe across back-office and commercial functions. The execution of the plan is subject to a consultation process that is expected to occur over an 18-month period in accordance with local country processes and regulations. We expect savings from the plan to be approximately $150 million on an annualized basis beginning in calendar 2026.

We expect the pre-tax cost of the severance benefits and legal and professional fees to be provided under and related to our workforce reduction plan in Europe to range from $250 million to $275 million in cash expenditures through fiscal 2026. The timing and amount of our business optimization expenses and the related cost savings from the workforce reduction plan may change as we revise and implement our plans. The identification of costs as business optimization-related expenditures is subject to our disclosure controls and procedures.

We incurred business optimization costs of $756 million ($577 million, net of tax, or $2.37 per diluted share) in 2025, including $235 million of costs related to the workforce reduction plan in Europe. These costs were primarily related to professional services and severance, and are included in Federal Express and Corporate, other, and eliminations. We incurred costs associated with our business optimization activities of $582 million ($444 million, net of tax, or $1.77 per diluted share) in 2024. These costs were primarily related to professional services and severance and are included in Corporate, other, and eliminations and Federal Express. We incurred costs associated with our business optimization activities of $273 million ($209 million, net of tax, or $0.81 per diluted share) in 2023. These costs were primarily related to consulting services, severance, professional fees, and idling our operations in Russia. These business optimization costs are included in Corporate, other, and eliminations and Federal Express. The aggregate pre-tax cost of our business optimization activities was $1.6 billion through 2025.

In 2021, Federal Express announced a workforce reduction plan in Europe related to the network integration of TNT Express. The plan affected approximately 5,000 employees in Europe across operational teams and back-office functions and was completed during 2023. We incurred costs of $36 million ($27 million, net of tax, or $0.11 per diluted share) in 2023 associated with our business realignment activities. These costs were related to certain employee severance arrangements. Payments under this program totaled approximately $118 million in 2023. The cumulative pre-tax cost of our business realignment activities was approximately $430 million. We did not incur any costs related to business realignment activities in 2024 or 2025.

FEDEX FREIGHT SPIN-OFF COSTS. We incurred costs related to the planned spin-off of FedEx Freight of $56 million ($44 million, net of tax, or $0.18 per diluted share) in 2025. These costs are included in Corporate, other, and eliminations and consist of $38 million of professional and legal fees included within "Other" operating expenses and $18 million related to the debt exchange offer and consent solicitation transactions discussed in Note 7 included within "Other, net" in the accompanying consolidated statements of income. We did not incur any FedEx Freight spin-off costs in 2024.

USE OF ESTIMATES. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses, and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include self-insurance accruals, retirement plan obligations, long-term incentive accruals, tax liabilities, loss contingencies, litigation claims, impairment assessments on long-lived assets (including goodwill) that rely on projections of future cash flows, and purchase price allocations.

NOTE 2: RECENT ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly affect our reported results and the comparability of our financial statements. We believe the following new accounting guidance is relevant to the readers of our financial statements.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. We adopted this standard effective June 1, 2024 (fiscal 2025). The adoption of this standard did not have a material effect on our consolidated financial statements or internal controls. See Note 15 for further discussion about segment reporting.

New Accounting Standards and Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024 (fiscal 2026). We are assessing the effect of this update on our consolidated financial statements and related disclosures.

In March 2024, the Securities and Exchange Commission ("SEC") adopted final rules requiring public entities to provide certain climate-related information in their registration statements and annual reports. As part of the disclosures, entities would have been required to quantify certain effects of severe weather events and other natural conditions in a note to their audited financial statements. The rules were originally scheduled to be effective for annual periods beginning in calendar 2025. In April 2024, the SEC voluntarily stayed implementation of the final rules pending certain legal challenges and in February 2025 requested that the court not schedule the matter for argument in order to allow time for the SEC to determine appropriate next steps. In March 2025, the SEC withdrew its defense of the rules. We are currently evaluating the status of these rules and the related litigation.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories at interim and annual reporting periods. The update will be effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. We are assessing the effect of this update on our consolidated financial statements and related disclosures.

Other accounting pronouncements issued, but not effective until after May 31, 2025, are not expected to have a material impact on our consolidated financial statements, related disclosures, or internal controls.

NOTE 3: CREDIT LOSSES

We are exposed to credit losses primarily through our trade receivables. We assess ability to pay for certain customers by conducting a credit review, which considers the customer's established credit rating and our assessment of creditworthiness. We determine the allowance for credit losses on accounts receivable using a combination of specific reserves for accounts that are deemed to exhibit credit loss indicators and general reserves that are determined using loss rates based on historical write-offs by geography and recent forecast information, including underlying economic expectations. We update our estimate of credit loss reserves quarterly.

Credit losses were $521 million in 2025, $421 million in 2024, and $696 million in 2023. Our allowance for credit losses was $438 million at May 31, 2025 and $436 million at May 31, 2024.

NOTE 4: BUSINESS COMBINATIONS

On February 4, 2025, we acquired RouteSmart Technologies, Inc. ("RouteSmart"), a global leader in route planning and optimization solutions, for $113 million in FedEx common shares from treasury stock and cash from operations. The majority of the purchase price was allocated to intangible assets and goodwill. The financial results of RouteSmart are included in the FedEx Dataworks, Inc. ("FedEx Dataworks") operating segment under "Corporate, other and eliminations" from the date of acquisition and were not material to our results of operations or financial condition; therefore, pro forma financial information has not been provided.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL. The carrying amount of goodwill attributable to each reportable operating segment and changes therein are as follows (in millions):

	Federal Express Segment	FedEx Freight Segment	Corporate, Other, and Eliminations	Total
Goodwill at May 31, 2023	$ 5,781	$ 771	$ 1,961	$ 8,513
Accumulated impairment charges	—	(133)	(1,945)	(2,078)
Balance as of May 31, 2023	5,781	638	16	6,435
Other[1]	(12)	—	—	(12)
Balance as of May 31, 2024	5,769	638	16	6,423
Goodwill acquired[2]	38	—	—	38
Other[1]	142	—	—	142
Balance as of May 31, 2025	$ 5,949	$ 638	$ 16	$ 6,603
Accumulated goodwill impairment charges as of May 31, 2025	$ —	$ (133)	$ (1,945)	$ (2,078)

[1] Primarily currency translation adjustments.

[2] Goodwill acquired related to the acquisition of RouteSmart Technologies. See Note 4 for more information.

We evaluated each of our reporting units during the fourth quarters of 2025 and 2024 and the estimated fair value of each of our reporting units exceeded their carrying values as of the end of 2025 and 2024; therefore, no impairment was recorded during any of the years presented.

In connection with our annual impairment testing of goodwill conducted in the fourth quarter of 2023, we recorded an impairment charge of $36 million for all of the goodwill attributable to our FedEx Dataworks reporting unit. The key factors contributing to the goodwill impairment were underperformance of the ShopRunner business during 2023, including base business erosion, and the failure to attain the level of operating synergies and revenue and profit growth anticipated at the time of acquisition. Based on these factors, our outlook for the business changed in the fourth quarter of 2023.

OTHER INTANGIBLE ASSETS. The summary of our intangible assets and related accumulated amortization at May 31, 2025 and 2024 is as follows (in millions):

	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 580	$ (454)	$ 126	$ 570	$ (405)	$ 165
Technology	132	(53)	79	62	(46)	16
Trademarks and other	1	(1)	—	1	(1)	—
Total	$ 713	$ (508)	$ 205	$ 633	$ (452)	$ 181

As part of our review of long-lived assets in the fourth quarter of 2025 and 2024, there were no impairments recorded for our reporting units. During the fourth quarter of 2023, we recognized an $11 million asset impairment charge related to customer relationships from the ShopRunner acquisition.

Amortization expense for intangible assets was $48 million in 2025, $47 million in 2024, and $52 million in 2023.

Expected amortization expense for the next five years is as follows (in millions):

2026	$ 54
2027	53
2028	50
2029	11
2030	$ 10

NOTE 6: SELECTED CURRENT LIABILITIES

The components of selected current liability captions at May 31 were as follows (in millions)

	2025	2024
Accrued salaries and employee benefits		
Salaries	$ 1,083	$ 757
Employee benefits, including variable compensation	796	977
Compensated absences	852	939
	$ 2,731	$ 2,673
Accrued expenses		
Self-insurance accruals	$ 1,858	$ 1,931
Taxes other than income taxes	372	334
Other	2,765	2,697
	$ 4,995	$ 4,962

NOTE 7: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long-term debt (net of discounts and debt issuance costs), along with maturity dates for the years subsequent to May 31, 2025, are as follows (in millions):

			May 31,	
	Interest Rate %	Maturity	2025	2024
Senior secured debt:				
	1.875	2034	$ 729	$ 780
Senior unsecured debt:				
	3.25	2026	749	748
	3.40	2028	498	498
	4.20	2029	398	398
	3.10-4.25	2030	1,738	1,739
	2.40	2031	992	992
	4.90	2034	496	497
	3.90	2035	495	495
	3.25	2041	740	740
	3.875-4.10	2043	985	986
	5.10	2044	742	743
	4.10	2045	641	642
	4.55-4.75	2046	2,462	2,464
	4.40	2047	736	737
	4.05	2048	986	987
	4.95	2049	835	836
	5.25	2050	1,225	1,227
	4.50	2065	245	246
	7.60	2098	237	237
Euro senior unsecured debt:				
	0.45	2026	569	542
	1.625	2027	1,422	1,353
	0.45	2029	679	647
	1.30	2032	566	539
	0.95	2033	734	699
Total senior unsecured debt			19,170	18,992
Finance lease obligations			680	431
			20,579	20,203
Less current portion			1,428	68
			$ 19,151	$ 20,135

Interest on our U.S. dollar fixed-rate notes is paid semi-annually. Interest on our euro fixed-rate notes is paid annually. The weighted-average interest rate on long-term debt was 3.5% as of May 31, 2025. Long-term debt, including current maturities and exclusive of finance leases, had estimated fair values of $17.2 billion at May 31, 2025 and $17.5 billion at May 31, 2024. The estimated fair values were determined based on quoted market prices and the current rates offered for debt with similar terms and maturities. The fair value of our long-term debt is classified as Level 2 within the fair value hierarchy. This classification is defined as a fair value determined using market-based inputs other than quoted prices that are observable for the liability, either directly or indirectly.

We have a shelf registration statement filed with the SEC that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock and allows pass-through trusts formed by Federal Express to sell, in one or more future offerings, pass-through certificates.

Federal Express has issued $970 million of Pass-Through Certificates, Series 2020-1AA (the "Certificates") with a fixed interest rate of 1.875% due in February 2034 utilizing pass-through trusts. The Certificates are secured by 19 Boeing aircraft with a net book value of $1.6 billion at May 31, 2025. The payment obligations of Federal Express in respect of the Certificates are fully and unconditionally guaranteed by FedEx.

The following table sets forth the future scheduled principal payments due by fiscal year on our long-term debt (in millions):

	Debt Principal
2026	$ 1,371
2027	1,476
2028	552
2029	1,135
2030	1,802
Thereafter	13,777
Subtotal	20,113
Discount and debt issuance costs	$ (214)
Total debt	$ 19,899

Exchange Offers and Consent Solicitations

In January 2025, in connection with the planned separation of FedEx Freight, we commenced offers to exchange any and all of $16.2 billion of FedEx's outstanding senior notes (22 series in total) for new notes to be issued by FedEx. Concurrently with the exchange offers, we also solicited consents from eligible holders of such notes to adopt certain proposed amendments to each of the indentures governing such notes to provide for the automatic and unconditional release and discharge of the guarantee of FedEx Freight with respect to that series of notes at the time FedEx Freight ceases to be a subsidiary of FedEx in connection with the planned separation (the "Proposed Amendments").

We completed the exchange offers and consent solicitations in February 2025. An aggregate of $10.7 billion principal amount of U.S. dollar-denominated notes and €940 million principal amount of euro-denominated notes were validly tendered and not properly withdrawn, and the requisite consents were received to adopt the Proposed Amendments with respect to an aggregate of $15.9 billion principal amount of our outstanding senior notes (21 of the 22 series in scope). The new notes issued in connection with the exchange offer have the same interest rate, interest payment dates, maturity date, and optional redemption provisions as the corresponding series of existing notes; provided that (a) the methodology for calculating any make-whole redemption price for the USD-denominated notes will reflect the SIFMA model provisions and (b) FedEx will be permitted to deliver notices of redemption that are subject to one or more conditions precedent with respect to the notes.

Credit Agreements

We have a $1.75 billion three-year credit agreement (the "Three-Year Credit Agreement") and a $1.75 billion five-year credit agreement (the "Five-Year Credit Agreement" and together with the Three-Year Credit Agreement, the "Credit Agreements"). The Three-Year Credit Agreement and the Five-Year Credit Agreement expire in March 2027 and March 2029, respectively, and each has a $125 million letter of credit sublimit. The Credit Agreements are available to finance our operations and other cash flow needs. As of May 31, 2025, no amounts were outstanding under the Credit Agreements, no commercial paper was outstanding, and we had $250 million of the letter of credit sublimit unused under the Credit Agreements. Outstanding commercial paper reduces the amount available to borrow under the Credit Agreements.

Our Credit Agreements contain a financial covenant requiring us to maintain a ratio of debt (excluding up to $500 million of unrestricted cash and cash equivalents) to consolidated earnings (excluding noncash retirement plans mark-to-market adjustments, noncash pension service costs, noncash asset impairment charges, business optimization and restructuring expenses, and pro forma cost savings and synergies associated with an acquisition) before interest, taxes, depreciation, and amortization ("adjusted EBITDA") of not more than 3.5 to 1.0, calculated as of the last day of each fiscal quarter on a rolling four-quarters basis. The aggregate amount of adjustments for business optimization and restructuring expenses and pro forma cost savings and synergies associated with an acquisition may not exceed 10% of adjusted EBITDA (calculated after giving effect to any such addback and such cap and all other permitted addbacks and adjustments) in any period. Additionally, following the consummation of an acquisition for which the aggregate cash consideration is at least $250 million, FedEx may elect to increase the ratio to 4.0 to 1.0 with respect to the last day of the fiscal quarter during which such acquisition is consummated and the last day of each of the immediately following three consecutive fiscal quarters, provided that there must be at least two consecutive fiscal quarters between such elections during which the ratio is 3.5 to 1.0. The ratio of our debt to adjusted EBITDA was 1.9 to 1.0 at May 31, 2025.

The financial covenant discussed above is the only significant restrictive covenant in the Credit Agreements. The Credit Agreements contain other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business. We are in compliance with the financial covenant and all other covenants in the Credit Agreements and do not expect the covenants to affect our operations, including our liquidity or expected funding needs. If we failed to comply with the financial covenant or any other covenants in the Credit Agreements, our access to financing could become limited. Our commercial paper program is backed by unused commitments under the Credit Agreements.

NOTE 8: LEASES

The following table is a summary of the components of net lease cost for the period ended May 31 (in millions)

	2025	2024
Operating lease cost	$ 3,421	$ 3,326
Finance lease cost:		
Amortization of right-of-use assets	31	30
Interest on lease liabilities	17	24
Total finance lease cost	48	54
Short-term lease cost	484	494
Variable lease cost	1,840	1,714
Net lease cost	$ 5,793	$ 5,588

Supplemental cash flow information related to leases for the period ended May 31 is as follows (in millions):

	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows paid for operating leases	$ 3,422	$ 3,319
Operating cash flows paid for interest portion of finance leases	17	15
Financing cash flows paid for principal portion of finance leases	101	80
Right-of-use assets obtained in exchange for new operating lease liabilities	1,945	2,083
Right-of-use assets obtained in exchange for new finance lease liabilities	352	10

Supplemental balance sheet information related to leases as of May 31 is as follows (dollars in millions):

	2025	2024
Operating leases:		
Operating lease right-of-use assets, net	$ 16,453	$ 17,115
Current portion of operating lease liabilities	$ 2,565	$ 2,463
Operating lease liabilities	14,272	15,053
Total operating lease liabilities	$ 16,837	$ 17,516
Finance leases:		
Net property and equipment	$ 621	$ 373
Current portion of long-term debt	$ 59	$ 18
Long-term debt, less current portion	621	413
Total finance lease liabilities	$ 680	$ 431
Weighted-average remaining lease term:		
Operating leases	9.7	9.5
Finance leases	19.6	29.8
Weighted-average discount rate:		
Operating leases	3.98 %	3.79 %
Finance leases	3.90 %	3.63 %

We utilize certain aircraft, land, facilities, retail locations, and equipment under finance and operating leases that expire at various dates through 2078. We leased less than 1% of our total aircraft fleet under operating leases as of May 31, 2025 and less than 1% as of May 31, 2024. A portion of our supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional, and metropolitan sorting facilities; retail facilities; and administrative buildings.

A summary of future minimum lease payments under non-cancelable operating and finance leases with an initial or remaining term in excess of one year at May 31, 2025 is as follows (in millions):

	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases	Finance Leases	Total Leases
2026	$ 126	$ 2,881	$ 3,007	$ 84	$ 3,091
2027	124	2,811	2,935	85	3,020
2028	124	2,450	2,574	84	2,658
2029	117	2,071	2,188	82	2,270
2030	47	1,731	1,778	74	1,852
Thereafter	90	7,817	7,907	610	8,517
Total lease payments	628	19,761	20,389	1,019	21,408
Less imputed interest	(67)	(3,485)	(3,552)	(339)	(3,891)
Present value of lease liability	$ 561	$ 16,276	$ 16,837	$ 680	$ 17,517

While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

As of May 31, 2025, FedEx has entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases are generally for build-to-suit facilities and equipment and have undiscounted future payments of approximately $1.1 billion and will commence when FedEx gains beneficial access to the leased asset. Commencement dates are expected to be from calendar years 2025 to 2026.

Federal Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or Federal Express.

We are the lessee under certain leases covering a portion of our leased aircraft in which the lessors are trusts established specifically to purchase, finance, and lease these aircraft to us. These leasing entities are variable interest entities. We are not the primary beneficiary of the leasing entities, as the lease terms are at market at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option, or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. Therefore, we are not required to consolidate any of these entities as the primary beneficiary. Our maximum exposure under these leases is included in the summary of future minimum lease payments.

NOTE 9: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2025, none of these shares had been issued.

NOTE 10: ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table provides changes in AOCL, net of tax, reported in the consolidated financial statements for the years ended May 31 (in millions; amounts in parentheses indicate debits to AOCL):

	2025	2024	2023
Foreign currency translation loss:			
Balance at beginning of period	$ (1,422)	$ (1,362)	$ (1,148)
Translation adjustments	2	(60)	(214)
Balance at end of period	(1,420)	(1,422)	(1,362)
Retirement plans adjustments:			
Balance at beginning of period	63	35	45
Prior service credit arising during period	—	36	—
Amortization of prior service credits	(5)	(8)	(10)
Balance at end of period	58	63	35
AOCL at end of period	$ (1,362)	$ (1,359)	$ (1,327)

NOTE 11: STOCK-BASED COMPENSATION

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2025	2024	2023
Stock-based compensation expense	$ 154	$ 163	$ 182

We have three types of equity-based compensation: stock options, restricted stock, and RSUs.

STOCK OPTIONS. Under the provisions of our incentive stock plan, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Vesting requirements are determined at the discretion of the Compensation and Human Resources Committee of our Board of Directors. Option-vesting periods range from one to four years, with the majority of our options vesting ratably over four years. Compensation expense associated with these awards is recognized on a straight-line basis over the requisite service period of the award.

RESTRICTED STOCK AND RSUs. Under the terms of our incentive stock plan, restricted shares of our common stock are awarded to key employees and RSUs are awarded to non-employee directors. Restrictions on shares of restricted stock expire ratably over a four-year period and restrictions on the RSUs expire after one year (or the date of the next annual meeting of stockholders, if earlier). Restricted stock and RSUs are valued at the market price on the date of award. The terms of our restricted stock provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the requisite service period or the stated vesting period.

ASSUMPTIONS. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. The following table includes the weighted-average Black-Scholes value per share of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for options granted during the years ended May 31, followed by a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2025	2024	2023
Weighted-average Black-Scholes value per share	$ 104.42	$ 79.48	$ 63.44
Intrinsic value of options exercised	$ 263	$ 290	$ 160
Black-Scholes assumptions:			
Expected lives	6.3 years	6.4 years	6.4 years
Expected volatility	37%	35%	34%
Risk-free interest rate	4.59%	3.94%	1.68%
Dividend yield	1.840%	2.030%	1.694%

The expected life represents an estimate of the period of time options are expected to remain outstanding, and we examine actual stock option exercises to determine the expected life of the options. Options granted have a maximum term of 10 years. Expected volatilities are based on the actual changes in the market value of our stock and are calculated using daily market value changes from the date of grant over a past period equal to the expected life of the options. The risk-free interest rate is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. The expected dividend yield is the annual rate of dividends per share over the exercise price of the option.

The following table summarizes information regarding stock option activity for the year ended May 31, 2025:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[1]
Outstanding at June 1, 2024	13,457,990	$ 210.35		
Granted	1,447,141	$ 285.19		
Exercised	(2,733,218)	$ 191.57		
Forfeited	(459,561)	$ 245.35		
Outstanding at May 31, 2025	11,712,352	$ 222.31	5.6	$ 251
Exercisable	8,263,050	$ 209.31	4.6	$ 244
Expected to vest	3,054,819	$ 253.99	8.2	$ 6
Available for future grants	10,976,914			

[1] Only presented for options with market value at May 31, 2025 in excess of the exercise price of the option.

The options granted during 2025 are primarily related to our principal annual stock option grant in June 2024.

The following table summarizes information regarding vested and unvested restricted stock and RSUs for the year ended May 31, 2025:

	Restricted Stock and RSUs	
	Shares/Units	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2024	349,972	$ 226.11
Granted	150,967	276.44
Vested	(185,286)	214.78
Forfeited	(9,374)	243.67
Unvested at May 31, 2025	306,279	$ 253.66
Available for future grants	609,193	

During the year ended May 31, 2024, there were 169,371 shares of restricted stock granted with a weighted-average fair value of $239.33 per share. During the year ended May 31, 2023, there were 160,286 shares of restricted stock granted with a weighted-average fair value of $208.57 per share.

Stock option vesting during the years ended May 31 was as follows:

	Stock Options	
	Vested during the year	Fair value (in millions)
2025	1,896,584	$ 116
2024	2,599,042	137
2023	2,711,215	$ 137

As of May 31, 2025, there was $219 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately two years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2025 represented 9% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 12: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2025	2024	2023
Basic earnings per common share:			
Net earnings allocable to common shares[1]	$ 4,087	$ 4,325	$ 3,966
Weighted-average common shares	241	248	254
Basic earnings per common share	$ 16.96	$ 17.41	$ 15.60
Diluted earnings per common share:			
Net earnings allocable to common shares[1]	$ 4,087	$ 4,325	$ 3,966
Weighted-average common shares	241	248	254
Dilutive effect of share-based awards	2	3	2
Weighted-average diluted shares	243	251	256
Diluted earnings per common share	$ 16.81	$ 17.21	$ 15.48
Anti-dilutive options excluded from diluted earnings per common share	4.9	5.8	7.4

[1] Net earnings available to participating securities were $5 million in 2025, $6 million in 2024, and $6 million in 2023.

NOTE 13: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2025	2024	2023
Current provision			
Domestic:			
Federal	$ 891	$ 1,184	$ 579
State and local	146	218	157
Foreign	359	265	209
	1,396	1,667	945
Deferred provision			
Domestic:			
Federal	(302)	(82)	369
State and local	20	60	37
Foreign	235	(140)	40
	(47)	(162)	446
Total Provision	$ 1,349	$ 1,505	$ 1,391

Pre-tax earnings of foreign operations for 2025, 2024, and 2023 were $1.8 billion, $0.5 billion, and $0.6 billion, respectively. These amounts represent only a portion of total results associated with international shipments and do not represent our international results of operations.

A reconciliation of total income tax expense and the amount computed by applying the statutory federal income tax to income before income taxes for the years ended May 31 is as follows (dollars in millions):

	2025	2024	2023
Taxes computed at federal statutory rate	$ 1,143	$ 1,226	$ 1,126
Increases (decreases) in income tax from:			
U.S. and foreign return-to-provision adjustments	5	11	(44)
State and local income taxes, net of federal benefit	137	177	152
Foreign operations	101	65	96
Non-deductible expenses	72	48	40
Uncertain tax positions	(5)	(21)	60
Benefits from share-based payments	(18)	(26)	(18)
Valuation allowance	21	59	59
Foreign tax rate enactments	6	—	3
State deferred tax remeasurement	—	54	—
Goodwill impairment charges	—	—	8
Corporate structuring transactions	(66)	—	—
Other, net	(47)	(88)	(91)
Provision for income taxes	$ 1,349	$ 1,505	$ 1,391
Effective Tax Rate	24.8 %	25.8 %	25.9 %

The 2025 tax provision includes an income tax benefit of $66 million from the write-off of U.S. deferred tax balances due to corporate structuring transactions.

The 2024 tax provision includes an unfavorable income tax expense of $54 million from the remeasurement of U.S. state deferred tax balances to reflect aggregate temporary differences at the expected applicable tax rates after the merger of FedEx Ground and FedEx Services into Federal Express Corporation.

The 2023 tax provision was negatively impacted by an expense of $46 million related to a write-down and valuation allowance on certain foreign tax credit carryforwards due to operational changes which impacted the determination of the realizability of the deferred tax asset. The 2023 tax provision was also negatively impacted by lower earnings in certain non-U.S. jurisdictions.

We regularly assess the need for cash in the U.S., as well as in our foreign subsidiaries, and will occasionally repatriate back to the U.S. excess earnings above working capital needs that can be repatriated with an immaterial tax cost. We assert all other earnings, both historical and current in our foreign subsidiaries, are permanently reinvested and therefore no deferred taxes or withholding taxes have been provided, including deferred taxes on any additional outside basis difference (e.g., stock basis differences attributable to acquisition or other permanent differences). Determination of the amount of unrecognized deferred income tax liability related to any remaining undistributed foreign earnings and additional outside basis differences is not practicable.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2025		2024	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases, and intangibles	$ 4,515	$ 10,434	$ 4,597	$ 10,815
Employee benefits	725	291	744	68
Self-insurance accruals	1,247	—	1,183	—
Other	591	42	561	140
Net operating loss/credit carryforwards	1,123	—	1,306	—
Valuation allowances	(523)	—	(537)	—
	$ 7,678	$ 10,767	$ 7,854	$ 11,023

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2025	2024
Noncurrent deferred tax assets[1]	$ 1,116	$ 1,313
Noncurrent deferred tax liabilities	(4,205)	(4,482)
	$ (3,089)	$ (3,169)

[1] Noncurrent deferred tax assets are included within "Other Assets" in the accompanying consolidated balance sheets.

We have approximately $3.2 billion of net operating loss carryovers in various foreign jurisdictions, $1.4 billion of state operating loss carryovers, and $139 million of U.S. federal operating loss and capital loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss carryforwards, which expire over varying periods starting in 2026. Therefore, we establish valuation allowances if it is more likely than not that deferred income tax assets will not be realized. The total change in the valuation allowance reflects certain balance sheet items. Income statement impacts are reflected in our effective tax rate reconciliation. The decrease in the valuation allowance during 2025 includes a $42 million increase related to foreign net operating losses, which includes a $21 million increase in a branch valuation allowance which has been offset by a corresponding deferred tax asset in the U.S. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in the consolidated balance sheets. See Note 1 for more information on our policy for assessing the recoverability of deferred tax assets and valuation allowances.

We are subject to taxation in the U.S. and various U.S. state, local, and foreign jurisdictions. We are currently under examination by the Internal Revenue Service for the 2016 through 2021 tax years. It is reasonably possible that certain income tax return proceedings will be completed during the next 12 months and could result in a change in our balance of unrecognized tax benefits. However, we believe we have recorded adequate amounts of tax, including interest and penalties, for any adjustments expected to occur.

During 2021, we filed suit in U.S. District Court for the Western District of Tennessee challenging the validity of a tax regulation related to the one-time transition tax on unrepatriated foreign earnings, which was enacted as part of the Tax Cuts and Jobs Act ("TCJA"). Our lawsuit sought to have the court declare this regulation invalid and order the refund of overpayments of U.S. federal income taxes for 2018 and 2019 attributable to the denial of foreign tax credits under the regulation. We have recorded a cumulative benefit of $249 million attributable to our interpretation of the TCJA and the Internal Revenue Code. In March 2023, the District Court ruled that the regulation is invalid and contradicts the plain terms of the tax code. On February 13, 2025, the District Court ruled again in our favor with regard to a new argument raised by the U.S. government. On June 4, 2025, the District Court validated the amount of refunds owed for 2018 and 2019, which includes the foreign tax credits previously denied. The U.S. government has until August 4, 2025, to appeal the decision to the U.S. Court of Appeals for the Sixth Circuit. If we are ultimately unsuccessful in defending our position, we may be required to reverse the benefit previously recorded.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended May 31 is as follows (in millions):

	2025	2024	2023
Balance at beginning of year	$ 186	$ 212	$ 169
Increases for tax positions taken in the current year	31	5	3
Increases for tax positions taken in prior years	33	4	68
Decreases for tax positions taken in prior years	(11)	(3)	(7)
Settlements	(87)	(31)	(15)
Changes due to currency translation	3	(1)	(6)
Balance at end of year	$ 155	$ 186	$ 212

Our liabilities recorded for uncertain tax positions include $149 million at May 31, 2025 and $184 million at May 31, 2024 associated with positions that, if favorably resolved, would provide a benefit to our income tax expense. We classify interest related to income tax liabilities as interest expense and, if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $35 million at May 31, 2025 and $59 million at May 31, 2024.

It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals, or litigation in state, local, federal, and foreign tax jurisdictions, or from the resolution of various proceedings between U.S. and foreign tax authorities. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months. However, estimates of the amounts or ranges for individual matters where a material change is reasonably possible cannot be made. We believe we have recorded adequate amounts of tax reserves, including interest and penalties, for any adjustments that may occur.

NOTE 14: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans, and postretirement healthcare plans.

The accounting guidance related to postretirement benefits requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in either expense or accumulated other comprehensive income of unrecognized gains or losses and prior service costs or credits. We use MTM accounting for the recognition of our actuarial gains and losses related to our defined benefit pension and postretirement healthcare plans as described in Note 1. The funded status is measured as the difference between the fair value of the plan's assets and the PBO of the plan.

A summary of our retirement plan costs for the years ended May 31 is as follows (in millions):

	2025	2024	2023
Defined benefit pension plans	$ 278	$ 363	$ 236
Defined contribution plans	1,144	968	955
Postretirement healthcare plans	87	85	92
Pension plans MTM gain	(515)	(561)	(650)
	$ 994	$ 855	$ 633

The components of the MTM adjustments for the years ended May 31 are as follows (in millions):

	2025	2024	2023
Actual versus expected return on assets	$ 75	$ (67)	$ 2,492
Discount rate change	(1,024)	(1,139)	(3,395)
Demographic experience:			
Current year actuarial loss	196	67	142
Change in future assumptions	247	577	110
Pension plan amendments, including curtailment gains	(9)	1	1
Total MTM gain	$ (515)	$ (561)	$ (650)

2025

Net of all fees and expenses, the actual rate of return on our U.S. Pension Plan assets was 6.50%, which was lower than our expected rate of return of 6.75%. Performance was driven by public equities and alternatives, offset by fixed income gains due to higher interest rates. The weighted-average discount rate for all our pension and postretirement healthcare plans increased from 5.53% at May 31, 2024 to 5.87% at May 31, 2025. The demographic experience in 2025 reflects an update to our retirement rate assumption.

2024

Net of all fees and expenses, the actual rate of return on our U.S. Pension Plan assets was 6.80%, which was higher than our expected rate of return of 6.50%. Performance was driven by public equities and alternatives, offset by modest losses in fixed-income due to higher interest rates. The weighted-average discount rate for all our pension and postretirement healthcare plans increased from 5.17% at May 31, 2023 to 5.53% at May 31, 2024. The demographic experience in 2024 reflects an update to our retirement rate and short-term cash balance interest crediting assumptions.

2023

Net of all fees and expenses, the actual rate of return on our U.S. Pension Plan assets was (2.70%), which was lower than our expected rate of return of 6.50%. Negative portfolio returns derived due to losses in both equities and our fixed-income assets due to market volatility and rising interest rates. The weighted-average discount rate for all our pension and postretirement healthcare plans increased from 4.21% at May 31, 2022 to 5.17% at May 31, 2023. The demographic experience in 2023 reflects an update to our short-term cash balance interest crediting assumption.

PENSION PLANS. Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account ("PPA"). Under the PPA, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The PPA benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service). Benefits under this formula were capped on May 31, 2008 for most employees.

We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on earnings and years of service and are funded in compliance with local laws and practices. The majority of our international obligations are for defined benefit pension plans in the United Kingdom.

In 2020, we announced the closing of our U.S.-based defined benefit pension plans to new non-union employees hired on or after January 1, 2020. We introduced an all-401(k) plan retirement benefit structure for eligible employees with a higher company match of up to 8% across all U.S.-based operating companies in 2022. During calendar 2021, current eligible employees under the PPA pension formula were given a one-time option to continue to be eligible for pension compensation credits under the existing PPA formula and remain in the existing 401(k) plan with its company match of up to 3.5%, or to cease receiving compensation credits under the PPA and move to the new 401(k) plan with the higher match of up to 8%. Changes to the new 401(k) plan structure became effective January 1, 2022. See Note 1 for additional information on potential amendments to our pension plan offered to Federal Express pilots.

POSTRETIREMENT HEALTHCARE PLANS. Certain of our subsidiaries offer medical, dental, and vision coverage to eligible U.S. retirees and their eligible dependents and a small number of international employees. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988.

The U.S. postretirement healthcare benefit is a lump-sum benefit in a notional retiree health reimbursement account ("HRA") for eligible participants. The HRA is available to reimburse a participant for qualifying healthcare premium costs and limits the company liability to the HRA account balance. The amount of the credit is based on age at retirement. Retiree health coverage was closed to most new employees hired on or after January 1, 2018.

PENSION PLAN ASSUMPTIONS. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages.

Weighted-average actuarial assumptions used to determine the benefit obligations and net periodic benefit cost of our plans are as follows:

	U.S. Pension Plans			International Pension Plans			Postretirement Healthcare Plans		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Discount rate used to determine benefit obligation	5.94 %	5.58 %	5.20 %	4.40 %	4.29 %	4.21 %	5.60 %	5.63 %	5.37 %
Discount rate used to determine net periodic benefit cost	5.58	5.20	4.25	4.29	4.21	3.09	5.63	5.37	4.35
Rate of increase in future compensation levels used to determine benefit obligation	5.36	5.29	5.13	3.11	3.06	3.04	—	—	—
Rate of increase in future compensation levels used to determine net periodic benefit cost	5.29	5.13	5.11	3.06	3.04	2.89	—	—	—
Expected long-term rate of return on assets	6.75	6.50	6.50	3.59	3.55	2.26	—	—	—
Interest crediting rate used to determine benefit obligation	4.10	4.32	4.23	2.30	2.90	2.40	—	—	—
Interest crediting rate used to determine net periodic benefit cost	4.32	4.23	4.00	2.90	2.40	3.70	—	—	—

Our U.S. Pension Plan assets are invested primarily in publicly tradable securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. As part of our strategy to manage pension costs and funded status volatility, we follow a liability-driven investment strategy to better align plan assets with liabilities.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter, which we review on an annual basis and revise as appropriate. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time, net of all fees and expenses; and

- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

For consolidated pension expense, we assumed a 6.75% expected long-term rate of return on our U.S. Pension Plan assets in 2025 and 6.50% in 2024 and 2023. The historical annual return on our U.S. Pension Plan assets, calculated on a compound geometric basis, was 6.90%, net of all fees and expenses, for the 15-year period ended May 31, 2025.

The investment strategy for our U.S. Pension Plan assets is to utilize a diversified mix of public equities, fixed-income, and alternative investments to earn a long-term investment return that meets our pension plan obligations. Our largest asset classes are Corporate Fixed Income Securities and Government Fixed Income Securities (which are largely benchmarked against the Bloomberg Barclays Long Government, Bloomberg Barclays Long Corporate, or the Bloomberg Barclays 20+ STRIPS indices), and U.S. and non-U.S. Equities (which are mainly benchmarked to the S&P 500 Index and MSCI indices). Accordingly, we do not have any significant concentrations of risk. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. Our investment strategy also includes the limited use of derivative financial instruments on a discretionary basis to improve investment returns and manage portfolio risk.

The following is a description of the valuation methodologies used for investments measured at fair value:

- *Cash and cash equivalents.* Level 1 investments include cash, cash equivalents, and foreign currency valued using exchange rates. Level 2 investments include short-term investment funds, which are collective funds priced at a constant value by the administrator of the funds.

- *Domestic, international, and global equities.* Level 1 investments are valued at the closing price or last trade reported on the major market on which the individual securities are traded.

- *Fixed income.* We determine the fair value of Level 2 corporate bonds, U.S. and non-U.S. government securities, and other fixed-income securities by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

- *Alternative Investments.* The valuation of Level 3 investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity, and the long-term nature of such assets. Investments in private equity, debt, real estate, hedge funds, and other private investments are valued at estimated fair value based on quarterly financial information received from the investment advisor and/or general partner. These estimates incorporate factors such as contributions and distributions, market transactions, market comparables, and performance multiples.

The fair values of investments by level and asset category and the weighted-average asset allocations for our U.S. Pension Plans and our most significant international pension plan at the measurement date are presented in the following tables (in millions):

| | Plan Assets at Measurement Date | | | | | |
| | 2025 | | | | | |
Asset Class (U.S. Plan)	Fair Value	Actual %	Target Range %[1]	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 641	2 %	0 - 5%	$ 34	$ 607	$ —
Equities			25 - 40			
U.S. large cap equity[2]	3,804	14		1,678	—	—
International equities[2]	2,869	11		1,994	—	—
Global equities[2]	1,224	5		—	—	—
U.S. SMID cap equity	671	2		662	9	—
Fixed-income securities			40 - 60			
Corporate	6,625	25		—	6,625	—
Government[2]	4,142	16		—	2,277	—
Mortgage-backed and other[2]	1,648	6		—	229	—
Alternative investments[2]	4,972	19	15 - 25	—	—	1,083
Other	5	—		(16)	21	—
Total U.S. plan assets	$ 26,601	100 %		$ 4,352	$ 9,768	$ 1,083
Asset Class (International Plan)						
Cash and cash equivalents	$ 12	3 %		$ 12	$ —	$ —
Fixed-income securities						
Corporate[2]	118	34		—	—	—
Government[2]	184	53		141	—	—
Other[2]	35	10		—	—	—
Total international plan assets	$ 349	100 %		$ 153	$ —	$ —

[1] Target ranges have not been provided for international plan assets as they are managed at an individual country level.

[2] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy but are included in the total.

| | | | **Plan Assets at Measurement Date** | | | |
| | | | **2024** | | | |
Asset Class (U.S. Plan)	**Fair Value**	**Actual %**	**Target Range %**[1]	**Quoted Prices in Active Markets Level 1**	**Other Observable Inputs Level 2**	**Unobservable Inputs Level 3**
Cash and cash equivalents	$ 577	2 %	0 - 5%	$ 130	$ 447	$ —
Equities			25 - 40			
U.S. large cap equity[2]	3,376	13		1,382	—	—
International equities[2]	2,631	10		1,780	—	—
Global equities[2]	1,397	5		—	—	—
U.S. SMID cap equity	926	4		916	10	—
Fixed-income securities			40 - 60			
Corporate	6,502	25		—	6,502	—
Government[2]	4,194	16		—	2,335	—
Mortgage-backed and other[2]	1,514	6		—	205	—
Alternative investments[2]	4,777	19	15 - 25	—	—	1,075
Other	(97)	—		(111)	14	—
Total U.S. plan assets	$ 25,797	100 %		$ 4,097	$ 9,513	$ 1,075
Asset Class (International Plan)						
Cash and cash equivalents	$ 8	2 %		$ 8	$ —	$ —
Fixed-income securities						
Corporate[2]	62	18		—	—	—
Government[2]	177	52		149	—	—
Other[2]	94	28		—	—	—
Total international plan assets	$ 341	100 %		$ 157	$ —	$ —

[1] Target ranges have not been provided for international plan assets as they are managed at an individual country level.

[2] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy but are included in the total.

The change in fair value of Level 3 assets that use significant unobservable inputs is shown in the table below (in millions):

| | **U.S. Pension Plans** | |
	2025	**2024**
Balance at beginning of year	$ 1,075	$ 937
Actual return on plan assets:		
Assets held during current year	(63)	59
Assets sold during the year	75	30
Purchases, sales, and settlements, net	(4)	49
Balance at end of year	$ 1,083	$ 1,075

The following tables provide a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2025 and a statement of the funded status as of May 31, 2025 and 2024 (in millions):

	U.S. Pension Plans		International Pension Plans		Postretirement Healthcare Plans	
	2025	2024	2025	2024	2025	2024
Accumulated Benefit Obligation ("ABO")	$ 25,501	$ 25,756	$ 938	$ 885		
Changes in PBO and Accumulated Postretirement Benefit Obligation ("APBO")						
PBO/APBO at the beginning of year	$ 26,284	$ 26,426	$ 1,018	$ 990	$ 1,162	$ 1,169
Service cost	499	544	38	38	26	27
Interest cost	1,447	1,362	43	42	65	61
Actuarial (gain) loss	(581)	(514)	(4)	3	2	18
Benefits paid	(1,674)	(1,534)	(39)	(39)	(62)	(89)
Settlements	—	—	(20)	(11)	—	—
Other	—	—	37	(5)	2	(24)
PBO/APBO at the end of year	$ 25,975	$ 26,284	$ 1,073	$ 1,018	$ 1,195	$ 1,162
Change in Plan Assets						
Fair value of plan assets at the beginning of year	$ 25,797	$ 24,826	$ 602	$ 579	$ —	$ —
Actual return on plan assets	1,661	1,674	6	12	—	—
Company contributions	817	831	64	50	59	67
Benefits paid	(1,674)	(1,534)	(39)	(39)	(62)	(89)
Settlements	—	—	(22)	(11)	—	—
Other	—	—	33	11	3	22
Fair value of plan assets at the end of year	$ 26,601	$ 25,797	$ 644	$ 602	$ —	$ —
Funded Status of the Plans	$ 626	$ (487)	$ (429)	$ (416)	$ (1,195)	$ (1,162)
Amount Recognized in the Balance Sheet at May 31:						
Noncurrent asset	$ 746	$ —	$ 88	$ 73	$ —	$ —
Current pension, and other benefit obligations	(33)	(35)	(25)	(22)	(79)	(81)
Noncurrent pension, and other benefit obligations	(87)	(452)	(492)	(467)	(1,116)	(1,081)
Net amount recognized	$ 626	$ (487)	$ (429)	$ (416)	$ (1,195)	$ (1,162)
Amounts Recognized in AOCL and not yet reflected in Net Periodic Benefit Cost:						
Prior service cost (credit)	$ (32)	$ (39)	$ 3	$ 3	$ (39)	$ (43)

Our pension plans included the following components at May 31 (in millions):

	PBO	Fair Value of Plan Assets	Funded Status
2025			
Qualified	$ 25,855	$ 26,601	$ 746
Nonqualified	120	—	(120)
International Plans	1,073	644	(429)
Total	$ 27,048	$ 27,245	$ 197
2024			
Qualified	$ 26,152	$ 25,797	$ (355)
Nonqualified	132	—	(132)
International Plans	1,018	602	(416)
Total	$ 27,302	$ 26,399	$ (903)

The table above provides the PBO, fair value of plan assets, and funded status of our pension plans on an aggregated basis. The following tables present our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. The fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets at May 31 were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2025	2024
U.S. Pension Benefits		
Fair value of plan assets	$ —	$ 25,797
PBO	(120)	(26,284)
Net funded status	$ (120)	$ (487)
International Pension Benefits		
Fair value of plan assets	$ 268	$ 239
PBO	(784)	(728)
Net funded status	$ (516)	$ (489)

	ABO Exceeds the Fair Value of Plan Assets	
	2025	2024
U.S. Pension Benefits		
ABO[1]	$ (115)	$ (124)
Fair value of plan assets	—	—
PBO	(120)	(132)
Net funded status	$ (120)	$ (132)
International Pension Benefits		
ABO[1]	$ (627)	$ (575)
Fair value of plan assets	242	216
PBO	(757)	(703)
Net funded status	$ (515)	$ (487)

[1] ABO not used in determination of funded status.

Contributions to our qualified U.S. Pension Plans for the years ended May 31 were as follows (in millions):

	2025	2024
Required	$ —	$ —
Voluntary	800	800
	$ 800	$ 800

For 2026, no pension contributions are required for our U.S. Pension Plan as it is fully funded under the Employee Retirement Income Security Act. However, we expect to make voluntary contributions of up to $600 million to the plan in 2026.

Net periodic benefit (income) cost for the years ended May 31 were as follows (in millions):

	U.S. Pension Plans			International Pension Plans			Postretirement Healthcare Plans		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Service cost	$ 499	$ 544	$ 651	$ 38	$ 38	$ 44	$ 26	$ 27	$ 37
Interest cost	1,447	1,362	1,218	43	42	34	65	61	55
Expected return on plan assets	(1,721)	(1,598)	(1,688)	(21)	(18)	(14)	—	—	—
Amortization of prior service credit	(8)	(7)	(7)	1	—	(2)	(4)	(3)	—
Actuarial losses (gains) and other	(521)	(590)	(487)	4	13	(25)	2	16	(138)
Net periodic benefit (income) cost	$ (304)	$ (289)	$ (313)	$ 65	$ 75	$ 37	$ 89	$ 101	$ (46)

Amounts recognized in other comprehensive loss were primarily related to amortization of prior service cost in our U.S. Pension Plans of $8 million in 2025 and $7 million in 2024 ($6 million, net of tax, in 2025 and $6 million, net of tax, in 2024).

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	U.S. Pension Plan	International Pension Plans	Postretirement Healthcare Plans
2026	$ 1,758	$ 60	$ 79
2027	1,793	56	90
2028	1,839	61	100
2029	1,879	74	110
2030	1,935	81	121
2031-2035	10,292	453	672

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 6.90% during 2026, decreasing to an annual growth rate of 4.0% in 2045 and thereafter.

NOTE 15: BUSINESS SEGMENTS AND DISAGGREGATED REVENUE

Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Our reportable segments include the following businesses:

Federal Express Segment   Federal Express (express transportation, small-package ground delivery, and freight transportation)

FedEx Freight Segment   FedEx Freight (LTL freight transportation)
FedEx Custom Critical (time-critical transportation)

In connection with our one FedEx consolidation plan, on June 1, 2024, FedEx Ground and FedEx Services were merged into Federal Express, becoming a single company operating a unified, fully integrated air-ground express network under the respected FedEx brand. FedEx Freight continues to provide LTL freight transportation services as a separate subsidiary. Beginning in the first quarter of 2025, Federal Express and FedEx Freight represent our major service lines and constitute our reportable segments. Additionally, the results of FedEx Custom Critical are included in the FedEx Freight segment instead of the Federal Express segment in 2025. Prior-year amounts were revised to reflect this presentation.

Our Chief Executive Officer is our chief operating decision maker ("CODM"). The CODM is responsible for the company's operating strategy, growth, and profitability and reviews financial information for our two reportable segments. The CODM uses operating income as the primary measure of segment performance because it reflects the underlying business performance and provides the CODM with a basis for making resource allocation decisions. Operating income is defined as income before other income (expense), interest expense and income tax expense. Our CODM regularly reviews significant segment level expense details to assess segment performance and allocate resources.

References to our transportation segments include, collectively, the Federal Express segment and the FedEx Freight segment.

The Federal Express segment operates combined sales, marketing, administrative, and information-technology functions in shared service operations for U.S. customers of our major business units and certain back-office support to FedEx Freight and our other operating segments which allows us to obtain synergies from the combination of these functions. We allocate the net operating costs of these services to reflect the full cost of operating our businesses in the results of those segments. We review and evaluate the performance of FedEx Freight and our other operating segments based on operating income inclusive of these allocations.

Operating expenses for our FedEx Freight segment include allocations of these services from the Federal Express segment. These allocations also include charges and credits for administrative services provided between operating companies. The allocations of net operating costs are based on metrics such as relative revenue or estimated services provided. We believe these allocations approximate the net cost of providing these functions. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses.

Corporate, Other, and Eliminations

Corporate and other includes corporate headquarters costs for executive officers and certain legal and finance functions, certain other costs and credits not attributed to our core business, and certain costs associated with developing integrated business solutions through our FedEx Dataworks operating segment. FedEx Dataworks is focused on creating solutions to transform the digital and physical experiences of our customers and team members.

Also included in Corporate and other is the FedEx Office and Print Services, Inc. ("FedEx Office") operating segment, which provides an array of document and business services and retail access to our customers for our package transportation businesses, and the FedEx Logistics operating segment, which provides integrated supply chain management solutions, specialty transportation, customs brokerage, and global ocean and air freight forwarding.

The results of Corporate, other, and eliminations are not allocated to the other business segments.

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment in order to optimize our resources. Billings for such services are based on negotiated rates and are reflected as revenue of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenue and expenses are eliminated in our consolidated results and are not separately identified in the following segment information because the amounts are not material.

The following table presents segment information for the year ended May 31, 2025 (in millions):

	Federal Express Segment	FedEx Freight Segment	Corporate, other, and eliminations	Consolidated Total
Revenue	$ 75,304	$ 8,892	$ 3,730	$ 87,926
Operating expenses:				
Salaries and employee benefits	25,091	3,865	2,276	31,232
Purchased transportation	19,974	807	987	21,768
Rentals and landing fees	3,939	287	421	4,647
Depreciation and amortization	3,722	416	126	4,264
Fuel	3,316	457	2	3,775
Maintenance and repairs	2,799	332	114	3,245
Asset impairment charges	21	—	—	21
Business optimization costs	384	—	372	756
Intercompany allocations (charges)	(791)	573	218	—
Other[1]	11,964	666	371	13,001
Total operating expenses	70,419	7,403	4,887	82,709
Operating income	$ 4,885	$ 1,489	$ (1,157)	5,217
Other income (expense):				
Interest, net				(426)
Other retirement plans, net[2]				713
Other, net[3]				(63)
Total other income (expense)				224
Income before income taxes				5,441
Provision for income taxes				1,349
Net income				$ 4,092

[1] Includes $88 million of net expenses included in Federal Express for international regulatory and legacy FedEx Ground legal matters. Also includes costs related to the planned spin-off of FedEx Freight of $38 million included in "Corporate, other, and eliminations."

[2] Includes a pre-tax, noncash gain of $515 million associated with our MTM retirement plans accounting adjustments.

[3] Includes $18 million related to the debt exchange offer and consent solicitation transactions in connection with the planned spin-off of FedEx Freight.

The following table presents segment information for the year ended May 31, 2024 (in millions):

	Federal Express Segment	FedEx Freight Segment	Corporate, other, and eliminations	Consolidated Total
Revenue	$ 74,663	$ 9,429	$ 3,601	$ 87,693
Operating expenses:				
Salaries and employee benefits	24,606	3,923	2,432	30,961
Purchased transportation	19,330	877	714	20,921
Rentals and landing fees	3,863	280	428	4,571
Depreciation and amortization	3,754	404	129	4,287
Fuel	4,137	571	2	4,710
Maintenance and repairs	2,848	330	113	3,291
Goodwill and other asset impairment charges	157	—	—	157
Business optimization costs	251	—	331	582
Intercompany allocations (charges)	(684)	543	141	—
Other[1]	11,582	680	392	12,654
Total operating expenses	69,844	7,608	4,682	82,134
Operating income	$ 4,819	$ 1,821	$ (1,081)	5,559
Other income (expense):				
Interest, net				(375)
Other retirement plans, net[2]				722
Other, net				(70)
Total other income (expense)				277
Income before income taxes				5,836
Provision for income taxes[3]				1,505
Net income				$ 4,331

[1] Includes a $57 million benefit included in "Corporate, other, and eliminations" for an insurance reimbursement related to pre- and post-judgment interest in connection with a legacy FedEx Ground legal matter.

[2] Includes a pre-tax, noncash gain of $561 million associated with our MTM retirement plans accounting adjustments.

[3] Includes a $54 million tax expense related to the remeasurement of state deferred income taxes under the new one FedEx structure.

The following table presents segment information for the year ended May 31, 2023 (in millions):

	Federal Express Segment	FedEx Freight Segment	Corporate, other, and eliminations	Consolidated Total
Revenue	$ 75,884	$ 10,084	$ 4,187	$ 90,155
Operating expenses:				
Salaries and employee benefits	24,523	4,057	2,439	31,019
Purchased transportation	19,677	1,078	1,035	21,790
Rentals and landing fees	4,035	269	434	4,738
Depreciation and amortization	3,655	387	134	4,176
Fuel	5,157	748	4	5,909
Maintenance and repairs	2,910	320	127	3,357
Goodwill and other asset impairment charges	70	—	47	117
Business optimization costs	47	—	262	309
Intercompany allocations (charges)	(689)	542	147	—
Other[1]	12,306	747	775	13,828
Total operating expenses	71,691	8,148	5,404	85,243
Operating income	$ 4,193	$ 1,936	$ (1,217)	4,912
Other income (expense):				
Interest, net				(496)
Other retirement plans, net[2]				1,054
Other, net				(107)
Total other income (expense)				451
Income before income taxes				5,363
Provision for income taxes				1,391
Net income				$ 3,972

[1] Includes $35 million in connection with a FedEx Ground legal matter included in "Corporate, other, and eliminations."

[2] Includes a pre-tax, noncash gain of $650 million associated with our MTM retirement plans accounting adjustments.

The following table provides a reconciliation of segment assets to consolidated financial statement totals (in millions) for the years as of May 31:

	Federal Express Segment	FedEx Freight Segment	Corporate, other, and eliminations	Consolidated Total
Segment assets[1]				
2025	$ 74,154	$ 12,899	$ 574	$ 87,627
2024	73,259	11,615	2,133	87,007
2023	85,128	10,416	(8,401)	87,143

[1] Segment assets include intercompany receivables. In the fourth quarter of 2024, legacy FedEx Ground settled an intercompany balance of $19.5 billion with FedEx in preparation for the one FedEx consolidation.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	Federal Express Segment	FedEx Freight Segment	Other	Consolidated Total
2025	$ 3,505	$ 437	$ 113	$ 4,055
2024	4,591	461	124	5,176
2023	5,480	557	137	6,174

FEDEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

	2025	2024	2023
REVENUE BY SERVICE TYPE			
Federal Express segment:			
Package:			
U.S. priority revenue	$ 10,520	$ 10,543	$ 10,896
U.S. deferred revenue	5,007	4,926	5,126
U.S. ground revenue	33,887	32,981	32,352
Total U.S. domestic package revenue	49,414	48,450	48,374
International priority	8,737	9,454	10,938
International economy	5,861	4,653	3,307
Total international export package revenue	14,598	14,107	14,245
International domestic[1]	4,495	4,659	4,552
Total package revenue	68,507	67,216	67,171
Freight:			
U.S.	1,536	2,391	2,883
International priority	2,320	2,205	3,059
International economy	1,975	1,874	1,719
Total freight revenue	5,831	6,470	7,661
Other	966	977	1,052
Total Federal Express segment	75,304	74,663	75,884
FedEx Freight segment	8,892	9,429	10,084
Other and eliminations[2]	3,730	3,601	4,187
	$ 87,926	$ 87,693	$ 90,155
GEOGRAPHICAL INFORMATION[3]			
Revenue:			
U.S.	$ 62,916	$ 63,531	$ 64,890
International:			
Federal Express segment	23,720	23,136	23,951
FedEx Freight segment	247	266	264
Other	1,043	760	1,050
Total international revenue	25,010	24,162	25,265
	$ 87,926	$ 87,693	$ 90,155
Noncurrent assets:			
U.S.	$ 57,040	$ 56,822	$ 56,449
International	12,201	11,978	12,084
	$ 69,241	$ 68,800	$ 68,533

[1] International domestic revenue relates to our intra-country operations.

[2] Includes the FedEx Office, FedEx Logistics, and FedEx Dataworks operating segments.

[3] International revenue includes shipments that either originate in or are destined to locations outside the United States, which could include U.S. payors. Noncurrent assets include property and equipment, operating lease right-of-use assets, goodwill, and other long-term assets. Our flight equipment is registered in the U.S. and is included as U.S. assets; however, many of our aircraft operate internationally.

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT OBJECTIVE OF USING DERIVATIVES. We enter into derivative financial instruments to reduce the effects of volatility in foreign currency exchange exposure on operating results and cash flows. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of cash receipts and cash payments principally related to our investments.

Certain of our foreign operations expose us to fluctuations of foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments in terms of our functional currency.

NET INVESTMENT HEDGES. We are exposed to fluctuations in foreign exchange rates on investments we hold in foreign entities. We use debt denominated in foreign currency and fixed-to-fixed cross-currency swaps to hedge our exposure to changes in foreign exchange rates on certain of our foreign investments. Cross-currency swaps involve the receipt of functional-currency-fixed rate amounts from a counterparty in exchange for us making foreign-currency-fixed rate payments over the life of the agreement. Cross-currency swaps also involve final exchanges of the functional-currency principal amounts for the foreign-currency principal amounts between us and the counterparty.

For debt and foreign currency derivatives designated as net investment hedges, the gain or loss on the derivative is reported in AOCL as part of the cumulative translation adjustment. Amounts are reclassified out of AOCL into earnings when the hedged net investment is either sold or substantially liquidated.

As of May 31, 2025 and 2024, we had €506 million and €173 million, respectively, of debt designated to reduce the volatility of the U.S. dollar value of a portion of our net investment in a euro-denominated consolidated subsidiary.

During 2025 and 2024, we entered into certain foreign currency derivatives to hedge our net investments in foreign operations. The following foreign currency derivatives were outstanding as of May 31, 2025 and 2024 (notional amounts in millions):

	2025			2024		
Foreign Currency Derivative	**Number of Instruments**	**Notional Sold**	**Notional Purchased**	**Number of Instruments**	**Notional Sold**	**Notional Purchased**
Cross-currency swaps	4	€ (949)	$ 1,000	4	€ (468)	$ 500

The following table presents the fair value of our derivatives, including their classification on the consolidated balance sheet, as of May 31, 2025 and 2024 (in millions):

	Balance Sheet Location	**2025**	**2024**
Asset Derivatives			
Cross-currency swaps	Prepaid expenses and other	$ 13	$ 8
Liability Derivatives			
Cross-currency swaps	Other liabilities	$ 108	$ 14

The estimated fair values were determined using pricing models that rely on market-based inputs such as foreign currency exchange rates and yield curves. The fair value of our derivative financial instruments is classified as Level 2 within the fair value hierarchy.

During 2025 and 2024, we recognized losses of $86 million and $6 million, respectively, in AOCL related to our cross-currency swaps, which excludes any adjustments for the impact of deferred income taxes.

As of May 31, 2025 and 2024, we had not posted any collateral related to our cross-currency swaps. No amounts have been reclassified out of AOCL during 2025 or 2024 for our net investment hedges. As of May 31, 2025 and 2024, our net investment hedges remained effective.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2025	**2024**	**2023**
Cash payments for:			
Interest (net of capitalized interest)	$ 814	$ 744	$ 694
Income taxes	$ 1,285	$ 1,555	$ 1,096
Income tax refunds received	(35)	(122)	(53)
Cash tax payments, net	$ 1,250	$ 1,433	$ 1,043

Noncash investing and financing activities for the years ended May 31 were as follows (in millions):

	2025	**2024**	**2023**
Shares of common stock issued from treasury stock for acquisition	$ 90	$ —	$ —

NOTE 18: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale, or purchase of real estate, operating assets, or services in the ordinary course of business and in connection with business sales and acquisitions, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax, and intellectual property infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. The overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no material amounts have been recognized in our financial statements for the underlying fair value of these obligations.

NOTE 19: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2025 were as follows (in millions):

	Aircraft and Aircraft Related	Other[1]	Total
2026	$ 889	$ 848	$ 1,737
2027	1,114	581	1,695
2028	989	411	1,400
2029	410	338	748
2030	204	20	224
Thereafter	1,075	90	1,165
Total	$ 4,681	$ 2,288	$ 6,969

[1] Primarily information technology and advertising contracts.

The amounts reflected in the table above for purchase commitments represent noncancellable agreements to purchase goods or services. Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

We have several aircraft modernization programs under way that are supported by the purchase of Boeing 777 Freighter ("B777F") and Boeing 767-300 Freighter ("B767F") aircraft. These aircraft are significantly more fuel-efficient per unit than the aircraft types previously utilized, and these future expenditures are necessary to achieve significant long-term operational savings and to replace older aircraft. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements.

As of May 31, 2025, we had $590 million in deposits and progress payments on aircraft purchases and other planned aircraft-related transactions. These deposits are classified in the "Other assets" caption of our accompanying consolidated balance sheets. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the key aircraft we were committed to purchase as of May 31, 2025, with the year of expected delivery:

	Cessna SkyCourier 408	ATR 72-600F	B767F	B777F	Total
2026	19	3	7	—	29
2027	4	3	—	5	12
2028	—	4	—	5	9
2029	—	4	—	—	4
2030	—	2	—	—	2
Thereafter	—	—	—	—	—
Total	23	16	7	10	56

During 2025, Federal Express exercised options to purchase eight B777F aircraft and ten ATR 72-600F aircraft. Of the eight B777F aircraft, three are expected to be delivered in calendar year 2026 and five are expected to be delivered in calendar year 2027. Of the ten ATR 72-600F aircraft, three are expected to be delivered in calendar year 2027, four in calendar year 2028, and three in calendar year 2029.

NOTE 20: INVESTMENTS

EQUITY SECURITIES. Equity securities are included within "Other assets" in the accompanying consolidated balance sheets. The summary of our investments in equity securities at May 31, 2025 and 2024 is as follows (in millions):

	2025	2024
Equity securities with readily determinable fair values	$ 91	$ 100
Equity securities without readily determinable fair values - NAV practical expedient	51	37
Equity securities without readily determinable fair values - measurement alternative	364	223
Total equity securities	$ 506	$ 360

Equity securities with a readily determinable fair value are Level 1 investments that are valued at the closing price or last trade reported on the major market on which the individual securities are traded. For equity securities without readily determinable fair values that qualify for the NAV practical expedient, we have elected to apply the NAV practical expedient to estimate fair value. We apply the measurement alternative for all other equity securities without readily determinable fair values, where adjustments to cost are made for observable price changes and any impairments. For equity securities where the measurement alternative is applied, annual and cumulative amounts of impairments, downward adjustments, and upward adjustments were immaterial for 2025 and 2024.

Unrealized gains and (losses) recognized during the reporting period on all equity securities still held at May 31, 2025, 2024, and 2023 were ($6) million, $14 million, and ($48) million, respectively.

DEBT SECURITIES. The carrying values of our investments in debt securities are classified as available-for-sale and reported at their estimated fair values within "Prepaid expenses and other" in the accompanying consolidated balance sheets. The summary of our investments in debt securities at May 31, 2025 and 2024 is as follows (in millions):

	2025				2024			
		Gross Unrealized				Gross Unrealized		
	Cost	Gains	Losses	Estimated Fair Value	Cost	Gains	Losses	Estimated Fair Value
Fixed-income securities	$ 69	$ 1	$ —	$ 70	$ 76	$ 1	$ —	$ 77
Total debt securities	$ 69	$ 1	$ —	$ 70	$ 76	$ 1	$ —	$ 77

Debt securities are classified as Level 2 within the fair value hierarchy. Realized gains and losses were immaterial for 2025 and 2024. We did not invest in debt securities during 2023.

NOTE 21: CONTINGENCIES

FedEx Ground Negligence Lawsuit. In December 2022, FedEx Ground was named as a defendant in a lawsuit filed in Texas state court related to the alleged kidnapping and first-degree murder of a minor by a driver employed by a service provider engaged by FedEx Ground. The complaint alleged compensatory and punitive damages against FedEx Ground for negligence and gross negligence, negligent hiring and retention, and negligent entrustment. The service provider and driver were also named as defendants in the lawsuit. In February 2025, we reached an agreement to settle the lawsuit for an amount below the previously established immaterial accrual, and the court approved the settlement and dismissed the case in March 2025.

Other Litigation Matters. FedEx and its subsidiaries are subject to various legal proceedings and claims, including lawsuits alleging that Federal Express should be treated as the employer or joint employer of drivers employed by service providers engaged by Federal Express, lawsuits containing various class-action allegations of wage-and-hour violations in which plaintiffs claim, among other things, that they were forced to work "off the clock," were not paid overtime, or were not provided work breaks or other benefits, and lawsuits alleging that FedEx and its subsidiaries are responsible for third-party losses related to vehicle accidents that could exceed our insurance coverage for such losses. In the opinion of management, the aggregate liability, if any, with respect to these actions will not have a material adverse effect on our financial position, results of operations, or cash flows.

Environmental Matters. SEC regulations require us to disclose certain information about proceedings arising under federal, state, or local environmental provisions involving a governmental authority as a party if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, FedEx uses a threshold of $1 million or more for purposes of determining whether disclosure of any such proceedings is required. Applying this threshold, there are no environmental matters required to be disclosed for this period.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

The management of FedEx, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in our filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to FedEx management as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of May 31, 2025 (the end of the period covered by this Annual Report).

Assessment of Internal Control Over Financial Reporting

Management's report on our internal control over financial reporting and the report of Ernst & Young LLP with respect to our internal control over financial reporting are presented in "Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Changes in Internal Control Over Financial Reporting

During our fiscal quarter ended May 31, 2025, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Trading Arrangements

During our fiscal quarter ended May 31, 2025, no director or officer of FedEx adopted, modified, or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as such terms are defined in Item 408(a) of Regulation S-K.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

The information provided pursuant to Section 13(r) of the Securities Exchange Act of 1934 in Part II, Item 5 ("Other Information") of FedEx's Quarterly Report on Form 10-Q for the quarter ended November 30, 2024, is incorporated herein by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding members of the Board of Directors and certain other aspects of FedEx's corporate governance (such as the procedures by which FedEx's stockholders may recommend nominees to the Board of Directors, information about the Audit and Finance Committee, including its members and our "audit committee financial expert," and information regarding FedEx's policies and procedures regarding insider trading) will be presented in FedEx's definitive proxy statement for its 2025 annual meeting of stockholders, which will be held on September 29, 2025, and is incorporated herein by reference. Information regarding executive officers of FedEx is included above in Part I of this Annual Report under the caption "Information About Our Executive Officers" pursuant to the Instruction to Item 401 of Regulation S-K and General Instruction G(3) of Form 10-K. Information regarding FedEx's Code of Conduct is included above in "Item 1. Business" of this Annual Report under the caption "Reputation and Responsibility — Governance."

ITEM 11. EXECUTIVE COMPENSATION

Information regarding director and executive compensation (including FedEx's policies and practices regarding the timing of awards of stock options in relation to the disclosure of material, non-public information) will be presented in FedEx's definitive proxy statement for its 2025 annual meeting of stockholders, which will be held on September 29, 2025, and is incorporated herein by reference; provided that the information in the "Executive Compensation — Pay Versus Performance" section of the definitive proxy statement is not incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management and related stockholder matters, as well as equity compensation plan information, will be presented in FedEx's definitive proxy statement for its 2025 annual meeting of stockholders, which will be held on September 29, 2025, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and transactions with related persons (including FedEx's policies and procedures for the review and preapproval of related person transactions) and director independence will be presented in FedEx's definitive proxy statement for its 2025 annual meeting of stockholders, which will be held on September 29, 2025, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding the fees for services provided by Ernst & Young LLP during 2025 and 2024 and the Audit and Finance Committee's administration of the engagement of Ernst & Young LLP, including the Committee's preapproval policies and procedures (such as FedEx's Policy on Engagement of Independent Auditor), will be presented in FedEx's definitive proxy statement for its 2025 annual meeting of stockholders, which will be held on September 29, 2025, and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements; Financial Statement Schedules

FedEx's consolidated financial statements, together with the notes thereto and the report of Ernst & Young LLP dated July 21, 2025 thereon, are presented in "Item 8. Financial Statements and Supplementary Data" of this Annual Report. FedEx's "Schedule II — Valuation and Qualifying Accounts," together with the report of Ernst & Young LLP dated July 21, 2025 thereon, is presented on pages 126 through 127 of this Annual Report. All other financial statement schedules have been omitted because they are not applicable or the required information is included in FedEx's consolidated financial statements or the notes thereto.

(a)(3) Exhibits

Exhibit Number	Description of Exhibit
	Certificate of Incorporation and Bylaws
3.1	Restated Certificate of Incorporation of FedEx. (Filed as Exhibit 3.1 to FedEx's FY25 Second Quarter Report on Form 10-Q, and incorporated herein by reference.)
3.2	Amended and Restated Bylaws of FedEx. (Filed as Exhibit 3.1 to FedEx's Current Report on Form 8-K dated and filed March 11, 2024, and incorporated herein by reference.)
	Long-Term Debt Instruments
*4.1	Description of Capital Stock and Debt Securities.
4.2	Indenture, dated as of August 8, 2006, between FedEx, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A. (formerly, The Bank of New York Trust Company, N.A.), as trustee. (Filed as Exhibit 4.3 to FedEx's Registration Statement on Form S-3 filed on September 19, 2012, and incorporated herein by reference.)
4.3	Supplemental Indenture No. 3, dated as of July 27, 2012, between FedEx, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. (Filed as Exhibit 4.5 to FedEx's Registration Statement on Form S-3 filed on September 19, 2012, and incorporated herein by reference.)
4.4	Form of 3.875% Note due 2042. (Included in Exhibit 4.5 to FedEx's Registration Statement on Form S-3 filed on September 19, 2012, and incorporated herein by reference.)
4.5	Supplemental Indenture No. 4, dated as of April 11, 2013, between FedEx, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed April 11, 2013, and incorporated herein by reference.)
4.6	Form of 4.10% Note due 2043. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed April 11, 2013, and incorporated herein by reference.)
4.7	Supplemental Indenture No. 5, dated as of January 9, 2014, between FedEx, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2014, and incorporated herein by reference.)
4.8	Form of 4.900% Note due 2034. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2014, and incorporated herein by reference.)
4.9	Form of 5.100% Note due 2044. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2014, and incorporated herein by reference.)
4.10	Supplemental Indenture No. 6, dated as of January 9, 2015, between FedEx, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2015, and incorporated herein by reference.)
4.11	Form of 3.900% Note due 2035. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2015, and incorporated herein by reference.)
4.12	Form of 4.100% Note due 2045. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2015, and incorporated herein by reference.)

4.13	Form of 4.500% Note due 2065. (Included in Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed January 9, 2015, and incorporated herein by reference.)
4.14	Supplemental Indenture No. 7, dated as of February 26, 2025, among FedEx Corporation, as issuer, the subsidiary guarantors named therein and U.S. Bank Trust Company, National Association, as trustee. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.15	Indenture, dated as of October 23, 2015, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed October 23, 2015, and incorporated herein by reference.)
4.16	Supplemental Indenture No. 1, dated as of October 23, 2015, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed October 23, 2015, and incorporated herein by reference.)
4.17	Form of 4.750% Note due 2045. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed October 23, 2015, and incorporated herein by reference.)
4.18	Supplemental Indenture No. 2, dated as of March 24, 2016, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed March 24, 2016, and incorporated herein by reference.)
4.19	Form of 3.250% Note due 2026. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed March 24, 2016, and incorporated herein by reference.)
4.20	Form of 4.550% Note due 2046. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed March 24, 2016, and incorporated herein by reference.)
4.21	Supplemental Indenture No. 3, dated as of April 11, 2016, between FedEx, the Guarantors named therein, Wells Fargo Bank, National Association, as trustee, and Elavon Financial Services Limited, UK Branch, as paying agent. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 11, 2016, and incorporated herein by reference.)
4.22	Form of 1.625% Note due 2027. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 11, 2016, and incorporated herein by reference.)
4.23	Supplemental Indenture No. 4, dated as of January 6, 2017, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed January 6, 2017, and incorporated herein by reference.)
4.24	Form of 4.400% Note due 2047. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed January 6, 2017, and incorporated herein by reference.)
4.25	Supplemental Indenture No. 5, dated as of January 31, 2018, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed January 31, 2018, and incorporated herein by reference.)
4.26	Form of 3.400% Note due 2028. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed January 31, 2018, and incorporated herein by reference.)
4.27	Form of 4.050% Note due 2048. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed January 31, 2018, and incorporated herein by reference.)
4.28	Supplemental Indenture No. 6, dated as of October 17, 2018, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed October 17, 2018, and incorporated herein by reference.)
4.29	Form of 4.200% Note due 2028. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed October 17, 2018, and incorporated herein by reference.)
4.30	Form of 4.950% Note due 2048. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed October 17, 2018, and incorporated herein by reference.)

4.31   Supplemental Indenture No. 9, dated as of July 24, 2019, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed July 24, 2019, and incorporated herein by reference.)

4.32   Form of 3.100% Note due 2029. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed July 24, 2019, and incorporated herein by reference.)

4.33   Supplemental Indenture No. 10, dated as of August 5, 2019, between FedEx, the Guarantors named therein, Wells Fargo Bank, National Association, as trustee, and Elavon Financial Services DAC, UK Branch, as paying agent. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed August 5, 2019, and incorporated herein by reference.)

4.34   Form of 0.450% Note due 2025. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed August 5, 2019, and incorporated herein by reference.)

4.35   Form of 1.300% Note due 2031. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed August 5, 2019, and incorporated herein by reference.)

4.36   Supplemental Indenture No. 11, dated as of April 7, 2020, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 7, 2020, and incorporated herein by reference.)

4.37   Form of 4.250% Note due 2030. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 7, 2020, and incorporated herein by reference.)

4.38   Form of 5.250% Note due 2050. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 7, 2020, and incorporated herein by reference.)

4.39   Pass Through Trust Agreement, dated as of August 13, 2020, between Federal Express and Wilmington Trust Company. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated and filed August 13, 2020 (the "August 13, 2020 Form 8-K"), and incorporated herein by reference.)

4.40   Trust Supplement No. 2020-1AA, dated as of August 13, 2020, between Federal Express and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement dated as of August 13, 2020. (Filed as Exhibit 4.2 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

4.41   Guarantee of FedEx dated August 13, 2020. (Filed as Exhibit 4.3 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

4.42   Form of Pass Through Trust Certificate, Series 2020-1AA. (Included in Exhibit A to Exhibit 4.2 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

4.43   Intercreditor Agreement, dated as of August 13, 2020, among Wilmington Trust Company, as Trustee of the FedEx Pass Through Trust 2020-1AA, BNP Paribas, acting through its New York Branch, as Liquidity Provider, and Wilmington Trust Company, as Subordination Agent. (Filed as Exhibit 4.5 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

4.44   Revolving Credit Agreement (2020-1AA), dated as of August 13, 2020, between Wilmington Trust Company, as Subordination Agent, agent and trustee for the trustee of the FedEx Pass Through Trust 2020-1AA and as Borrower, and BNP Paribas, acting through its New York Branch, as Liquidity Provider (the "Liquidity Provider Revolving Credit Agreement"). (Filed as Exhibit 4.6 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

4.45   Amendment No. 1, dated May 22, 2023, to the Liquidity Provider Revolving Credit Agreement. (Filed as Exhibit 4.44 to FedEx's FY23 Annual Report on Form 10-K, and incorporated herein by reference.)

** †4.46 Participation Agreement (N126FE), dated as of August 13, 2020, among Federal Express, Wilmington Trust Company, as Pass Through Trustee under the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein. (Filed as Exhibit 4.7 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)

*** †4.47	Participation Agreement (N869FD), dated as of August 13, 2020, among Federal Express, Wilmington Trust Company, as Pass Through Trustee under the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein. (Filed as Exhibit 4.8 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)
**4.48	Indenture and Security Agreement (N126FE), dated as of August 13, 2020, between Federal Express and Wilmington Trust Company, as Loan Trustee. (Filed as Exhibit 4.9 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)
***4.49	Indenture and Security Agreement (N869FD), dated as of August 13, 2020, between Federal Express and Wilmington Trust Company, as Loan Trustee. (Filed as Exhibit 4.10 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)
4.50	Form of Series 2020-1AA Equipment Notes. (Included in Exhibit 4.9 to the August 13, 2020 Form 8-K, and incorporated herein by reference.)
4.51	Supplemental Indenture No. 12, dated as of April 29, 2021, between FedEx, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 29, 2021, and incorporated herein by reference.)
4.52	Form of 2.400% Note due 2031. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 29, 2021, and incorporated herein by reference.)
4.53	Form of 3.250% Note due 2041. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed April 29, 2021, and incorporated herein by reference.)
4.54	Supplemental Indenture No. 13, dated as of May 4, 2021, between FedEx, the Guarantors named therein, Wells Fargo Bank, National Association, as trustee, and Elavon Financial Services DAC, UK Branch, as paying agent. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed May 4, 2021, and incorporated herein by reference.)
4.55	Form of 0.450% Note due 2029. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed May 4, 2021, and incorporated herein by reference.)
4.56	Form of 0.950% Note due 2033. (Included in Exhibit 4.2 to FedEx's Current Report on Form 8-K dated and filed May 4, 2021, and incorporated herein by reference.)
4.57	Supplemental Indenture No. 14, dated as of February 26, 2025, among FedEx, as issuer, the subsidiary guarantors named therein and U.S. Bank Trust Company, National Association, as trustee. (Filed as Exhibit 4.3 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.58	Supplemental Indenture No. 15, dated as of February 26, 2025, among FedEx, as issuer, the subsidiary guarantors named therein and U.S. Bank Trust Company, National Association, as trustee. (Filed as Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.59	Form of 3.400% Notes due 2028. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.60	Form of 4.200% Notes due 2028. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.61	Form of 3.100% Notes due 2029. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.62	Form of 4.250% Notes due 2030. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.63	Form of 2.400% Notes due 2031. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.64	Form of 4.900% Notes due 2034. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).

4.65	Form of 3.900% Notes due 2035. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.66	Form of 3.250% Notes due 2041. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.67	Form of 3.875% Notes due 2042. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.68	Form of 4.100% Notes due 2043. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.69	Form of 5.100% Notes due 2044 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.70	Form of 4.100% Notes due 2045 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.71	Form of 4.750% Notes due 2045. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.72	Form of 4.550% Notes due 2046. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.73	Form of 4.400% Notes due 2047 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.74	Form of 4.050% Notes due 2048 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.75	Form of 4.950% Notes due 2048. (Included in Exhibit 4.4 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.76	Form of 5.250% Notes due 2050 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.77	Form of 4.500% Notes due 2065 (included in Exhibit 4.4 to the February 24, 2025 Form 8-K, and incorporated herein by reference).
4.78	Supplemental Indenture No. 16, dated as of February 26, 2025, among FedEx, as issuer, the subsidiary guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank Europe DAC, UK Branch, as paying agent. (Filed as Exhibit 4.24 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.79	Form of 0.450% Notes due 2029. (Included in Exhibit 4.24 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.80	Form of 1.300% Notes due 2031. (Included in Exhibit 4.24 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.81	Form of 0.950% Notes due 2033. (Included in Exhibit 4.24 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.82	Registration Rights Agreement, dated February 26, 2025, among FedEx, the subsidiary guarantors named therein and Goldman Sachs & Co. LLC. (Filed as Exhibit 4.28 to FedEx's Current Report on Form 8-K dated February 24, 2025 and filed February 26, 2025, and incorporated herein by reference).
4.83	Succession Agreement, dated as of December 13, 2021, among FedEx, the guarantors named therein, The Bank of New York Mellon Trust Company, N.A., and U.S. Bank National Association. (Filed as Exhibit 4.1 to FedEx's Current Report on Form 8-K dated December 13, 2021 and filed December 16, 2021, and incorporated herein by reference.)
4.84	Succession Agreement, dated as of December 13, 2021, among FedEx, the guarantors named therein, Computershare Trust Company, N.A., as agent for Wells Fargo Bank, National Association, and U.S. Bank National Association. (Filed as Exhibit 4.2 to FedEx's Current Report on Form 8-K dated December 13, 2021 and filed December 16, 2021, and incorporated herein by reference.)

Facility Lease Agreements

10.1   Composite Lease Agreement dated May 21, 2007 (but effective as of January 1, 2007) between the Memphis-Shelby County Airport Authority and Federal Express (the "Composite Lease Agreement"). (Filed as Exhibit 10.1 to FedEx's FY07 Annual Report on Form 10-K, and incorporated herein by reference.)

10.2   First Amendment dated December 29, 2009 (but effective as of September 1, 2008) to the Composite Lease Agreement. (Filed as Exhibit 10.1 to FedEx's FY10 Third Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.3   Second Amendment dated March 30, 2010 (but effective as of June 1, 2009) and Third Amendment dated April 27, 2010 (but effective as of July 1, 2009), each to the Composite Lease Agreement. (Filed as Exhibit 10.3 to FedEx's FY10 Annual Report on Form 10-K, and incorporated herein by reference.)

10.4   Fourth Amendment dated December 22, 2011 (but effective as of December 15, 2011) to the Composite Lease Agreement. (Filed as Exhibit 10.4 to FedEx's FY12 Third Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.5   Fifth Amendment dated December 19, 2012 (but effective as of January 1, 2013) to the Composite Lease Agreement. (Filed as Exhibit 10.5 to FedEx's FY13 Third Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.6   Sixth Amendment dated September 19, 2013 (but effective as of July 1, 2014) to the Composite Lease Agreement. (Filed as Exhibit 10.5 to FedEx's FY14 Second Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.7   Seventh Amendment dated June 1, 2016 (but effective as of April 1, 2016) to the Composite Lease Agreement. (Filed as Exhibit 10.7 to FedEx's FY16 Annual Report on Form 10-K, and incorporated herein by reference.)

10.8   Eighth Amendment dated July 29, 2016 (but effective as of April 1, 2017) to the Composite Lease Agreement. (Filed as Exhibit 10.14 to FedEx's FY17 First Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.9   Ninth Amendment dated August 14, 2017 (but effective as of September 1, 2017) to the Composite Lease Agreement. (Filed as Exhibit 10.9 to FedEx's FY18 First Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.10   Tenth Amendment dated May 22, 2018 (but effective as of May 1, 2018) to the Composite Lease Agreement. (Filed as Exhibit 10.10 to FedEx's FY18 Annual Report on Form 10-K, and incorporated herein by reference.)

10.11   Eleventh Amendment dated January 22, 2019 (but effective as of January 1, 2019) to the Composite Lease Agreement. (Filed as Exhibit 10.9 to FedEx's FY19 Third Quarter Report on Form 10-Q, and incorporated herein by reference.)

†10.12   Twelfth Amendment dated April 9, 2019 (but effective as of April 1, 2019) to the Composite Lease Agreement. (Filed as Exhibit 10.12 to FedEx's FY19 Annual Report on Form 10-K, and incorporated herein by reference.)

†10.13   Thirteenth Amendment dated and effective July 26, 2021 to the Composite Lease Agreement. (Filed as Exhibit 10.3 to FedEx's FY22 First Quarter Report on Form 10-Q, and incorporated herein by reference.)

†10.14   Fourteenth Amendment dated March 14, 2022 (but effective as of February 1, 2022) to the Composite Lease Agreement. (Filed as Exhibit 10.14 to FedEx's FY22 Annual Report on Form 10-K, and incorporated herein by reference.)

†10.15   Fifteenth Amendment dated and effective May 19, 2022 to the Composite Lease Agreement. (Filed as Exhibit 10.15 to FedEx's FY22 Annual Report on Form 10-K, and incorporated herein by reference.)

†10.16   Sixteenth Amendment dated June 27, 2023 (but effective as of May 1, 2023) to the Composite Lease Agreement. (Filed as Exhibit 10.16 to FedEx's FY23 Annual Report on Form 10-K, and incorporated herein by reference.)

†10.17   Seventeenth Amendment dated September 30, 2024 (but effective as of September 1, 2024) to the Composite Lease Agreement. (Filed as Exhibit 10.1 to FedEx's FY25 Second Quarter Report on Form 10-Q, and incorporated herein by reference.)

Financing Agreements

†10.18   Three-Year Credit Agreement dated as of March 15, 2024, among FedEx, JPMorgan Chase Bank, N.A., individually and as administrative agent, and other financial institutions. (Filed as Exhibit 10.47 to FedEx's FY24 Annual Report on Form 10-K, and incorporated herein by reference).

†10.19   Five-Year Credit Agreement dated as of March 15, 2024, among FedEx, JPMorgan Chase Bank, N.A., individually and as administrative agent, and other financial institutions. (Filed as Exhibit 10.48 to FedEx's FY24 Annual Report on Form 10-K, and incorporated herein by reference).

Management Contracts/Compensatory Plans or Arrangements

10.20   FedEx 2010 Omnibus Stock Incentive Plan, as amended (the "2010 Omnibus Stock Incentive Plan"). (Filed as Exhibit 10.12 to FedEx's FY18 Second Quarter Report on Form 10-Q, and incorporated herein by reference.)

10.21   Form of Terms and Conditions of stock option grant pursuant to the 2010 Omnibus Stock Incentive Plan. (Filed as Exhibit 4.4 to FedEx's Registration Statement No. 333-171232 on Form S-8, and incorporated herein by reference.)

10.22   Form of Terms and Conditions of restricted stock grant pursuant to the 2010 Omnibus Stock Incentive Plan. (Filed as Exhibit 4.5 to FedEx's Registration Statement No. 333-171232 on Form S-8, and incorporated herein by reference).

10.23   Form of Restricted Stock Agreement pursuant to the 2010 Omnibus Stock Incentive Plan. (Filed as Exhibit 4.5 to FedEx's Registration Statement No. 333-192957 on Form S-8, and incorporated herein by reference).

10.24   FedEx 2019 Omnibus Stock Incentive Plan, as amended (the "2019 Omnibus Stock Incentive Plan"). (Filed as Exhibit 99.1 to FedEx's Registration Statement No. 333-267559 on Form S-8, and incorporated herein by reference.)

10.25   Form of Terms and Conditions of Stock Option Grant for U.S. Employees pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 99.2 to FedEx's Registration Statement No. 333-234010 on Form S-8, and incorporated herein by reference.)

10.26   Form of Stock Option Agreement for Non-U.S. Participants pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 99.3 to FedEx's Registration Statement No. 333-234010 on Form S-8, and incorporated herein by reference).

10.27   Form of Stock Option Agreement for Non-Management Members of the Board of Directors pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 99.4 to FedEx's Registration Statement No. 333-234010 on Form S-8, and incorporated herein by reference).

10.28   Form of Restricted Stock Agreement for U.S. Participants pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 99.5 to FedEx's Registration Statement No. 333-234010 on Form S-8, and incorporated herein by reference).

10.29   Form of Restricted Stock Agreement for Non-U.S. Participants pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 99.6 to FedEx's Registration Statement No. 333-234010 on Form S-8, and incorporated herein by reference).

10.30   Form of Restricted Stock Unit Agreement for Non-Management Directors pursuant to the 2019 Omnibus Stock Incentive Plan. (Filed as Exhibit 10.1 to FedEx's Current Report on Form 8-K dated September 21, 2023 and filed September 22, 2023, and incorporated herein by reference).

10.31   Amended and Restated FedEx Retirement Parity Pension Plan, effective June 1, 2024. (Filed as Exhibit 10.60 to FedEx's FY24 Annual Report on Form 10-K, and incorporated herein by reference).

10.32   FedEx Office Supplemental Retirement Plan dated December 30, 2019 (but effective as of January 1, 2020). (Filed as Exhibit 10.102 to FedEx's FY22 Annual Report on Form 10-K, and incorporated herein by reference.)

10.33   First Amendment to FedEx Office Supplemental Retirement Plan dated December 22, 2021 (but effective as of January 1, 2021). (Filed as Exhibit 10.103 to FedEx's FY22 Annual Report on Form 10-K, and incorporated herein by reference.)

10.34   Second Amendment to FedEx Office Supplemental Retirement Plan dated June 20, 2022 (but effective as of August 1, 2022). (Filed as Exhibit 10.104 to FedEx's FY22 Annual Report on Form 10-K, and incorporated herein by reference.)

10.35	FedEx's Amended and Restated Retirement Plan for Outside Directors. (Filed as Exhibit 10.2 to FedEx's FY09 Second Quarter Report on Form 10-Q, and incorporated herein by reference.)
10.36	Form of Management Retention Agreement between FedEx and each of Rajesh Subramaniam, Gina F. Adams, Tracy B. Brightman, Brie A. Carere, John W. Dietrich, Sriram Krishnasamy, John A. Smith, and Richard W. Smith. (Filed as Exhibit 10.5 to FedEx's FY10 Third Quarter Report on Form 10-Q, and incorporated herein by reference.)
10.37	Letter Agreement, dated July 11, 2022, between FedEx and Sriram Krishnasamy. (Filed as Exhibit 10.67 to FedEx's FY24 Annual Report on Form 10-K, and incorporated herein by reference).
10.38	FedEx Supplemental Short-Term Disability Plan, effective January 1, 2025 (Filed as Exhibit 10.1 to FedEx's FY25 Third Quarter Report on Form 10-Q, and incorporated herein by reference).
10.39	FedEx Supplemental Long-Term Disability Plan, effective January 1, 2025 (Filed as Exhibit 10.2 to FedEx's FY25 Third Quarter Report on Form 10-Q, and incorporated herein by reference).

Other Exhibits

19	FedEx Securities Manual, amended as of June 10, 2024 (Filed as Exhibit 19 to FedEx's FY24 Annual Report on Form 10-K, and incorporated herein by reference).
*21	Subsidiaries of Registrant.
*22	List of Guarantor Subsidiaries.
*23	Consent of Independent Registered Public Accounting Firm.
*24	Powers of Attorney (presented on the signature pages of this Annual Report).
*31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	FedEx Policy on Recoupment of Incentive Compensation. (Filed as Exhibit 97.1 to FedEx's FY24 Annual Report on Form 10-K , and incorporated herein by reference).
**99.1	Schedule I related to the Federal Express Pass Through Certificates, Series 2020-1AA (the "Certificates"). (Filed as Exhibit 99.1 to the August 13, 2020 Form 8-K, and incorporated herein by reference).
***99.2	Schedule II related to the Certificates. (Filed as Exhibit 99.2 to the August 13, 2020 Form 8-K, and incorporated herein by reference).
*101.1	Interactive Data Files pursuant to Rule 405 of Regulation S-T formatted in Inline Extensible Business Reporting Language ("Inline XBRL").
*104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101.1).

---

* Filed herewith.

** Pursuant to Instruction 2 to Item 601 of Regulation S-K, Exhibit 99.1 to the August 13, 2020 Form 8-K contains a list of documents applicable to the Boeing 767-300F aircraft (other than the aircraft bearing Registration No. N126FE) that relate to the offering of the Certificates, which documents are substantially identical to those which are filed as Exhibits 4.7 and 4.9 to the August 13, 2020 Form 8-K, except for the information identifying such aircraft in question and various information relating to the principal amounts of the equipment notes relating to such aircraft. Exhibit 99.1 to the August 13, 2020 Form 8-K sets forth the details by which such documents differ from the corresponding representative sample of documents filed as Exhibits 4.7 and 4.9 to the August 13, 2020 Form 8-K with respect to the aircraft bearing Registration No. N976JT.

*** Pursuant to Instruction 2 to Item 601 of Regulation S-K, Exhibit 99.2 to the August 13, 2020 Form 8-K contains a list of documents applicable to the Boeing 777F aircraft (other than the aircraft bearing Registration No. N869FD) that relate to the offering of the Certificates, which documents are substantially identical to those which are filed as Exhibits 4.8 and 4.10 to the August 13, 2020 Form 8-K, except for the information identifying such aircraft in question and various information relating to the principal amounts of the equipment notes relating to such aircraft. Exhibit 99.2 to the August 13, 2020 Form 8-K sets forth the details by which such documents differ from the corresponding representative sample of documents filed as Exhibits 4.8 and 4.10 to the August 13, 2020 Form 8-K with respect to the aircraft bearing Registration No. N869FD.

† Certain attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K because the information contained therein is not material and is not otherwise publicly disclosed. FedEx will furnish supplementally copies of such attachments to the SEC or its staff upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEDEX CORPORATION

Dated: July 21, 2025

By: /s/ Rajesh Subramaniam

Rajesh Subramaniam
President and Chief Executive Officer

Power of Attorney. KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rajesh Subramaniam, John W. Dietrich, and Guy M. Erwin II, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with any and all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Rajesh Subramaniam Rajesh Subramaniam	President and Chief Executive Officer and Director *(Principal Executive Officer)*	July 21, 2025
/s/ John W. Dietrich John W. Dietrich	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	July 21, 2025
/s/ Guy M. Erwin II Guy M. Erwin II	Corporate Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	July 21, 2025
/s/ Silvia Davila Silvia Davila	Director	July 21, 2025
/s/ Marvin R. Ellison Marvin R. Ellison	Director	July 21, 2025
/s/ Stephen E. Gorman Stephen E. Gorman	Director	July 21, 2025
/s/ Susan Patricia Griffith Susan Patricia Griffith	Director	July 21, 2025
/s/ Amy B. Lane Amy B. Lane	Director	July 21, 2025

/s/ R. Brad Martin	Director	July 21, 2025
R. Brad Martin		
/s/ Nancy A. Norton	Director	July 21, 2025
Nancy A. Norton		
/s/ Frederick Perpall	Director	July 21, 2025
Frederick Perpall		
/s/ Joshua Cooper Ramo	Director	July 21, 2025
Joshua Cooper Ramo		
/s/ Susan C. Schwab	Director	July 21, 2025
Susan C. Schwab		
/s/ Paul S. Walsh	Director	July 21, 2025
Paul S. Walsh		

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

FedEx Corporation

We have audited the consolidated financial statements of FedEx Corporation (the Company) as of May 31, 2025 and 2024, and for each of the three years in the period ended May 31, 2025, and have issued our report thereon dated July 21, 2025 included elsewhere in this Form 10-K. Our audits of the consolidated financial statements included the financial statement schedule listed in Item 15(a) of this Form 10-K (the "schedule"). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's schedule, based on our audits.

In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/s/ Ernst & Young LLP

Memphis, Tennessee

July 21, 2025

FEDEX CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MAY 31, 2025, 2024, AND 2023
(IN MILLIONS)

| | | Additions | | | |
Description	Balance at beginning of year	Charged to expenses	Charged to other accounts	Deductions	Balance at end of year
Accounts Receivable Reserves:					
Allowance for Credit Losses					
2025	$ 436	$ 521	$ —	$ 519 (a)	$ 438
2024	472	421	—	457 (a)	436
2023	340	696	—	564 (a)	472
Allowance for Revenue Adjustments					
2025	$ 339	$ —	$ 1,495 (b)	$ 1,499 (c)	$ 335
2024	328	—	1,534 (b)	1,523 (c)	339
2023	352	—	1,662 (b)	1,686 (c)	328
Inventory Valuation Allowance:					
2025	$ 288	$ 41	$ —	$ 21	$ 308
2024	276	40	—	28	288
2023	360	33	—	117	276

(a) Uncollectible accounts written off, net of recoveries, and other adjustments.

(b) Principally charged against revenue.

(c) Service failures, rebills, and other.

FEDEX CORPORATION BOARD OF DIRECTORS

Silvia Davila[(3)(4)]
Regional President, Latin America of Danone S.A.
Multinational food product company

Marvin R. Ellison[(2)(5)]
Chairman of the Board, President, and Chief Executive Officer
of Lowe's Companies, Inc.
Home improvement retailer

Stephen E. Gorman[(4)(5)]
Former Chief Executive Officer of Air Methods Corporation
Air medical provider

Susan Patricia Griffith[(3)(5*)]
President and Chief Executive Officer of
The Progressive Corporation
Property and casualty insurance company

Amy B. Lane[(2)(3)]
Former Managing Director and Group Leader,
Global Retailing Investment Banking Group of Merrill
Lynch & Co., Inc.
Investment banking firm

R. Brad Martin[(1)(2*)]
Chairman of RBM Venture Company
Private investment company

Nancy A. Norton[(4*)]
Retired Vice Admiral, U.S. Navy

Frederick P. Perpall[(2)(5)]
Chief Executive Officer of The Beck Group
Integrated design-build firm

Joshua Cooper Ramo[(2)(4)]
Chairman and Chief Executive Officer of Sornay, LLC
Strategic advisory firm

Susan C. Schwab[(3)(4)]
Professor Emerita at the University of Maryland
School of Public Policy

Rajesh Subramaniam
President and Chief Executive Officer of
FedEx Corporation

Paul S. Walsh[(3*)]
Executive Chairman of the Board of McLaren Group Limited
Luxury automotive, motorsport, and technology company

[(1)] Chairman of the Board
[(2)] Audit and Finance Committee
[(3)] Compensation and Human Resources Committee
[(4)] Cyber and Technology Oversight Committee
[(5)] Governance, Safety, and Public Policy Committee
* Committee Chair

FEDEX CORPORATION EXECUTIVE OFFICERS

Rajesh Subramaniam
President and Chief Executive Officer

Gina F. Adams
Executive Vice President, General Counsel and Secretary

Tracy B. Brightman
Executive Vice President — Chief People Officer

Brie A. Carere
Executive Vice President — Chief Customer Officer

John W. Dietrich
Executive Vice President and Chief Financial Officer

John A. Smith
Chief Operating Officer — United States and Canada,
Federal Express

Richard W. Smith
Chief Operating Officer — International and Chief Executive
Officer — Airline, Federal Express

Vishal Talwar
Executive Vice President — Chief Digital and Information Officer

CORPORATE INFORMATION

FEDEX CORPORATION:
942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

ANNUAL MEETING OF STOCKHOLDERS:
Monday, September 29, 2025, 8:00 a.m. Central Time. The 2025 Annual Meeting of Stockholders will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/FDX2025.

STOCK LISTING:
FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

FINANCIAL INFORMATION:
Copies of FedEx Corporation's Annual Report on Form 10-K (Form 10-K), other documents filed with or furnished to the Securities and Exchange Commission (SEC), and other financial and statistical information are available on the Investor Relations page of our website at investors.fedex.com.

The information we post on the Investor Relations page of our website could be deemed to be material information. We encourage investors, the media, and others interested in FedEx to visit this website from time to time, as information is updated and new information is posted.

Company documents filed with or furnished to the SEC can also be found on the SEC's website at sec.gov.

You will be mailed a copy of the Form 10-K, without charge, upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:
Ernst & Young LLP, Memphis, Tennessee

CUSTOMER SERVICE:
Call 1-800-Go-FedEx or visit fedex.com.

MEDIA INQUIRIES:
Caitlin Adams Maier, Director, Global Media & Public Affairs, (901) 434-8100, e-mail: mediarelations@fedex.com.

STOCKHOLDER ACCOUNT SERVICES:
Computershare, PO BOX 43006, Providence, Rhode Island 02940-3006, (800) 446-2617, www.computershare.com/investor.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT:
For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan website at www.computershare.com/investor/#DirectStock. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding, and selling FedEx common stock. This plan also permits stockholders to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

INVESTOR RELATIONS:
Jeni Hollander, Vice President Investor Relations, (901) 818-7200, e-mail: ir@fedex.com.

EQUAL EMPLOYMENT OPPORTUNITY:
Our greatest asset is our people. We are committed to providing a workplace where our employees feel respected and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate, and promote employees based on merit, qualifications, job-related requirements, and performance. We do not tolerate certain behaviors. These include harassment, retaliation, violence, intimidation, and discrimination of any kind on the basis of race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability, veteran status, or any other characteristic protected by federal, state, or local law.

Our 2025 Corporate Responsibility Report is available at fedex.com/en-us/sustainability/reports.html.



942 South Shady Grove Road
Memphis, TN 38120

fedex.com